
10012485


SEC MAIL
RECEIVED
SEP 27 2010
193

2010

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K for Fiscal Year 2010

LETTER TO SHAREHOLDERS

For fiscal 2010, ADP® reported 1% growth in revenues to $8.9 billion, and $2.40 in earnings per share from continuing operations. ADP benefited from favorable tax items in fiscal years 2010 and 2009, and excluding these items, earnings per share from continuing operations declined $0.01 to $2.37. While these results are not up to historical ADP standards, they certainly are respectable results given the economic environment we faced. I am pleased that our financial results improved as we proceeded through the year, and, most importantly, I believe we turned the corner during the fourth fiscal quarter as we reached positive inflection points in most of our key business metrics.

Inflection Points

We exited the year with strong momentum in new business sales growth, which is the key to growing future revenues. Sales were robust in the small and medium-size business markets and capital spending at multi-national companies started to rebound. In addition to growing our recurring revenue base through new sales, retaining our existing clients remains critical. Revenues from existing clients are significantly more profitable than from new clients where there are offsetting selling and implementation expenses. Our investments in client service, fewer companies going out of business, and less pricing pressure led to a significant improvement in client revenues retained in fiscal 2010. For the year, we retained just slightly less than 90% of our recurring Employer Services revenues, and I am quite pleased that we ended the year with fourth quarter retention that was close to the record levels we achieved before the period of economic decline over the last several years.

Revenue growth in our beyond payroll solutions was positive all year, and I am particularly pleased that, despite nagging unemployment, the revenue declines in our traditional payroll and payroll tax filing business abated as growth turned slightly positive in the fourth quarter. Payroll is our most profitable business and it creates additional opportunities for our salesforce to cross-sell our beyond payroll products.

We reached an important inflection point in our PEO business segment with 8.5% growth in average worksite employees for the fourth quarter, which exceeded the full year growth of 5%. We continue to be the largest PEO in terms of worksite employees, exiting the year with 210,000 paid worksite employees.

We also generated good momentum in our Dealer Services business. We achieved strong double-digit sales growth in the fourth quarter resulting in positive growth for the year. Dealer Services continued to gain market share in a consolidating marketplace due to our strong competitive win position and continued investments in solutions beyond the core dealer management system.

Strategic Acquisitions

This year, we performed particularly well against the third and fourth prong of our five-point growth strategy - international expansion and entering adjacent markets beyond our core business that leverage the ADP franchise. Put in place four years ago, our management team is committed to continued successful execution of this growth strategy:

1. Strengthen and grow the core;
2. Grow our differentiated HR BPO solutions;
3. Focus on international expansion;
4. Enter adjacent markets that leverage the core, thus widening our breadth of offerings; and
5. Expand margins through increased efficiencies.

Fiscal 2010 was ADP's best year for acquisition activity since 2003. We signed 10 transactions in fiscal 2010 that are expected to add over $350 million to our annualized recurring revenue base.

In Employer Services, we added four market-leading solutions to our portfolio of solutions.

- Workscape® is a leading provider of benefits administration and compensation solutions. Workscape's average client has over 20,000 employees and will complement our National Account offerings and enable us to compete more successfully for large and more complex deals.
- Vizual® is a market-leading HR services and benefits administration solutions provider in the U.K. aimed at medium-sized businesses. Its scalable, web-based platform is also multi-lingual with rich functionality.
- HR411® is a web based, on-demand, HR support and information portal for small businesses. HR411 is designed to meet and address day-to-day HR and compliance requirements.
- DO2 Technologies is a leading accounts payable provider and expands our CFO suite of service offerings. This solution fits well within ADP's extensive money movement capabilities and will benefit larger companies looking to ADP to provide assistance in the procure-to-pay market. The offerings in the CFO suite also include tax credit services, expense management, and tax and compliance solutions.

Fiscal 2010 was an acquisitive year in Dealer Services as well. The most significant transaction was the acquisition of The Cobalt Group, the market leader for digital marketing solutions for auto manufacturers. The joining of Cobalt® with ADP's extensive dealer management solutions gives Dealer Services the opportunity to deliver true "closed loop" integration from lead generation to actual cars sold. With this new, unique solution, manufacturers and dealers will be able to more efficiently manage, measure, and align their marketing spend.

Dealer Services also signed an agreement to acquire Kuwaiti based PACC, a long-time distributor of our international dealer management system, Autoline, in the Gulf States region. PACC serves clients in Kuwait, Saudi Arabia, UAE, Oman, Qatar, Bahrain, Lebanon and Jordan. This important acquisition expands Dealer Services' global geographic footprint.

Investments in Market-leading Solutions

ADP continued to invest in solutions that we believe will enhance our sales success well into the future.

In the small business marketplace, RUN Powered by ADP® is our new web-based, real-time payroll application that was released to our salesforce in fiscal 2010. RUN Powered by ADP is easy to implement, easy to learn, and easy to use. Most importantly, RUN Powered by ADP has been hitting the mark with small business owners and accountants, and the next release of RUN Powered by ADP - due out early in fiscal 2011 - is aimed at helping the accountant community better serve their small business clients. We are also excited to be enhancing RUN Powered by ADP with a mobile application that will give small business owners and their accountants full control of their payroll needs wherever they might be.

ADP's new solution for the mid-market space for companies with 50 up to 1,000 employees is ADP Workforce Now™. Launched in fiscal 2010, ADP Workforce Now combines ADP's market-leading HR, payroll, benefits administration, time and attendance, and talent management solutions into one integrated workforce management solution. To our clients, integrated means single sign-on, common user interface, data integration, and common reporting. The value proposition is clear for our clients: they get administrative and compliance support combined with a world class service experience from a single provider. ADP Workforce Now is offered in both a historical outsourcing arrangement, and as a full HRBPO model which includes employee call center services. This complete bundle of solutions spans the entire employee lifecycle from recruitment to retirement, and is gaining considerable traction in the market.

Financial Strength

ADP is one of only four companies rated AAA by both of the leading rating agencies, which to our clients and prospects means that ADP is at the highest level of financial soundness and a solid partner for payroll and money movement. ADP's business model with its large recurring revenue base, continued to generate strong, consistent cash flows, and our return on equity was a healthy 22% for fiscal 2010.

In fiscal 2010, we also bought back over $765 million of ADP stock and paid nearly $675 million in cash dividends to our shareholders.

ADP in the Workplace

I am also proud that ADP was recognized with a number of prestigious awards during fiscal 2010 including:

- Fortune Most Admired – ADP was ranked #1 in our business category, Financial Data Services sector;
- Working Mother – ADP was recognized within the top 100;
- Diversity – ADP ranked in the top 50 for the first time;
- Computer World – ADP was recognized within the top 100 as one of the best places to work in IT; and
- Training Top 125 – ADP ranked #2.

Management and Board of Directors

Our leadership team is strong. This year, we announced the promotions of Michael A. Bonarti and Michael C. Eberhard to corporate vice president in recognition of their contributions to ADP's success.

During fiscal 2010, Enrique Salem, President and Chief Executive Officer of Symantec Corporation, joined ADP's board of directors.

Outlook

Today, ADP is moving forward from a position of strength. As fiscal 2010 concluded, we reached positive inflection points on most of our key business metrics and exited the year with excellent momentum in new business sales. ADP's business model is resilient and highly scalable, and most importantly, remains intact. Employees need to get paid and employers need the right tools for payroll and HR to efficiently manage their employees. ADP's recurring revenue model, with strong and consistent cash flow generation, enabled us to continue to invest during the economic downturn. As a result, ADP's value proposition is strong and our innovative new solutions are hitting the right marks with prospects and clients in the marketplace. Additionally, fiscal 2010 was a year of successful execution on strategic acquisitions that expanded our solution set and geographic footprint, and the pipeline of prospective transactions is healthy.

We have a team of 47,000 talented and motivated associates who are committed to excellence in helping ADP win in the marketplace. I am excited about ADP's longer-term growth opportunities and look forward to the future with increasing optimism.



GARY C. BUTLER
President & Chief Executive Officer

September 24, 2010

This Letter to Shareholders and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed under "Item 1A.Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 should be considered in evaluating any forward-looking statements contained herein.

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AUTOMATIC DATA PROCESSING, INC.

One ADP Boulevard • Roseland, New Jersey 07068

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

The 2010 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will be held at 10:00 a.m., Tuesday, November 9, 2010 at our corporate headquarters, One ADP Boulevard, Roseland, New Jersey, for the following purposes:

1. to elect a board of directors;
2. to approve an amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan to increase by 5,000,000 shares the number of shares of our common stock that may be acquired by employees thereunder;
3. to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent certified public accountants for the fiscal year 2011; and
4. to transact any other business that may properly come before the meeting or any adjournment(s) thereof.

Stockholders of record at the close of business on September 10, 2010 are entitled to vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held at that time.

The presence in person and/or the representation by proxy of the holders of record of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. If you do not expect to be present at the meeting, you may vote your shares of stock by phone, via the Internet or by executing and promptly returning the proxy accompanying printed proxy materials in the enclosed envelope, which requires no postage if mailed in the United States.

Admission to the meeting is restricted to stockholders and/or their designated representatives. If your shares are registered in your name and you plan to attend the meeting, your admission ticket will be the top portion of the proxy card. If your shares are in the name of your broker or bank or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement. All stockholders will be required to show valid picture identification. **If you do not have valid picture identification and either an admission ticket or proof of your stock ownership, you will not be admitted to the meeting. For security purposes packages and bags will be inspected and you may be required to check these items. Please arrive early enough to allow yourself adequate time to clear security.**

By order of the Board of Directors

MICHAEL A. BONARTI
Secretary

September 24, 2010
Roseland, New Jersey

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules adopted by the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 24, 2010, we commenced the mailing to our stockholders (other than those who previously requested electronic or paper delivery) of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.



PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard • Roseland, New Jersey 07068

TO BE HELD ON NOVEMBER 9, 2010

SOLICITATION AND REVOCATION OF PROXY

The board of directors of Automatic Data Processing, Inc. is soliciting proxies for the forthcoming Annual Meeting of Stockholders. Each stockholder has the power to revoke a proxy at any time prior to voting at the meeting by notifying in writing the company's secretary. The company will bear all expenses in connection with this solicitation. We made this Proxy Statement and the accompanying proxy available to stockholders on or about September 24, 2010.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $.10 per share. At the close of business on September 10, 2010, the record date for determining stockholders entitled to notice of and to vote at the meeting, we had 492,481,053 issued and outstanding shares of common stock (excluding 146,221,616 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our Amended and Restated Certificate of Incorporation and By-Laws and under Delaware law, abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. A non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of all nominees, withheld from all nominees or withheld from specifically identified nominees. Votes that are withheld will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, withheld votes will be excluded entirely and will have no effect on the vote.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to (i) approve the amendment to the Employees' Savings-Stock Purchase Plan and (ii) ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the company's independent certified public accountants. Votes may be cast in favor of or against either proposal, or a stockholder may abstain from voting on either proposal. Abstentions will have the effect of a negative vote.

Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the matters referred to in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Our board of directors has adopted a policy whereby stockholders' proxies are received by our independent tabulators and the vote is certified by independent inspectors of election. Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Directors

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the persons named below (each of whom is now a director) as directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. If any nominee is no longer a candidate at the time of the meeting (a situation that we do not anticipate), proxies will be voted in favor of remaining nominees and may be voted for substitute nominees designated by the board of directors.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Gregory D. Brenneman	48	2001	Chairman of CCMP Capital Advisors, LLC, a private equity firm(1)
Leslie A. Brun	58	2003	Chairman and Chief Executive Officer of Sarr Group, LLC, a private equity firm(2)
Gary C. Butler	63	1996	President and Chief Executive Officer of Automatic Data Processing, Inc.(3)
Leon G. Cooperman	67	1991	Chairman and Chief Executive Officer of Omega Advisors, Inc., an investment firm(4)
Eric C. Fast	61	2007	President and Chief Executive Officer of Crane Co., a manufacturer of industrial products(5)
Linda R. Gooden	57	2009	Executive Vice President of Lockheed Martin Corporation Information Systems & Global Services(6)
R. Glenn Hubbard	52	2004	Dean of Columbia University's Graduate School of Business(7)
John P. Jones	59	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.(8)
Sharon T. Rowlands	52	2008	Chief Executive Officer of Penton Media, Inc., a business to business media company(9)
Enrique T. Salem	44	2010	President and Chief Executive Officer of Symantec Corporation, a provider of information security, storage and systems management solutions(10)
Gregory L. Summe	53	2007	Vice Chairman of The Carlyle Group, a private equity firm(11)

(1) Mr. Brenneman has been chairman of CCMP Capital Advisors, LLC since August 2008. He served as executive chairman of the board of Quiznos, a national quick-service restaurant chain, from August 2008 to July 2010 and as president and chief executive officer of Quiznos from January 2007 to August 2008. He has been the chairman and chief executive officer of TurnWorks, Inc., a private equity firm since November 1994. Mr. Brenneman served as chief executive officer and a board member of Burger King Corporation from August 2004 to April 2006 and as chairman of the board of directors from February 2005 to April 2006. He served as president and chief executive officer of PwC Consulting from June 2002 until its sale to International Business Machines Corporation and as president and a director of Continental Airlines, Inc. from 1996 to 2001. Mr. Brenneman is also a director of The Home Depot, Inc. A successful business leader with a proven track record, Mr. Brenneman brings to our board of directors extensive experience in the issues facing public companies and multinational businesses, including expertise in management, accounting, corporate finance and transactional matters. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(2) Mr. Brun is chairman and chief executive officer of Sarr Group, LLC. He is the founder and chairman emeritus of Hamilton Lane, a private equity advisory and management firm where he was chairman from 1991 until 2005. Mr. Brun is also a director of Broadridge Financial Solutions, Inc., Merck & Co., Inc. and Philadelphia Media Holdings, LLC. Mr. Brun has extensive financial expertise, demonstrated by his career at Hamilton Lane and his prior experience as a managing director of the investment banking group of Fidelity Bank and as a vice president in the corporate finance division of E.F. Hutton & Co. Mr. Brun also brings to our board of directors management expertise and board leadership experience essential to a large public company. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(3) Mr. Butler became president and chief executive officer of the company on August 31, 2006. He was president and chief operating officer of the company from April 1998 to August 31, 2006. Mr. Butler is also a director of Liberty Mutual Holding Company, Inc. He was a director of CIT Group, Inc. from February 2004 to May 2009. Mr. Butler started his career at the company in 1975 and held positions of increasing responsibility across business segments culminating with his appointment as chief executive officer in 2006. Mr. Butler brings deep institutional knowledge of the company's business, structure, history and culture to our board of directors, as well as a track record of achievement, integrity and sound business judgment demonstrated throughout his career at the company.

(4) Mr. Cooperman has been chairman and chief executive officer of Omega Advisors, Inc. since 1991. Mr. Cooperman retired from his positions as a general partner of Goldman, Sachs & Co. and as chairman and chief executive officer of Goldman Sachs Asset Management at the end of 1991, after twenty-five years of service. He is a Chartered Financial Analyst and a senior member and past president of the New York Society of Security Analysts. Mr. Cooperman is a skilled advisor with extensive financial, transactional, management and leadership experience. He provides our board of directors with critical insight into organizational management, accounting and financial matters.

(5) Mr. Fast has been president and chief executive officer of Crane Co. since April 2001 and a director of Crane Co. since 1999. Mr. Fast is also a director of National Integrity Life Insurance and Regions Financial Corporation. He was a director of Convergys Corporation from 2000 to 2007. Mr. Fast also served as a managing director, co-head of global investment banking and a member of the management committee of Salomon Smith Barney from 1997 to 1998. Mr. Fast held those same positions at Salomon Brothers Inc. from 1995 until the merger of Salomon Brothers Inc. and Travelers/Smith Barney, and prior to that he was co-head of U.S. corporate finance at Salomon Brothers Inc. from 1991 to 1995. With years of demonstrated managerial ability, Mr. Fast contributes significant organizational management skills to our board of directors. Mr. Fast also has extensive financial and transactional experience demonstrated by his career in investment banking prior to his tenure at Crane Co.

(6) Ms. Gooden has served as executive vice president – information systems & global solutions of Lockheed Martin Corporation since January 2007. She previously served as deputy executive vice president – information & technology services of Lockheed Martin Corporation from October 2006 to December 2006, and president, Lockheed Martin Information Technology from September 1997 to December 2006. Ms. Gooden has broad managerial and operational expertise, as well as a proven track record of achievement and sound business judgment demonstrated throughout her career with Lockheed Martin Corporation.

(7) Mr. Hubbard has been the dean of Columbia University's Graduate School of Business since 2004 and has been the Russell L. Carson professor of finance and economics since 1994. He is also a director of BlackRock Closed-End Funds, KKR Financial Holdings, LLC and MetLife, Inc. and a member of the Panel of Economic Advisors for the Federal Reserve Bank of New York. Mr. Hubbard served as a director of Information Services Group, Inc. from 2006 to 2008, Duke Realty Corporation from 2004 to 2008, Capmark Financial Corporation from 2006 to 2008, Dex Media, Inc. from 2004 to 2006 and R.H. Donnelley Corporation in 2006. Mr. Hubbard was chairman of the President's Council of Economic Advisers from 2001 to 2003. Mr. Hubbard provides our board of directors with substantial knowledge of and expertise in global macroeconomic conditions and economic, tax and regulatory policies, as well as perspective on financial markets. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.

(8) Mr. Jones is the retired chairman, chief executive officer and president of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. He is also a director of Sunoco, Inc. With a track record of achievement and sound business judgment demonstrated during

his thirty-six year tenure at Air Products and Chemicals, Inc., Mr. Jones brings to the board of directors extensive experience in issues facing public companies and multinational businesses, including organizational management, strategic planning and corporate governance matters, combined with proven business and financial acumen.

(9) Ms. Rowlands has been chief executive officer of Penton Media, Inc. since November 2008. She was president (from 2000) and chief executive officer and president (from 2004) of Thomson Financial, a provider of information and technology solutions to the financial community, until May 2008. Ms. Rowlands is also a director of Constant Contact, Inc., a marketing services provider. With years of managerial and operational experience, Ms. Rowlands brings to the board of directors a reputation for leadership in business innovation and provides insight to the board of directors in support of the company's focus on client service and business to business relationships.

(10) Mr. Salem has been president, chief executive officer and a director of Symantec Corporation since April 2009. Mr. Salem was chief operating officer of Symantec Corporation from January 2008 to April 2009, group president, worldwide sales and marketing from April 2007 to January 2008, group president, consumer products from May 2006 to April 2007, senior vice president, consumer products and solutions from February 2006 to May 2006 and senior vice president, network and gateway security solutions from June 2004 to February 2006. Prior to joining Symantec Corporation he was president and chief executive officer of Brightmail Incorporated, an anti-spam software company. With years of demonstrated managerial ability, Mr. Salem brings to our board of directors extensive leadership experience, including oversight of global operations, as well as a strong background in information technology, data security, compliance and systems management.

(11) Mr. Summe has been vice chairman of global buyout at The Carlyle Group since September 2009. He was executive chairman of PerkinElmer, Inc., a provider of health and safety technology and services, from February 2008 to April 2009. Between 1999 and February 2008, he was chairman and chief executive officer of PerkinElmer, Inc. From 2008 through September 2009, Mr. Summe served as a senior advisor at Goldman Sachs Capital Partners, a private equity business affiliated with Goldman, Sachs & Co. Mr. Summe is also a director of State Street Corporation. With a proven track record of success as chairman and chief executive officer of a public company with multinational operations, combined with his experience in the private equity sector, Mr. Summe brings to the board of directors extensive experience managing sophisticated businesses, insight into organizational and corporate governance issues, as well as financial acumen critical to a public company.

Stockholder Approval Required

At the 2010 Annual Meeting of Stockholders, directors shall be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Corporate Governance

It is our policy that our directors attend the Annual Meetings of Stockholders. All of the current members of the board of directors who were elected at last year's meeting attended our 2009 Annual Meeting of Stockholders.

During fiscal year 2010, our board of directors held five meetings. All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members.

The board of directors' categorical standards of director independence are consistent with NASDAQ listing standards and are available online at www.adp.com/about-us/governance/corporate-governance-principles/standards-of-director-independence.aspx. Directors meeting these standards are considered to be "independent." Ms. Gooden, Ms. Rowlands and Messrs. Brenneman, Brun, Cooperman, Fast, Hubbard, Jones, Salem and Summe meet these standards and are, therefore, considered to be independent directors. Mr. Butler does not meet these standards and is, therefore, not considered to be an independent director. Based on the foregoing categorical standards, all current members of the audit, compensation and nominating/corporate governance committees are independent. Mr. Brun, our independent non-executive chairman of the board, is not a member of any of these board committees.

The table below provides membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation	Nominating/Corporate Governance
Gregory D. Brenneman	X (financial expert)	X (chairman)	
Leon G. Cooperman	X (chairman, financial expert)		
Eric C. Fast	X (financial expert)		
Linda R. Gooden	X		
R. Glenn Hubbard	X (financial expert)	X	
John P. Jones		X	X (chairman)
Sharon T. Rowlands			X
Gregory L. Summe			X
Meetings held in fiscal 2010	6	8	3

Board Leadership Structure

Our board of directors is currently led by Mr. Brun, our independent non-executive chairman of the board. Mr. Butler, our president and chief executive officer, serves as a member of the board of directors. The board of directors believes this leadership structure is in the best interests of the company's stockholders at this time.

Executive Sessions

Executive sessions of the non-management directors are held during each board of directors and committee meeting. Mr. Brun, our independent non-executive chairman of the board, presides at each executive session of the board of directors.

Director Nomination Process

When the board of directors decides to recruit a new member it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who are, preferably, senior executives of large companies who have backgrounds directly related to our technologies, markets and/or clients. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable. The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics. In addition, the nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including age, diversity of background, diversity of thought and other individual qualities such as professional experience, skills, education and training. The nominating/corporate governance committee will also consider director candidates recommended by the stockholders. Stockholders wishing to recommend nominees for a director position should submit their recommendations in writing to the nominating/corporate governance committee in care of the company's secretary at our principal executive offices. Candidates recommended by the stockholders will be considered using the same process and evaluation criteria as set forth above for proposed new members recruited by the board of directors.

Retirement Policy

Each director will automatically retire from the board of directors at the company's Annual Meeting of Stockholders following the date he or she turns 72. Management directors who are no longer officers of the company are required to resign from the board of directors. However, the chief executive officer, with the board of director's approval, may continue to serve as a director following the date he or she ceases to be our chief executive officer until the next Annual Meeting of Stockholders and, if re-elected at such meeting, may serve one additional year.

Audit Committee

The audit committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/audit-committee-charter.aspx. The members of the audit committee satisfy the independence requirements of NASDAQ listing standards. The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to (i) our systems of internal controls regarding finance, accounting, legal compliance and ethical behavior, (ii) our auditing, accounting and financial reporting processes generally, (iii) our financial statements and other financial information which we provide to our stockholders, the public and others, (iv) our compliance with legal and regulatory requirements and (v) the performance of our corporate audit department and our independent auditors.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/nominating-corporate-governance-committee-charter.aspx. The members of the nominating/corporate governance committee satisfy the independence requirements of NASDAQ listing standards. The principal functions of the nominating/corporate governance committee are to (i) identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually, (ii) ensure that the audit, compensation and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors, (iii) review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate and (iv) oversee the evaluation of the board of directors and management and recommend to the board of directors senior managers to be elected as new corporate vice presidents of the company.

Compensation Committee

The compensation committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/compensation-committee-charter.aspx. The members of the compensation committee satisfy the independence requirements of NASDAQ listing standards. In addition, each member of the compensation committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

The compensation committee sets and administers our executive compensation program. See "Compensation Discussion and Analysis" below.

The compensation committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2010, the committee sought advice from Frederic W. Cook & Co., Inc. ("Cook & Co."), an independent compensation consulting firm specializing in executive and director compensation. For further information about Cook & Co.'s services to the compensation committee, see "Compensation Discussion and Analysis" below.

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate material risks to the company, including financial, operational, compliance and strategic risks. The board of directors administers this oversight function principally through its audit committee and its compensation committee. The audit committee focuses on financial risks, including reviewing with management, the company's internal auditors and the company's independent auditors the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls and the steps management has taken to monitor and control financial risk exposures. The audit committee also regularly receives, reviews and discusses with management presentations and analyses on our aggregate risk exposures, including market, credit and operational risks.

Our compensation committee considers risks presented by the company's compensation policies and practices. The compensation committee believes that our compensation policies and practices do not encourage excessive and unnecessary risk-taking for the following reasons:

- Our incentive plans have diverse performance measures, including company and business unit financial measures, operational measures and individual goals.
- Our compensation programs balance annual and long-term incentive opportunities.
- We cap incentive plan payouts within a reasonable range.
- The mix of performance-based restricted stock and stock options in our long-term incentive programs serves the best interests of stockholders and the company.

- Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.
- Our compensation recovery policy for new equity awards provides for the clawback of the value of awards in the event an employee engages in conduct contributing to a financial restatement.

Our compensation and audit committees report on risk oversight matters directly to the board of directors on a regular basis.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee or the non-management directors, individually or as a group, may do so by sending a detailed letter to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to adp_audit_committee@adp.com. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board or the full board of directors, unless, in any case, they are outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors. Communications to the board of directors, the non-management directors or to any individual director that relate to the company's accounting, internal accounting controls or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our audit committee for review, approval or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our audit committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the audit committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

The wife of Michael L. Capone, our vice president and chief information officer, is employed as an executive of the company and received total cash compensation for fiscal year 2010 in excess of $120,000.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on the company's website at www.adp.com under "Governance" in the "About ADP" section. Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at www.adp.com under "Ethics" in the "About ADP" section. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Messrs. Brenneman, Hubbard and Jones are the three independent directors who sit on the compensation committee. No compensation committee member has ever been an officer of the company. During fiscal year 2010 and as of the date of this proxy statement, no compensation committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the 2008 Omnibus Award Plan under which the non-employee directors receive option grants. None of the executive officers of the company have served on the compensation committee or on the board of directors of any entity that employed any of the compensation committee members or directors of the company.

Compensation of Non-Employee Directors

All non-employee directors who served the entire year, other than Mr. Brun, the chairman of our board of directors, were paid an annual retainer of $105,000. Mr. Brun received an annual retainer of $200,000. Mr. Salem, who was initially elected to the board of directors on February 9, 2010, received an annual retainer of $84,000. The chairperson of the audit committee was paid an additional annual retainer of $10,000 and the chairperson of each of the compensation committee and the nominating/corporate governance committee was paid an additional annual retainer of $5,000. In addition, all non-employee directors receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended. Pursuant to our 2008 Omnibus Award Plan, $65,000 of the annual retainer was required to be paid in the form of deferred stock units of our common stock. Non-employee directors (including committee chairpersons) may elect to receive the elective portion of the annual retainer and meeting fees in cash, to defer the receipt of such amounts or to receive such amounts as deferred stock units of our common stock. All of our non-employee directors chose to receive the elective portion of their annual retainers as deferred stock units. Messrs. Brenneman, Cooperman, Malek and Ms. Gooden elected to receive all other elective amounts in cash, and Mr. Cooperman elected to have receipt of these amounts deferred. Messrs. Brun, Fast, Hubbard, Jones, Noski, Salem, Summe and Ms. Rowlands elected to receive all other elective amounts as deferred stock units. Under our 2008 Omnibus Award Plan a director may specify whether, upon separation from the board, he or she would like to receive the deferred cash amounts in such director's deferred account in a lump sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years.

Pursuant to our 2008 Omnibus Award Plan, each non-employee director is credited with an annual grant of deferred stock units on the date established by the board for the payment of the annual retainer equal in number to the quotient of $65,000 divided by the closing price of a share of our common stock on the date this amount is credited. Deferred stock units are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal on the first business day of November of each such twelve month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their deferred stock units.

During fiscal year 2010, the non-employee directors were entitled to participate in the 2008 Omnibus Award Plan. Upon initial election to the board of directors, a non-employee director receives a grant of options to purchase 5,000 shares of common stock if such director will attend a regularly scheduled board of directors meeting prior to the next Annual Meeting of Stockholders. Thereafter, a non-employee director receives an annual grant of options to purchase 5,000 shares of common stock. All options granted under this plan have a term of ten years and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the NASDAQ Global Select Market on the date of the grant. In November 2009, each non-employee director was granted options to purchase 5,000 shares of common stock at an exercise price of $43.13 per share. On February 9, 2010, upon attendance at his first meeting following election to the board of directors, Mr. Salem was granted options to purchase 5,000 shares of common stock at an exercise price of $40.70 per share.

Options granted to our non-employee directors under the 2008 Omnibus Award Plan are exercisable in four equal installments, with the first twenty-five percent becoming exercisable on the first anniversary of the option's grant date, and the remaining three installments becoming exercisable on each successive anniversary date thereafter. The options vest only while a director is serving in such capacity, unless certain specified events occur, such as death or permanent disability, in which case the options immediately vest and become fully exercisable. In addition, non-employee directors who have been non-employee directors for at least ten years will have all of their options vested upon retirement from the board of directors and will have 36 months to exercise their options. Non-employee directors who have served as non-employee directors for fewer than ten years at the time they retire or otherwise leave the board will not qualify for accelerated vesting, but will have 60 days to exercise their then vested options. Notwithstanding the foregoing, all options will expire no more than ten years from their date of grant.

Non-employee directors elected after August 13, 1997 are not eligible to receive a pension from the company. A non-employee director attaining the age of 70 (who was a director on August 13, 1997) who retires after 20 years of service will receive an annual pension of $25,000 for the remainder of his or her life. If such non-employee director retires after having attained the age of 65 with 15 years of service, he or she will receive an annual pension of $12,500 for the remainder of his or her life.

We have adopted changes to the compensation of our non-employee directors to become effective at the time of the 2010 Annual Meeting of Stockholders. Non-employee directors will no longer receive annual stock option grants. The annual retainer for non-employee directors who serve the entire year, other than the chairman of our board of directors, will be increased to $167,500, $110,000 of which will be paid in the form of deferred stock units and $57,500 of which may, at the election of each director, be paid in cash, deferred or paid in deferred stock units. The chairman of our board of directors will receive an annual retainer of $262,500, $205,000 of which will be paid in the form of deferred stock units and $57,500 of which may, at the election of the chairman of our board of directors, be paid in cash, deferred or paid in deferred stock units. Meeting fees will not be paid in respect of the first seven meetings of the board of directors or of any individual committee. Non-employee directors will receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended beginning with the eighth meeting of the board of directors or any individual committee, as applicable.

We also adopted changes to our share ownership guidelines, which are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Effective at the time of the 2010 Annual Meeting of Stockholders, each non-employee director will have a minimum shareholding requirement of our common stock equal to five times the annual cash retainer.

The following table shows compensation for our non-employee directors for fiscal year 2010.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2010

Name	Fees Earned or Paid in Cash(9) ($)	Stock Awards(10) ($)	Option Awards(11) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(12) ($)	All Other Compensation(13) ($)	Total ($)
(a)	(b)	(c)	(d)	(f)	(g)	(h)
Gregory D. Brenneman(1)	$ 74,500	$65,000	$40,300	$ 0	$ 10,000	$ 189,800
Leslie A. Brun(2)	$145,000	$65,000	$40,300	$ 0	$ 15,000	$ 265,300
Leon G. Cooperman(3)	$ 69,000	$65,000	$40,300	$14,381	$ 0	$ 188,681
Eric C. Fast	$ 59,000	$65,000	$40,300	$ 0	$ 10,000	$ 174,300
Linda R. Gooden	$ 58,500	$65,000	$40,300	$ 0	$ 0	$ 163,800
R. Glenn Hubbard	$ 64,500	$65,000	$40,300	$ 0	$ 20,000	$ 189,800
John P. Jones(4)	$ 71,500	$65,000	$40,300	$ 0	$ 0	$ 176,800
Frederic V. Malek(5)	$ 1,500	$ 0	$ 0	$ 0	$ 42,041	$ 43,541
Charles H. Noski(6)	$ 55,000	$65,000	$40,300	$ 0	$ 20,000	$ 180,300
Sharon T. Rowlands	$ 54,500	$65,000	$40,300	$ 0	$ 0	$ 159,800
Enrique T. Salem(7)	$ 25,000	$65,000	$34,250	$ 0	$ 0	$ 124,250
Gregory L. Summe	$ 54,500	$65,000	$40,300	$ 0	$ 40,000	$ 199,800
Henry Taub(8)	$ 0	$ 0	$ 0	$ 0	$ 55,656(14)	$ 55,656

(1) As chairman of the compensation committee, Mr. Brenneman received a $5,000 annual retainer, which is included in fees earned.

(2) Mr. Brun is the non-executive chairman of the board of directors.

(3) As chairman of the audit committee, Mr. Cooperman received a $10,000 annual retainer, which is included in fees earned.

(4) As chairman of the nominating/corporate governance committee, Mr. Jones received a $5,000 annual retainer, which is included in fees earned.

(5) Mr. Malek retired on August 13, 2009.

(6) Mr. Noski retired on May 3, 2010.

(7) Mr. Salem became a director on February 9, 2010.

(8) Mr. Taub retired on August 13, 2009.

(9) Represents the following, whether received as cash, deferred or received as deferred stock units: (i) the elective portion of directors' annual retainer, (ii) annual retainers for committee chairpersons and (iii) board and committee attendance fees. See footnote 10 below for additional information about deferred stock units held by directors.

(10) Represents the portion of the annual retainer required to be credited in deferred stock units to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2010 as computed in accordance with FASB Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2010 included in our annual report on Form 10-K for the fiscal year ended June 30, 2010.

The aggregate number of outstanding deferred stock units held by each director at June 30, 2010 is as follows: Mr. Brenneman, 13,368; Mr. Brun, 20,298; Mr. Cooperman, 13,368; Mr. Fast, 8,224; Ms. Gooden, 4,280; Mr. Hubbard, 13,549; Mr. Jones, 12,323; Ms. Rowlands, 7,532; Mr. Salem, 2,204; and Mr. Summe, 8,118.

The grant date fair value for each deferred stock unit award granted to directors in fiscal year 2010, calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Gregory D. Brenneman	11/10/2009	$ 105,000
Leslie A. Brun	8/13/2009	$ 2,000
	11/10/2009	$ 202,000
	2/9/2010	$ 2,000
	4/29/2010	$ 2,000
	6/11/2010	$ 2,000
Leon G. Cooperman	11/10/2009	$ 105,000
Eric C. Fast	8/13/2009	$ 3,500
	10/29/2009	$ 1,500
	11/10/2009	$ 108,500
	2/3/2010	$ 1,500
	2/9/2010	$ 3,500
	4/29/2010	$ 3,500
	6/11/2010	$ 2,000
Linda R. Gooden	11/10/2009	$ 105,000

Director	Grant Date	Grant Date Fair Value
R. Glenn Hubbard	8/13/2009	$ 5,000
	9/10/2009	$ 1,500
	9/24/2009	$ 1,500
	10/29/2009	$ 1,500
	11/10/2009	$ 110,000
	2/3/2010	$ 1,500
	2/9/2010	$ 5,000
	6/11/2010	$ 3,500
John P. Jones	7/28/2009	$ 1,500
	8/13/2009	$ 5,000
	9/10/2009	$ 1,500
	9/24/2009	$ 1,500
	11/10/2009	$ 108,500
	2/9/2010	$ 5,000
	4/29/2010	$ 5,000
	6/11/2010	$ 3,500
Charles H. Noski	7/28/2009	$ 1,500
	8/13/2009	$ 3,500
	9/10/2009	$ 1,500
	9/24/2009	$ 1,500
	11/10/2009	$ 108,500
	2/9/2010	$ 3,500
Sharon T. Rowlands	8/13/2009	$ 3,500
	11/10/2009	$ 107,000
	2/9/2010	$ 3,500
	4/29/2010	$ 3,500
	6/11/2010	$ 2,000
Enrique T. Salem	2/9/2010	$ 86,000
	4/29/2010	$ 2,000
	6/11/2010	$ 2,000
Gregory L. Summe	8/13/2009	$ 3,500
	11/10/2009	$ 107,000
	2/9/2010	$ 3,500
	4/29/2010	$ 3,500
	6/11/2010	$ 2,000

(11) Amounts set forth in the Option Awards column represent the aggregate grant date fair value for fiscal year 2010 as computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2010 included in our annual report on Form 10-K for the fiscal year ended June 30, 2010.

The aggregate number of shares underlying outstanding stock options held by each director at June 30, 2010 is as follows: Mr. Brenneman, 75,359; Mr. Brun, 75,359; Mr. Cooperman, 75,359; Mr. Fast, 15,000; Ms. Gooden, 10,000; Mr. Hubbard, 36,948; Mr. Jones, 31,461; Mr. Malek, 56,641; Ms. Rowlands, 15,000; Mr. Salem, 5,000; and Mr. Summe, 15,000.

In fiscal year 2010, stock option awards were granted on November 10, 2009 to each of Messrs. Brenneman, Brun, Cooperman, Fast, Hubbard, Jones, Noski and Summe, Ms. Gooden and Ms. Rowlands. The grant date fair value of each such award, calculated in accordance with FASB ASC Topic 718, was $40,300. On February 9, 2010, Mr. Salem received a stock option award with a grant date fair value, calculated in accordance with FASB ASC Topic 718, of $34,250.

(12) Reflects the aggregate increase in the present value of the pension benefit and actuarial plans. Non-employee directors who joined the board after August 13, 1997 are not eligible to receive this benefit. The present value as of June 30, 2009 are based on the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The present values as of June 30, 2010 are based on the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate. The change in the present value of pension benefit for Mr. Malek was negative $17,314; pursuant to Securities and Exchange Commission rules we reflected $0 for these amounts.

(13) Reflects contributions by the ADP Foundation that match the charitable gifts made by our directors in the following amounts: Mr. Brenneman, $10,000; Mr. Brun, $15,000; Mr. Fast, $10,000; Mr. Hubbard, $20,000; Mr. Malek, $7,500; Mr. Noski, $20,000; and Mr. Summe, $40,000. The ADP foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that calendar year. Also includes pension payments from the company to Mr. Malek in the amount of $34,541.

(14) Reflects a $50,000 salary earned as an employee, and use of a car lease by the company with an aggregate incremental cost to the company of $5,656.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our executive officers included in the Summary Compensation Table below (we refer to such executive officers as "named executive officers"), (iii) all company directors and executive officers as a group (including the named executive officers) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 31, 2010 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
Gregory D. Brenneman	73,683	*
Leslie A. Brun	82,660	*
Gary C. Butler	1,780,298	*
Leon G. Cooperman(2)	142,138	*
Eric C. Fast	11,556	*
Linda R. Gooden	5,530	*
R. Glenn Hubbard	36,605	*
John P. Jones	29,007	*
Campbell B. Langdon	257,179	*
Regina R. Lee	172,396	*
Christopher R. Reidy	84,733	*
Carlos A. Rodriguez	145,003	*
Sharon T. Rowlands	11,364	*
Enrique T. Salem	2,251	*
Gregory L. Summe	11,450	*
Capital Research Global Investors(3)	25,833,043	5.3%
Directors and executive officers as a group (24 persons, including those directors and executive officers named above)(4)	3,587,147	*

* Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of options granted by the company that are exercisable on or prior to October 30, 2010 as follows: (i) shares subject to such options granted to the following directors and executive officers: 60,315 (Mr. Brenneman), 60,315 (Mr. Brun), 1,427,843 (Mr. Butler), 60,315 (Mr. Cooperman), 3,250 (Mr. Fast), 1,250 (Ms. Gooden), 21,904 (Mr. Hubbard), 16,417 (Mr. Jones), 176,251 (Mr. Langdon), 95,722 (Ms. Lee), 41,925 (Mr. Reidy), 85,888 (Mr. Rodriguez), 3,750 (Ms. Rowlands) and 3,250 (Mr. Summe); and (ii) 2,584,048 shares subject to such options granted to the directors and executive officers as a group. Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: 13,368 (Mr. Brenneman), 20,345 (Mr. Brun), 13,368 (Mr. Cooperman), 8,306 (Mr. Fast), 4,280 (Ms. Gooden), 13,701 (Mr. Hubbard), 12,590 (Mr. Jones), 7,614 (Ms. Rowlands), 2,251 (Mr. Salem), and 8,200 (Mr. Summe).

(2) Includes 33,455 shares representing the gain from exercising an option to purchase 38,000 shares of common stock on October 15, 2001. Mr. Cooperman deferred receipt of the shares representing such gain.

(3) On August 13, 2010, Capital Research Global Investors, located at 333 South Hope Street, Los Angeles, CA 90071, filed a statement on Form 13F with the Securities and Exchange Commission to report that it beneficially held 25,833,043 shares of the company's common stock as of June 30, 2010.

(4) Includes 16,946 shares deferred by a non-director officer upon exercise of an option.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2010 regarding compensation plans under which the company's equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	36,038,387(1)	$41.33	34,036,762(2)
Equity compensation plans not approved by security holders(3)	267,565	$37.16	0
Total	36,305,952	$41.30	34,036,762

(1) Includes 935,185 shares of restricted stock issuable under our fiscal year 2010 one-year performance-based restricted stock program (which shares were issued in September 2010) and 103,264 shares issuable upon settlement of deferred stock units held by our directors. The remaining balance consists of outstanding stock options. Weighted average exercise price shown in column (b) of this table does not take into account awards under our performance-based restricted stock program or deferred stock units.

(2) Includes 32,503,403 shares available for future issuance under the 2008 Omnibus Award Plan. Also includes 1,533,359 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, which shares and weighted average exercise prices are not reflected in columns (a) and (b) of this table. Approximately 869,188 shares of common stock were subject to purchase as of June 30, 2010 under the Employees' Savings-Stock Purchase Plan.

(3) Represents (i) the 1989 Non-Employee Director Stock Option Plan and (ii) the Amended and Restated Employees' Saving-Stock Option Plan for our employees based in France, neither of which have been approved by the company's stockholders. Prior to 2004, the non-employee directors of the company were entitled to participate in the 1989 Non-Employee Director Stock Option Plan pursuant to which options to purchase 12,500 shares of common stock were automatically granted to persons who become non-employee directors. In addition, each non-employee director was granted an additional option to purchase 12,500 shares on the first business day after each fifth anniversary of the date of the initial grant to each such non-employee director, provided that he or she was then still serving in such capacity. All options granted under the 1989 Non-Employee Director Stock Option Plan were granted at the fair market value of

the common stock, determined on the basis of the closing price of the common stock in consolidated trading on the date of grant, as reported in *The Wall Street Journal.* Twenty percent of the options granted under the 1989 Non-Employee Director Stock Option Plan became exercisable on each anniversary of the date such options were granted until all such options were exercisable, provided that options became exercisable only if the director was then still serving in such capacity, unless certain specified events occurred such as the death, disability or retirement of a director, in which case the options immediately vested and became fully exercisable. All options granted under the 1989 Non-Employee Director Stock Option Plan have a term of ten years.

80,997 shares of common stock are subject to purchase during current purchase periods under the Employees' Saving-Stock Option Plan for our employees based in France. The board of directors adopted the plan in January 1996 and terminated the plan in April 2009 with respect to future offerings thereunder. The plan was designed to satisfy French tax requirements. The plan offered our French employees an opportunity to purchase shares of common stock at 85% of the market value for such stock at the date the purchase price for the offering was determined. Employees of the company based in France were granted an option to purchase shares of our common stock under annual offerings that commenced on January 1 of each calendar year and continued for 48 months to close on December 31 of the fourth year following commencement. Each eligible employee could elect to receive stock options in each offering that would generally entitle such employee to purchase a whole number of shares of common stock equivalent in value to up to 10% of his or her base salary, based upon a price per share (in U.S. dollars) determined in advance of such offering by the French Stock Option Committee, subject to adjustment for currency rate changes over the term of the offering. Participating employees pay for the exercise of the stock options through monthly payroll deductions taken during the four-year period of each offering, and have the opportunity upon the close of the offering to exercise their stock options (or any portion thereof) and purchase the associated number of shares of common stock. To the extent a participating employee elects to purchase fewer shares of common stock than would be available under his or her full allotment of stock options, such employee would receive the cash remaining from the aggregate payroll deductions after taking into account his or her purchase of shares of common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The compensation committee of our board of directors determines the compensation of our chief executive officer and reviews, modifies and approves the chief executive officer's compensation recommendations for the other key executive officers. The compensation consulting firm Cook & Co. is engaged by the compensation committee to provide assistance with the design of our compensation programs, the review of comparative market-based compensation data and the determination of compensation awards.

This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to our named executive officers by discussing the following fundamental aspects of our compensation program:

- compensation principles;
- cash compensation;
- long-term incentive compensation; and
- other compensation components and considerations (including retirement benefits and deferred compensation).

Fiscal year 2010 was a challenging year and our results continued to be impacted by the economic downturn, including high unemployment levels, record-low interest rates and volatile financial markets. However, as we look back over fiscal 2010, we were pleased that our financial results were better than we initially anticipated. The economy showed signs of stabilization early on in the fiscal year. Our financial results improved as we proceeded through the year, and we turned the corner during the fourth fiscal quarter as we reached positive inflection points in most of our key business metrics. Our business model with its highly recurring revenue base continued to generate strong, consistent cash flows, which enabled continued investment in our product offerings and in sales and client service associates. We also announced several strategic acquisitions and continued to return excess cash to stockholders. Our compensation committee was pleased with management's fortitude and performance during this period, was encouraged by the continued improvement in our key business metrics and remains positive about the company's longer-term outlook.

We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both short-term and long-term operational and financial goals of the company and to link executive performance to stockholder value. As a consequence of the economic environment, we froze the target cash compensation for all of our executive officers for fiscal year 2010, except in the case of promotions or the assumption of additional responsibilities.

The difficulty of the environment and our resulting financial performance in fiscal year 2010 impacted the compensation of our executive officers because our compensation programs align the interests of executives with those of stockholders. Our fiscal year 2010 earnings per share growth was -0.4% compared to a target of -3.0% under our cash bonus program for our executive officers. Revenue growth was 1.0% compared to a target of -2.0%. These two elements were common to all of our executive officers. In fiscal year 2010, our named executive officers received cash bonuses that averaged approximately 123% of target. Our average two-year earnings per share growth rate for fiscal years 2009 and 2010 was below the threshold level, resulting in no awards to our executive officers under our two-year performance-based restricted stock program. Our one-year earnings per share growth for fiscal year 2010 resulted in awards to our executive officers of restricted stock under our one-year performance-based restricted stock program at 115% of target. Because the target awards were lower under this program, our executive officers received 8% fewer shares of performance-based restricted stock in fiscal year 2010 than the payout in fiscal year 2009.

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Four principles that guide us as we make decisions involving executive compensation are that compensation should be:

- based on (i) each executive's individual performance, (ii) the performance of such executive's business unit and (iii) the overall performance of the company;
- closely aligned with the short-term and long-term financial and strategic objectives that build sustainable long-term stockholder value;

- competitive in order to attract and retain executives critical to our long-term success; and
- consistent with high standards of corporate governance and designed to discourage the incentive for executives to take excessive risk or behave in ways that are inconsistent with the company's strategic planning processes and internal standards of behavior.

Our compensation programs are designed to link pay with relative levels of responsibility among our key executives. Overall targeted compensation opportunities are generally similar for key executives who have comparable levels of responsibility. However, actual compensation amounts may differ depending on performance of a business unit and achievement of individual performance goals. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range, a total annual cash compensation range and corresponding annual equity grant ranges.

We design our performance-based compensation so that differences in performance will result in significant differences in the compensation our key executives receive. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve excellent results.

Earnings per share growth and revenue growth are important performance measures in annual bonus determinations, and earnings per share growth is used to determine the number of shares earned in a performance period under our performance-based restricted stock programs. The earnings per share measurement we use is diluted earnings per share from continuing operations; however, we excluded the impact of certain favorable tax items in fiscal 2010 and fiscal 2009.

Elements of Compensation

The following table summarizes the major elements of our executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve individual, business unit and company-wide business goals	Payment based on achievement of target individual, business unit and company-wide business goals
Performance-Based Restricted Stock Awards	To motivate executive officers to achieve certain longer-term goals	• Awards based on target growth in earnings per share • Shares issued following applicable performance periods, subject to an additional vesting period
Time-Based Restricted Stock Awards	To attract and retain executive officers	Awarded occasionally at the discretion of the compensation committee, mostly for long-term retention of critical executives as part of management succession planning
Stock Options	To attract and retain executive officers and align executive officers with long-term stockholders' interests	• Granted annually based on pay grades and individual performance • Grants awarded since 2008 vest over four years
Retirement Plans	To attract and retain mid- to late-career executive talent	Provides a retirement benefit with a competitive income replacement ratio at normal retirement age

The mix of total direct compensation (base salary, annual incentive awards and long-term incentive awards) for fiscal year 2010 was designed to deliver the following approximate proportions of total compensation to our chief executive officer and the other named executive officers (on average) if company and individual target levels of performance are achieved:



Pay Mix at Target
55%
27%
18%
34%
29%
37%
Long-Term Incentive
Annual Incentive
Base Salary
CEO
Other NEOs

Compensation Market Data

Our annual pay review focuses on base salary, annual bonus and long-term equity incentives. Our compensation committee examines summary compensation sheets detailing the amounts of these compensation components for each of our named executive officers and compares such amounts to competitive compensation practices. We generally target base salary, annual bonus and long-term equity incentives at the median of competitive compensation practices. We also consult compensation market data to determine if a specific component should be adjusted relative to other components while retaining the targeted compensation level.

We consult different sets of compensation data reflecting the practices of different groups of businesses to determine competitive compensation practices for our chief executive officer and other named executive officers.

Chief Executive Officer. In benchmarking the total cash and long-term incentive compensation of our chief executive officer, the compensation committee, at its June 2009 meeting, reviewed aggregated compensation data from all public companies within the indicated annual revenue range, which we believe is representative of the competitive environment we face with respect to senior executives. Utility companies were excluded because of the regulatory environment in which they operate. The following table contains information about the study and the position of Mr. Butler's compensation as a percentile of the market:

	CEO Compensation Study	Mr. Butler's Market Position
Comparison companies	180 publicly traded companies, excluding utility companies	
Annual revenue of comparison companies	$6 billion – $12 billion	
Pay practices analyzed	• base salary • annual bonus • long-term incentives	
Median base salary	$1,005,800	49th percentile
Median target cash compensation	$2,217,300	65th percentile
Median long-term incentive compensation value	$4,335,700	38th percentile
Median target total cash and long-term incentive compensation	$6,220,242	49th percentile
Source of data	Equilar, Inc.	

Other Executive Officers. With respect to the total cash and long-term incentive compensation for Messrs. Reidy, Rodriguez, Langdon and Ms. Lee, we considered the following third-party statistical data reflecting the pay practices of publicly traded companies that participate in compensation surveys. The companies included for Messrs. Rodriguez and Langdon and Ms. Lee were based on a revenue range such that the median company revenue approximates the annual revenues of the business units that the executive officer lead.

Surveys used for Mr. Reidy	Number of Companies Included	Annual Revenue of Included Companies
Towers Perrin U.S. General Industry Executive Database	124	$6 – $20 billion
Hewitt Associates Executive Total Compensation by Industry Survey	127	$5 – $25 billion
Mercer Human Resources U.S. General Industry Executive Database	80	> $5 billion

Surveys used for Messrs. Rodriguez and Langdon and Ms. Lee	Number of Companies Included	Annual Revenue of Included Companies
Towers Perrin U.S. General Industry Executive Database	140	> $800 million
Hewitt Associates Executive Total Compensation by Industry Survey	179	$1 – $5 billion
Mercer Human Resources U.S. General Industry Executive Database	43	$1 – $5 billion

Differences in Compensation of Our Named Executive Officers

We carefully designed the pay mix for Mr. Butler to be competitive when measured against the pay packages of other CEOs as indicated by the compensation study. In addition to the results of the CEO compensation study, the compensation committee considered the history of Mr. Butler's pay for the prior five years.

We have found that due to the broad responsibilities and the experience required for the CEO position, compensation for chief executive officers in public companies of size similar to ours is significantly higher than those for other named executive officers.

When determining the compensation level for each of our executive officers, the compensation committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level for that individual element would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Compensation Consultant

The compensation committee has consulted with Cook & Co. on matters related to the compensation of our key executive officers. Specific matters on which Cook & Co. provided advice include the design and mix of executive long-term incentive equity compensation programs and chief executive officer pay levels. In August 2009, Cook & Co. delivered to our compensation committee the results of a review of our compensation practices, including a summary of the company's compensation philosophy and a history of recent program changes to better align with governance trends and "best practice". Cook & Co. has not provided any services to management.

Cook & Co. examined the mix of restricted stock and options proposed to be granted to our named executive officers and confirmed that the proposals for the named executive officers appeared reasonable and customary, given the company's size and structure.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives.

To help control expenses in the context of the worldwide economic downturn, none of the named executive officers received a merit increase in fiscal year 2010.

Ms. Lee and Mr. Rodriguez received the following salary increases in March 2010 to reflect additional responsibilities they assumed due to significant organizational changes:

Named Executive Officer	Increase
Ms. Lee	11.8%
Mr. Rodriguez	25.0%

Annual Cash Bonus

Overview

We paid our named executive officers cash bonuses for fiscal year 2010 based on the attainment of individual, business unit and company-wide business goals established at the beginning of the fiscal year.

For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. This target bonus percentage ranges from 70% to 155% of base salary for the named executive officers. We also assign a percentage value to each bonus component of each named executive officer's annual bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our named executive officers with a strong incentive to exceed the targets. The maximum bonus payment to our chief executive officer is 200% of his target bonus level. All other named executive officers have a maximum bonus payment of 175% of their respective target bonus levels. There is no minimum payment level.

The compensation committee establishes and approves the annual target bonus objectives and values for each of our named executive officers. Our chief executive officer recommends to the compensation committee the annual target bonus objectives and values for each of our named executive officers, but he does not recommend his own bonus values. Our named executive officers participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component. Each named executive officer receives a final version of his or her individualized bonus plan after it has been approved by the compensation committee. Except in extraordinary circumstances, bonus plan objectives are not modified during the fiscal year, and no bonus objectives were modified during fiscal year 2010.

The compensation committee reviews the performance of each of our executive officers relative to the officer's annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the compensation committee determines and approves the annual cash bonuses for each of our executive officers.

Named Executive Officers' Fiscal Year 2010 Bonuses

Fiscal year 2010 target bonuses for the named executive officers were the same as in fiscal year 2009. Following the conclusion of fiscal year 2010, the compensation committee considered the performance of the company, the business units and the individual named executive officers for the 2010 fiscal year against the named executive officers' bonus objectives, assessed which of the individual bonus targets were met, exceeded or not fully achieved and approved cash bonuses as follows:

Named Executive Officer	Target Bonus as Percentage of Base Salary	Target Bonus Amount	Actual Bonus Amount	Bonus Amount as Percentage of Target
Mr. Butler	155%	$1,550,000	$2,020,000	130%
Mr. Reidy	80%	$ 425,900	$ 557,900	131%
Ms. Lee	80%	$ 380,000	$ 468,900	123%
Mr. Rodriguez	80%	$ 400,000	$ 536,000	134%
Mr. Langdon	70%	$ 315,000	$ 305,600	97%

Each objective for our named executive officers was satisfied as set forth below (a detailed discussion of each target element follows under "— Fiscal Year 2010 Target Bonus Objectives"):

	Mr. Butler		Mr. Reidy		Ms. Lee		Mr. Rodriguez		Mr. Langdon	
Bonus Objective	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**
Earnings Per Share Growth	16.1%	160%	15.0%	160%	10.0%	160%	10.0%	160%	10.0%	160%
Revenue Growth	9.7%	200%	15.0%	200%	10.0%	200%	10.0%	200%	10.0%	200%
Corporate Strategy	32.3%	100%	20.0%	113%	10.0%	80%	10.0%	75%	10.0%	75%
Succession & Development	19.4%	138%	10.0%	105%	5.0%	100%	5.0%	114%	5.0%	110%
Service Profit Chain	9.7%	130%			5.0%	140%	5.0%	160%	5.0%	100%
Leadership			10.0%	120%	10.0%	150%	10.0%	130%	10.0%	100%
Return on Equity	6.5%	150%	10.0%	150%						
Margin Improvement	6.5%	60%	10.0%	60%						
Division Financial Performance					30.0%	75%	30.0%	176%	30.0%	67%
Division Initiatives					20.0%	150%	20.0%	55%	20.0%	65%
Security Initiative			5.0%	100%						
Investor Relations			5.0%	120%						

Fiscal Year 2010 Target Bonus Objectives

The compensation committee established -3.0% earnings per share growth as a common target bonus objective for each of our named executive officers. This target was within the range of our fiscal 2010 forecast of -1.0% to -5.0% earnings per share growth. Mr. Butler's target bonus objectives limited the payout to two times the target, but did not otherwise specify the payout for achieving earnings per share growth higher than -3.0%. For the other named executive officers, 200% of target was to be awarded for earnings per share growth of 1.0% or greater, and 0% of target was to be awarded for earnings per share growth of less than -7.0%.

The compensation committee also established -2.0% revenue growth as a common target bonus objective. This target was within the range of our fiscal 2010 forecast of -1.0% to -4.0% revenue growth. Mr. Butler's target bonus objectives limited the payout to two times the target, but did not otherwise specify the payout for achieving revenue growth higher than -2.0%. For the other named executive officers, 200% of target was to be awarded for revenue growth of 0.0% or greater, and 0% of target was to be awarded for revenue growth of less than -5.0%.

The other target bonus objectives for the named executive officers are set forth in detail below.

Corporate Strategy: Develop new strategies to increase our sales and revenue growth rates for fiscal years 2012 through 2015. Improve market share gains, with emphasis on having a plan to address competitive threats. For Messrs. Butler and Reidy, achieve 1% to 1.5% of plan revenue through strategic acquisitions and strategically review our balance sheet, credit rating options, extended portfolio strategy, share repurchase levels, dividend policy and other methods designed to return excess cash to stockholders.

Succession and Executive Development: Achieve the following specified milestones in our succession planning and executive development initiatives:

- Strengthen our leadership pipeline;
- Foster the success and development of specified executives; and
- Continue improving the representation of female and minority executives.

Service Profit Chain: Improve our service profit chain by enhancing service quality, increasing client satisfaction and retention levels and improving associate turnover levels.

Leadership: Achieve quality leadership accomplishments, successful involvement on the executive committee and, in the case of Mr. Reidy, an effective control environment.

Return on Equity: Achieve target return on equity of 20.0% from continuing operations. Maximum allocation for 21.0% return on equity from continuing operations.

Margin Improvement: Achieve initiatives to drive margin improvement for fiscal year 2011.

Division Financial Performance: For Ms. Lee and Messrs. Rodriguez and Langdon, successfully achieve revenue, net operating income, sales growth and client retention equal to their respective divisions' fiscal year 2010 planned results.

Division Initiatives: For Ms. Lee and Messrs. Rodriguez and Langdon, drive division margin improvement for fiscal year 2011 and achieve 1.0% to 3.0% of plan revenue through strategic acquisitions.

Security: Implement an effective vendor management program, conduct a global data classification assessment and successfully complete enterprise-wide security initiatives.

Investor Relations: Achieve further improvements in investor relations, increased involvement of other executives and increased progress with the international investment community.

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly to the interests of our stockholders. Long-term incentives are awarded in the form of restricted stock awards and stock option grants.

Based on the review conducted by Cook & Co., we decided to slightly increase our emphasis on performance-based restricted stock awards over stock options. As a result, for all of our named executive officers except our chief executive officer we have increased the performance-based restricted stock target awards from 60% to 70% of total long-term incentive compensation value and reduced the stock option awards by a corresponding amount. Mr. Butler's employment agreement provides for a minimum annual stock option grant that results in a long-term incentive mix with a greater portion of stock options than the other named executive officers. For fiscal year 2010, Mr. Butler's target long-term incentive mix had 45% of the value in performance-based restricted stock and 55% in stock options. We believe these grant value mixes provide us with a strong executive attraction and retention program. The compensation committee may also from time to time grant discretionary awards of time-based restricted stock to our executive officers. These awards are not considered in the target allocation of total long-term incentive compensation between performance-based restricted stock awards and stock option grants.

The current target long-term incentive mix for executive officers is shown in the following chart:



Long-Term Incentive Mix
55%
45%
30%
70%
Stock Options*
Performance-Based Restricted Stock
CEO
Other Executive Officers
* Mix determined using Black-Scholes option pricing model to value options.

We use a fixed share grant methodology for determining each award to our named executive officers, which the compensation committee reviews annually to ensure that the resulting value remains generally consistent with our median compensation philosophy. As with base salary and bonus, management provides the compensation committee with a history of its equity grant practices for the preceding four years and an analysis of the grant size consistent with our target, the median of competitive compensation practices, for each named executive officer.

Prior to the beginning of each fiscal year, we analyze the performance-based restricted stock and stock option target award and grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Market Data" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

Uncertainty in the worldwide economic environment has made projecting earnings per share growth challenging. In response, the compensation committee established a one-year performance period for our performance-based restricted stock program beginning in fiscal year 2010; the other terms of our performance-based restricted stock program did not change. One-year performance-based restricted stock award targets were set in September 2009 for the fiscal year 2010 performance period.

At its August 2009 meeting, the compensation committee approved target awards of one-year performance based restricted stock for fiscal year 2010 and stock option grants for Mr. Butler. At its February 2010 meeting, the compensation committee approved stock option grants for the other named executive officers. Performance-based restricted stock and stock option awards for fiscal year 2010 are summarized in the table below:

Named Executive Officer	Target PBRS Award	Stock Options
Mr. Butler	34,000	225,000
Mr. Reidy	10,400	20,000
Ms. Lee	7,200	17,000
Mr. Rodriguez	7,200	17,000
Mr. Langdon	7,200	17,000

The employment agreements of Messrs. Butler and Reidy affect their long-term incentive compensation.

Mr. Butler's employment agreement provides that if his performance goals under the applicable performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. Mr. Butler's employment agreement also provides for a grant of stock options covering a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. The Committee agreed to these amounts through an arms-length negotiation with Mr. Butler.

Mr. Reidy's employment agreement provides that if his performance goals under the applicable performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock; however, due to the one-year performance based restricted stock program his fiscal year 2010 target award was set at 80% of this amount (10,400 shares). Mr. Reidy's employment agreement also provides for a grant of stock options covering a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement. We agreed to these amounts through an arms-length negotiation with Mr. Reidy. In determining the grant sizes, we took into account restricted stock and option arrangements Mr. Reidy had with his prior employer and our review of competitive equity compensation practices.

Messrs. Butler's and Reidy's employment agreements are summarized in more detail below under "Mr. Butler Employment Agreement" and "Mr. Reidy Employment Agreement", respectively.

Performance-Based Restricted Stock

We use a performance-based restricted stock program to align the compensation of our key executives with long-term company operating performance.

Fiscal Years 2009-2010: In September 2008, we established that under our two-year performance-based restricted stock program for fiscal years 2009 and 2010, average two-year earnings per share growth of more than 10% would be required to receive the awards at the target level and that awards would be adjusted upward or downward at the end of the performance period as follows:

Average Earnings Per Share Growth	Restricted Stock Grant as Percentage of Target
7% or under	0%
>7% to 8.5%	75%
>8.5% to 10%	90%
>10% to 14%	100%
>14% to 17%	115%
Over 17%	125%

Our actual average two-year annual earnings per share growth rate for fiscal years 2009 and 2010 was 4.4%, resulting in no awards of restricted stock.

Fiscal Year 2010: In September 2009, due to the uncertainty in the economy and the difficulty projecting two years of earnings per share growth, we established target earnings per share growth of more than -4% for fiscal year 2010. Awards were to be adjusted upward or downward at the end of the performance period as follows:

Earnings Per Share Growth	Restricted Stock Grant as Percentage of Target
-9% or under	0%
>-9% to -6%	75%
>-6% to -4%	90%
>-4% to -1%	100%
>-1% to 1%	115%
Over 1%	125%

Our actual earnings per share growth for fiscal year 2010 was -0.4%, resulting in awards of restricted stock at 115% of target level. These shares of restricted stock were issued in September 2010 and are scheduled to vest fully in March 2011. The program provides that if an executive officer terminates his or her employment with the company prior to the March 2011 vesting date, the unvested restricted stock will be forfeited. However, Mr. Langdon's shares will be permitted to vest in accordance with his separation agreement. See "Termination Agreement with Mr. Langdon" below.

Uncertainty in the worldwide economic environment has continued to make projecting earnings per share growth challenging. In response, the compensation committee maintained a one-year performance period for our fiscal year 2011 performance-based restricted stock program.

Dividends are paid in respect of performance-based restricted stock after shares are granted and not during the performance period.

Time-Based Restricted Stock

The compensation committee may from time to time grant discretionary awards of time-based restricted stock to our executive officers. These discretionary grants assist us in the recruitment, promotion or retention of executive officers.

In March 2010, Ms. Lee and Mr. Rodriguez were each granted 9,500 shares of restricted stock in recognition of their additional responsibilities due to significant organizational changes. These awards and their long-term vesting schedule are designed to aid in the retention of these key executives. Each award is scheduled to vest as follows: 5,000 shares in March 2011; 1,500 shares in March 2012; 1,500 shares in March 2013; and 1,500 shares in March 2014.

Stock Options

We grant stock options to our executive officers (other than our chief executive officer) based upon their pay grades. Stock options granted in April 2008 and thereafter generally vest over four years. The grant level for each pay grade is determined based on our annual review of our long-term incentive compensation program. Our chief executive officer recommends to the compensation committee the number of stock options for our executive officers, other than himself. The compensation committee determined and approved stock option grants for our chief executive officer as part of a review of his entire compensation package based on the guidance of its compensation consultant Cook & Co. The compensation committee approved stock option grants to Mr. Butler in August 2009, and to Messrs. Reidy, Rodriguez, Langdon and

Ms. Lee in February 2010. The grant levels approved by the compensation committee for fiscal year 2010 were consistent with the grant levels approved for fiscal year 2009. Additional stock option grants may be made to assist us in recruiting, promoting or retaining executive officers.

While the compensation committee can consider a stock option grant at any time for our executive officers, it makes most stock option grants at its first meeting in the calendar year. We do not coordinate this meeting date with any regularly scheduled announcement or corporate event.

Other Compensation Components and Considerations

In addition to the components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and the same health and welfare benefits available to our US associates generally, we offer our executive officers retirement benefits, deferred compensation, perquisites, and change in control protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All executive officers can participate in the Automatic Data Processing, Inc. Retirement and Savings Plan (our 401(k) plan) and are automatically enrolled in the Automatic Data Processing, Inc. Pension Retirement Plan (a tax-qualified, defined benefit, cash balance pension plan) and the Supplemental Officers Retirement Plan. The Supplemental Officers Retirement Plan provides retirement benefits to our executive officers in excess of those generally available under our qualified cash balance pension plan. The Supplemental Officers Retirement Plan enables us to attract and retain senior and experienced mid- to late-career executive talent necessary to achieve growth and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Deferred Compensation

All executive officers may defer all or a portion of their annual bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax efficient way to save for retirement. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

Mr. Butler receives a fixed annual perquisite allowance of $125,000 that he allocates based on his personal needs.

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. Finally, the ADP Foundation makes contributions that match the charitable gifts made by our executive officers (including the named executive officers) up to a maximum of $20,000 per calendar year.

Beginning in fiscal year 2010, we eliminated tax gross-up payments to our executive officers that had previously been permitted in connection with travel benefits and personal airplane usage. In fiscal year 2010 we also eliminated reimbursement for executive physical examinations that had previously been paid for by the company. Adult physicals are now a covered benefit under the company's medical plan, which was not the case when this perquisite was first implemented. We did not make any tax gross-up payments to our named executive officers in fiscal year 2010, except for payments related to relocation expenses, which are available to all participants in the company's relocation program.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed (i) to retain our executive officers (including the named executive officers) and our staff vice presidents and (ii) to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. In addition, Messrs. Butler and Reidy have individual arrangements described below under "Potential Payments Upon Termination or Change of Control."

Our executive officers have different separation entitlements from one another. Our chief executive officer is entitled to severance equal to approximately three times base salary and bonus under some termination scenarios, while our other executive officers are entitled to severance equal to approximately one to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the office. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. He has the greatest individual impact on our success, and he faces the greatest personal risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of certain unvested equity awards may be accelerated under some termination scenarios.

The severance formulas we use for executive officers are each designed to provide the level of replacement income we feel is appropriate for that office, but the compensation our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Accounting and Tax Considerations

We consider the accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Our goal is to make only equity-based awards and grants that we can deduct when determining our taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe the pay component reinforces.

We try to maximize the tax deductibility of compensation payments to executive officers. Our stockholders have approved our incentive plans that are designed and administered to provide performance-based compensation that is awarded to our executive officers, and therefore not subject to the deduction limits of Section 162(m) of the Internal Revenue Code. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, such pay would be in the best interests of the company and its stockholders.

Compensation Recovery

Our 2008 Omnibus Award Plan gives the compensation committee the flexibility to grant cash and equity awards that the company may recover if a recipient engages in certain types of misconduct. Beginning in February 2009, stock options and restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain and/or the value of vested restricted stock, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Share Ownership Guidelines

The compensation committee established share ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the share ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) includes shares owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children), or shares owned through our Retirement and Savings Plan. Under our share ownership guidelines, Mr. Butler is encouraged to own an amount of our stock equal in value to five times his base salary, while Messrs. Reidy and Rodriguez and Ms. Lee are encouraged to own an amount of our stock equal in value to three times their respective base salaries.

Separation Arrangement with Mr. Langdon

Mr. Langdon terminated from the company on June 30, 2010. Taking into account the years of valuable service Mr. Langdon provided to the company, we agreed to provide separation benefits to him that consist in part of cash payments, continued vesting of certain equity awards and continued participation in our stock plans. The arrangement for Mr. Langdon is consistent with the separation arrangements we sometimes provide to departing executives whose long-term service deserves special recognition over and above the fixed pay and benefits that have already been earned before the executive's departure.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2010 proxy statement. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2010 proxy statement.

Compensation Committee
of the Board of Directors

Gregory D. Brenneman, Chairman
R. Glenn Hubbard
John P. Jones

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes the compensation of our named executive officers for fiscal year 2010.

Summary Compensation Table For Fiscal Year 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gary C. Butler	2010	$1,000,000	$ 0	$1,440,580	$1,723,500	$2,020,000	$2,761,828	$176,025	$9,121,933
President and Chief	2009	$1,000,000	$ 0	$1,659,200	$1,982,250	$1,295,000	$1,722,475	$192,032	$7,850,957
Executive Officer	2008	$ 900,000	$ 0	$1,951,688	$2,268,000	$2,579,405	$1,095,792	$184,641	$8,979,526
Christopher R. Reidy ..	2010	$ 532,400	$ 0	$ 440,648	$ 137,000	$ 557,900	$ 303,301	$ 42,199	$2,013,448
Chief Financial	2009	$ 532,400	$ 0	$ 507,520	$ 144,000	$ 346,600	$ 129,759	$ 43,808	$1,704,087
Officer	2008	$ 510,000	$21,780	$ 990,113	$ 156,000	$ 524,520	$ 99,853	$ 35,847	$2,338,113
Regina R. Lee........	2010	$ 441,667	$ 0	$ 703,209	$ 116,450	$ 468,900	$ 386,891	$ 97,788	$2,214,905
Division President	2009	$ 425,000	$ 0	$ 351,360	$ 122,400	$ 260,580	$ 140,253	$ 37,100	$1,336,693
Carlos A. Rodriguez...	2010	$ 433,333	$ 0	$ 703,209	$ 116,450	$ 536,000	$ 226,893	$ 54,194	$2,070,079
Division President	2009	$ 400,000	$35,504	$ 351,360	$ 122,400	$ 174,496	$ 47,809	$161,375	$1,292,944
Campbell B. Langdon..	2010	$ 450,000	$ 0	$ 305,064	$ 116,450	$ 305,600	$ 308,909	$494,965	$1,980,988
Division President									

(1) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal years 2010, 2009 and 2008 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2010 included in our annual report on Form 10-K for the fiscal year ended June 30, 2010. The amounts shown in the Stock Awards column reflect the grant date fair value of performance-based restricted stock based upon the probable outcome of the performance condition as of the grant date. The maximum value of the performance-based restricted stock awards granted in fiscal year 2010 assuming achievement of the highest level of performance are: Mr. Butler, $1,800,725; Mr. Reidy, $550,810; Ms. Lee, $381,330; Mr. Rodriguez, $381,330; and Mr. Langdon, $381,330.

(2) Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our Compensation Discussion and Analysis under "Cash Compensation - *Annual Cash Bonus*".

(3) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest rate, a discount rate and a mortality assumption. We calculated the present value as of June 30, 2007 using the RP-2000 white collar mortality rate (projected to 2007), a 4.75% interest crediting rate for the pension plan, and a 6.25% discount rate; we calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality rate (projected to 2008), a 4.50% interest crediting rate for the pension plan, and a 6.95% discount rate; the present value as of June 30, 2009 is based on the RP-2000 white collar mortality table (projected to 2009), a 4.25% interest crediting rate for the pension plan, and a 6.8% discount rate; the present value as of June 30, 2010 is based on the RP-2000 white collar mortality table (projected to 2017), a 3.75% interest crediting rate for the pension plan, and a 5.25% discount rate.

(4) Please refer to the "All Other Compensation" table below for further information.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2010

Name	Other Benefits (1)	Tax Payments (2)	Perquisite Allowance (3)	Matching Charitable Contributions (4)	Severance	Total
Gary C. Butler	$ 31,025	$ 0	$125,000	$ 20,000	$ 0	$176,025
Christopher R. Reidy	$ 28,199	$ 0	$ 0	$ 14,000	$ 0	$ 42,199
Regina R. Lee	$ 86,646	$11,142	$ 0	$ 0	$ 0	$ 97,788
Carlos A. Rodriguez	$ 41,644	$ 0	$ 0	$ 12,550	$ 0	$ 54,194
Campbell B. Langdon	$ 40,465	$ 0	$ 0	$ 4,500	$450,000	$494,965

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Butler, $19,619; Mr. Reidy $19,958; Ms. Lee, $18,371; Mr. Rodriguez, $15,620; and Mr. Langdon, $24,869.

(b) Amount paid by company on behalf of the executives' spouses who accompanied such executives on business travel: Ms. Lee, $1,300; and Mr. Langdon, $4,553.

(c) Relocation expense (available to the company's associates generally): Ms. Lee, $55,891; and Mr. Rodriguez, $14,897.

(d) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Mr. Butler, $10,290; Mr. Reidy, $7,350; Ms. Lee, $10,290; Mr. Rodriguez, $10,290; and Mr. Langdon, $10,290.

(e) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Mr. Butler, $1,116; Mr. Reidy, $891; Ms. Lee, $795; Mr. Rodriguez, $837; and Mr. Langdon, $753.

(2) Gross-up for relocation expense (available to all participants in the relocation program) for Ms. Lee, $11,142.

(3) Pursuant to the provisions of his employment agreement, Mr. Butler has an annual perquisite allowance of $125,000, which he used in fiscal year 2010 to fully reimburse the company for his personal use of aircraft chartered by the company and the incremental cost to the company of his personal use of aircraft owned by the company. Personal use of the aircraft benefit is valued at the actual incremental cost to the company of providing the benefit to the executive. With respect to the aircraft chartered by the company, the incremental cost is the contracted per-hour cost, including empty aircraft positioning costs, plus any fuel surcharges, additional catering or landing fees, taxes and segment fees. With respect to the aircraft owned by the company, the incremental cost is calculated by multiplying the personal flight time, including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew traveling expenses, including hotels, meals and transportation. Since the aircraft owned by the company is primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries as well as hangar, insurance and management fees.

(4) Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given named executive officer's charitable contributions for that calendar year.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2010

Name	Grant Date	Date of Corporate Action	Plan Under Which Grant Was Made	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards $
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gary C. Butler	—		Cash Bonus	$0	$1,550,000	$3,100,000							
	11/11/2009	9/24/2009	1-Yr. PBRS				0	34,000	42,500				$ 1,440,580
	8/13/2009	8/13/2009	Stock Options								225,000	$38.74	$ 1,723,500
Christopher R. Reidy	—		Cash Bonus	$0	$ 425,900	$ 745,360							
	11/11/2009	9/24/2009	1-Yr. PBRS				0	10,400	13,000				$ 440,648
	2/10/2010	2/10/2010	Stock Options								20,000	$40.70	$ 137,000
Regina R. Lee	—		Cash Bonus	$0	$ 380,000	$ 665,000							
	11/11/2009	9/24/2009	1-Yr. PBRS				0	7,200	9,000				$ 305,064
	3/3/2010	3/3/2010	TBRS							9,500			$ 398,145
	2/10/2010	2/10/2010	Stock Options								17,000	$40.70	$ 116,450
Carlos A. Rodriguez	—		Cash Bonus	$0	$ 400,000	$ 700,000							
	11/11/2009	9/24/2009	1-Yr. PBRS				0	7,200	9,000				$ 305,064
	3/3/2010	3/3/2010	TBRS							9,500			$ 398,145
	2/10/2010	2/10/2010	Stock Options								17,000	$40.70	$ 116,450
Campbell B. Langdon	—		Cash Bonus	$0	$ 315,000	$ 551,250							
	11/11/2009	9/24/2009	1-Yr. PBRS				0	7,200	9,000				$ 305,064
	2/10/2010	2/10/2010	Stock Options								17,000	$40.70	$ 116,450

In the foregoing Grants of Plan-Based Awards table, we refer to our one-year performance-based restricted stock program as 1-Yr PBRS and to our time-based restricted stock program as TBRS, both of which are granted under our 2008 Omnibus Award Plan. Stock options were also granted under the company's 2008 Omnibus Award Plan.

The grant dates shown in column (b) of the table were determined pursuant FASB ASC Topic 718. Column (bb) of the table shows the actual dates on which our compensation committee:

- set target award amounts under the one-year performance-based restricted stock program;
- awarded restricted stock under the time-based restricted stock program; and
- granted stock options.

In determining the foregoing awards and grants, we took into account the employment agreements with Messrs. Butler and Reidy, which are summarized below.

We computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2010 included in our annual report on Form 10-K for the fiscal year ended June 30, 2010.

Mr. Butler Employment Agreement

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The agreement provides for successive one-year terms beginning on August 31, 2006 unless terminated by the company or Mr. Butler at least six months before the end of the applicable one-year term.

Mr. Butler's annual base salary is at least $850,000, and his annual target bonus is at least $1,200,000. The actual bonus paid to Mr. Butler is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Butler will be increased or decreased, as appropriate.

Pursuant to the employment agreement, Mr. Butler received a one-time stock option grant of 150,000 shares of common stock on July 1, 2006. In addition, Mr. Butler will be granted stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Subject to the attainment of any pre-established performance goals that may be set by the compensation committee (in its sole discretion), each stock option will vest in five equal annual installments of 20% each, commencing one year after the applicable grant date.

The company will pay Mr. Butler a perquisite allowance of $125,000 each fiscal year. The salary, bonus, stock and other arrangements for Mr. Butler will be reviewed annually by the compensation committee and may be increased in its sole discretion. Mr. Butler is also entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase and other plans and arrangements (including all policies relating to the exercise of stock options following a person's retirement from, or cessation of employment with, the company) that are generally available to other senior executives of the company.

Mr. Butler's employment agreement also contains provisions related to change in control or termination, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Mr. Reidy Employment Agreement

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. Mr. Reidy's annual base salary is at least $500,000, and his annual target bonus is at least $400,000. The actual bonus paid to Mr. Reidy is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Reidy will be increased or decreased, as appropriate. Commencing in January 2008, Mr. Reidy will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement.

Mr. Reidy's employment agreement also contains provisions related to his involuntary termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Restricted Stock

We currently grant restricted stock under our 2008 Omnibus Award Plan. Restricted stock awards granted in connection with our performance-based restricted stock program vest six months following issuance. Other restricted stock awards vest over periods determined by our compensation committee. Holders of shares of restricted stock are entitled to receive dividends paid on their restricted shares.

Beginning in February 2009, restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

We currently grant stock options under our 2008 Omnibus Award Plan. Stock options have an exercise price equal to our closing stock price on the date of grant, although options granted before January 2007 under our 2000 Stock Option Plan have an exercise price equal to the average of the high and the low sales prices of our stock on the day of grant. Stock options have a term of up to ten years from the date of grant. No option may be exercised after the expiration of its ten-year term.

Stock options granted in April 2008 and thereafter generally vest over four years. Options granted prior to April 2008 generally vest over a five-year period, beginning on the second anniversary of the grant date (for all key executives of the company, including the named executive officers other than Mr. Butler, whose options started vesting on the first anniversary of the grant date), or the first anniversary of the grant date (for all other optionholders).

Stock options granted under our 2008 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an optionholder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with ten years of service (Normal Retirement) or (iii) retired in the previous twelve months on or after age 55 with between five and ten years of service with the company and its subsidiaries. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2008 Omnibus Award Plan may generally be exercised for up to 60 days following an optionholder's termination of employment with the company, provided that:

- optionholders who retire on or after Normal Retirement will have up to 37 months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- optionholders who retire on or after age 55 with between five and ten years of service will have up to twelve months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- optionholders who die or become disabled on or after eligibility for Normal Retirement will have up to 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and
- optionholders who were not eligible for Normal Retirement on the date of death or disability will have up to twelve months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Beginning in February 2009, stock option awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain, if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010

		Option Awards				Stock Awards			
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) (Exercisable) (2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable) (2)	Option Exercise Price ($) (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Gary C. Butler	8/14/2000	109,750	0	$51.11	8/14/2010				
	8/13/2001	109,750	0	$44.06	8/13/2011				
	9/21/2001	8,780	0	$39.64	9/20/2011				
	7/22/2002	87,689	0	$29.38	7/21/2012				
	8/12/2002	109,750	0	$33.58	8/11/2012				
	8/11/2003	219,499	0	$34.45	8/10/2013				
	8/11/2004	79,020	19,755	$35.56	8/10/2014				
	8/11/2005	65,850	43,900	$40.51	8/10/2015				
	7/1/2006	230,475	153,650	$41.50	6/30/2016				
	8/9/2007	80,000	120,000	$47.55	8/8/2017				
	8/14/2008	56,250	168,750	$45.34	8/13/2018				
	8/13/2009		225,000	$38.74	8/12/2019				
	9/1/2010					39,100	$1,574,166		
Christopher R. Reidy	10/2/2006	32,925	49,387	$42.98	10/1/2016				
	1/31/2008	4,000	16,000	$40.28	1/30/2018				
	2/10/2009	5,000	15,000	$37.58	2/9/2019				
	2/9/2010		20,000	$40.70	2/8/2020				
	4/30/2008					6,000	$ 241,560		
	2/10/2009					5,000	$ 201,300		
	9/1/2010					11,960	$ 481,510		
Regina R. Lee	5/15/2001	13,170		$48.12	5/14/2011				
	9/21/2001	2,496		$39.64	9/20/2011				
	5/6/2002	12,072		$45.84	5/6/2012				
	7/22/2002	5,487		$29.38	7/21/2012				
	5/13/2003	12,072		$31.28	5/12/2013				
	11/11/2003	6,585		$35.74	11/10/2013				
	5/11/2004	12,072		$42.30	5/10/2014				
	1/27/2005	8,780	2,195	$39.40	1/26/2015				
	1/27/2006	7,902	5,268	$40.70	1/26/2016				
	1/26/2007	7,463	11,194	$42.94	1/25/2017				
	4/25/2007		30,000	$44.91	4/24/2017				
	1/31/2008	3,400	13,600	$40.28	1/30/2018				
	2/10/2009	4,250	12,750	$37.58	2/9/2019				
	2/9/2010		17,000	$40.70	2/8/2020				
	4/25/2007					10,000	$ 402,600		
	4/30/2008					12,000	$ 483,120		
	2/10/2009					8,500	$ 342,210		
	3/3/2010					9,500	$ 382,470		
	9/1/2010					8,280	$ 333,353		
Carlos A. Rodriguez	5/15/2001	13,170		$48.12	5/14/2011				
	9/21/2001	2,511		$39.64	9/20/2011				
	5/6/2002	13,170		$45.84	5/5/2012				

		Option Awards				Stock Awards			
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) (Exercisable) (2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable) (2)	Option Exercise Price ($) (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
	7/22/2002	2,634		$29.38	7/21/2012				
	5/13/2003	5,268		$31.28	5/12/2013				
	8/11/2003	4,390		$34.45	8/10/2013				
	5/11/2004	16,462		$42.30	5/10/2014				
	1/27/2005	8,780	2,195	$39.40	1/26/2015				
	1/27/2006	6,585	4,390	$40.70	1/26/2016				
	1/26/2007	5,268	7,902	$42.94	1/25/2017				
	4/25/2007		30,000	$44.91	4/24/2017				
	1/31/2008	3,400	13,600	$40.28	1/30/2018				
	2/10/2009	4,250	12,750	$37.58	2/9/2019				
	2/9/2010		17,000	$40.70	2/8/2020				
	4/25/2007					10,000	$ 402,600		
	4/30/2008					12,000	$ 483,120		
	2/10/2009					8,500	$ 342,210		
	3/3/2010					9,500	$ 382,470		
	9/1/2010					8,280	$ 333,353		
Campbell B. Langdon . . .	8/28/2000	54,875		$54.02	8/8/2010				
	9/21/2001	3,429		$39.64	9/20/2011				
	10/22/2001	16,462		$44.96	10/21/2011				
	7/22/2002	20,742		$29.38	7/21/2012				
	11/12/2002	16,462		$38.65	11/11/2012				
	8/11/2003	13,170		$34.45	8/10/2013				
	11/11/2003	19,755	3,951	$35.74	11/10/2013				
	1/27/2005	10,536	2,634	$39.40	1/26/2015				
	1/27/2006	7,902	5,268	$40.70	1/26/2016				
	1/26/2007	5,268	7,902	$42.94	1/25/2017				
	4/25/2007		30,000	$44.91	4/24/2017				
	1/31/2008	3,400	13,600	$40.28	1/30/2018				
	2/10/2009	4,250	12,750	$37.58	2/9/2019				
	2/9/2010		17,000	$40.70	2/8/2020				
	4/25/2007					10,000	$ 402,600		
	4/30/2008					12,000	$ 483,120		
	2/10/2009					8,500	$ 342,210		
	9/1/2010					8,280	$ 333,353		

(1) We have included in the table awards under our one-year performance-based restricted stock program for fiscal year 2010. Such awards were formally made on September 1, 2010.

(2) The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007.

(3) Market value based on June 30, 2010 closing price of our common stock of $40.26 per share.

(4) Our performance during the two-year performance-based restricted stock program spanning fiscal years 2009 and 2010 resulted no awards; therefore, no shares are reported.

OUTSTANDING EQUITY VESTING SCHEDULE FOR FISCAL YEAR-END 2010

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Gary C. Butler	8/14/2000	20% vested on 8/14/2001	9/1/2010	Stock will vest six months after grant date.
		20% vested on 8/14/2002		
		20% vested on 8/14/2003		
		20% vested on 8/14/2004		
		20% vested on 8/14/2005		
	8/13/2001	60% vested on 8/13/2004		
		20% vested on 8/13/2005		
		10% vested on 8/13/2006		
		10% vested on 8/13/2007		
	9/21/2001	100% vested on 9/1/2002		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	8/12/2002	40% vested on 8/12/2004		
		20% vested on 8/12/2005		
		20% vested on 8/12/2006		
		20% vested on 8/12/2007		
	8/11/2003	20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
	8/11/2004	20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
	8/11/2005	20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
		20% vests on 8/11/2011		
	7/1/2006	20% vested on 7/1/2007		
		20% vested on 7/1/2008		
		20% vested on 7/1/2009		
		20% vested on 7/1/2010		
		20% vests on 7/1/2011		
	8/9/2007	20% vested on 8/9/2008		
		20% vested on 8/9/2009		
		20% vested on 8/9/2010		
		20% vests on 8/9/2011		
		20% vests on 8/9/2012		
	8/14/2008	25% vested on 8/14/2009		
		25% vested on 8/14/2010		
		25% vests on 8/14/2011		
		25% vests on 8/14/2012		
	8/13/2009	25% vested on 8/13/2010		
		25% vests on 8/13/2011		
		25% vests on 8/13/2012		
		25% vests on 8/13/2013		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Christopher R. Reidy	10/2/2006	20% vested on 10/2/2008	4/30/2008	50% vests on 4/30/2012
		20% vested on 10/2/2009		50% vests on 4/30/2013
		20% vests on 10/2/2010	2/10/2009	20% vests 2/10/2013
		20% vests on 10/2/2011		80% vests 2/10/2014
		20% vests on 10/2/2012	9/1/2010	Stock will vest six months after grant date.
	1/31/2008	20% vested on 1/31/2010		
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vests on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
Regina R. Lee	5/15/2001	20% vested on 5/15/2002	4/25/2007	50% vests on 1/1/2011
		20% vested on 5/15/2003		25% vests on 1/1/2012
		20% vested on 5/15/2004		25% vests on 1/1/2013
		20% vested on 5/15/2005	4/30/2008	50% vests on 4/30/2012
		20% vested on 5/15/2006		50% vests on 4/30/2013
	9/21/2001	100% vested on 9/1/2002	2/10/2009	100% vests on 2/10/2014
	5/6/2002	20% vested on 5/6/2003	3/3/2010	53% vests on 3/3/2011
		20% vested on 5/6/2004		16% vests on 3/3/2012
		20% vested on 5/6/2005		16% vests on 3/3/2013
		20% vested on 5/6/2006		15% vests on 3/3/2014
		20% vested on 5/6/2007	9/1/2010	Stock will vest six months after grant date.
	5/13/2003	20% vested on 5/13/2004		
		20% vested on 5/13/2005		
		20% vested on 5/13/2006		
		20% vested on 5/13/2007		
		20% vested on 5/13/2008		
	11/11/2003	20% vested on 11/11/2004		
		20% vested on 11/11/2005		
		20% vested on 11/11/2006		
		20% vested on 11/11/2007		
		20% vested on 11/11/2008		
	5/11/2004	20% vested on 5/11/2005		
		20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vests on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vests on 1/27/2011		
		20% vests on 1/27/2012		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/26/2007	20% vested on 1/26/2009		
		20% vested on 1/26/2010		
		20% vests on 1/26/2011		
		20% vests on 1/26/2012		
		20% vests on 1/26/2013		
	4/25/2007	20% vests on 4/25/2011		
		40% vests on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vests on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
Carlos A. Rodriguez.	5/15/2001	20% vested on 5/15/2002	4/25/2007	50% vests on 1/1/2011
		20% vested on 5/15/2003		25% vests on 1/1/2012
		20% vested on 5/15/2004		25% vests on 1/1/2013
		20% vested on 5/15/2005	4/30/2008	50% vests on 4/30/2012
		20% vested on 5/15/2006		50% vests on 4/30/2013
	9/21/2001	100% vested 9/1/2002	2/10/2009	100% vests on 2/10/2014
	5/6/2002	20% vested on 5/6/2003	3/3/2010	53% vests on 3/3/2011
		20% vested on 5/6/2004		16% vests on 3/3/2012
		20% vested on 5/6/2005		16% vests on 3/3/2013
		20% vested on 5/6/2006		15% vests on 3/3/2014
		20% vested on 5/6/2007	9/1/2010	Stock will vest six months after grant date.
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	5/13/2003	20% vested on 5/13/2005		
		20% vested on 5/13/2006		
		20% vested on 5/13/2007		
		20% vested on 5/13/2008		
		20% vested on 5/13/2009		
	8/11/2003	20% vested on 8/11/2004		
		20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
	5/11/2004	20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
		20% vested on 5/11/2010		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vests on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vests on 1/27/2011		
		20% vests on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vested on 1/26/2010		
		20% vests on 1/26/2011		
		20% vests on 1/26/2012		
		20% vests on 1/26/2013		
	4/25/2007	20% vests on 4/25/2011		
		40% vests on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vests on 2/9/2011		
		25% vests on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
Campbell B. Langdon	8/28/2000	16% vested on 8/28/2001	4/25/2007	50% vests on 1/1/2011
		16% vested on 8/28/2002		25% vests on 1/1/2012
		16% vested on 8/28/2003		25% vests on 1/1/2013
		17% vested on 8/28/2004	4/30/2008	50% vests on 4/30/2012
		17% vested on 8/28/2005		50% vests on 4/30/2013
		18% vested on 8/28/2006	2/10/2009	100% vests on 2/10/2014
	9/21/2001	100% vested on 9/1/2002	9/1/2010	Stock will vest six months after grant date.
	10/22/2001	20% vested on 10/22/2001		
		20% vested on 10/22/2002		
		20% vested on 10/22/2003		
		20% vested on 10/22/2004		
		20% vested on 10/22/2005		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	11/12/2002	20% vested on 11/12/2004		
		20% vested on 11/12/2005		
		20% vested on 11/12/2006		
		20% vested on 11/12/2007		
		20% vested on 11/12/2008		

Option Awards		Stock Awards	
Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
8/11/2003	20% vested on 8/11/2004		
	20% vested on 8/11/2005		
	20% vested on 8/11/2006		
	20% vested on 8/11/2007		
	20% vested on 8/11/2008		
11/11/2003	20% vested on 11/11/2005		
	20% vested on 11/11/2006		
	20% vested on 11/11/2007		
	20% vested on 11/11/2008		
	20% vested on 11/11/2009		
1/27/2005	20% vested on 1/27/2007		
	20% vested on 1/27/2008		
	20% vested on 1/27/2009		
	20% vested on 1/27/2010		
	20% vests on 1/27/2011		
1/27/2006	20% vested on 1/27/2008		
	20% vested on 1/27/2009		
	20% vested on 1/27/2010		
	20% vests on 1/27/2011		
	20% vests on 1/27/2012		
1/26/2007	20% vested on 1/26/2009		
	20% vested on 1/26/2010		
	20% vests on 1/26/2011		
	20% vests on 1/26/2012		
	20% vests on 1/26/2013		
4/25/2007	20% vests on 4/25/2011		
	40% vests on 4/25/2012		
	40% vests on 4/25/2013		
1/31/2008	20% vested on 1/31/2010		
	20% vests on 1/31/2011		
	20% vests on 1/31/2012		
	20% vests on 1/31/2013		
	20% vests on 1/31/2014		
2/10/2009	25% vested on 2/10/2010		
	25% vests on 2/10/2011		
	25% vests on 2/10/2012		
	25% vests on 2/10/2013		
2/9/2010	25% vests on 2/9/2011		
	25% vests on 2/9/2012		
	25% vests on 2/9/2013		
	25% vests on 2/9/2014		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL YEAR 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Gary C. Butler(1)	0	$0	41,667	$1,764,128
Christopher R. Reidy(2)	0	$0	13,000	$ 567,710
Regina R. Lee(3)	0	$0	8,667	$ 372,938
Carlos A. Rodriguez(4)	0	$0	8,500	$ 367,035
Campbell B. Langdon(5)	0	$0	9,500	$ 410,705

(1) Mr. Butler acquired 6,667 shares with a market price of $35.35 on July 1, 2009 and 35,000 shares with a market price of $43.67 on March 9, 2010, each upon lapse of restrictions.

(2) Mr. Reidy acquired 13,000 shares with a market price of $43.67 on March 9, 2010 upon lapse of restrictions.

(3) Ms. Lee acquired 667 shares with a market price of $35.35 on July 1, 2009 and 8,000 shares with a market price of $43.67 on March 9, 2010, each upon lapse of restrictions.

(4) Mr. Rodriguez acquired 500 shares with a market price of $35.35 on July 1, 2009 and 8,000 shares with a market price of $43.67 on March 9, 2010, each upon lapse of restrictions.

(5) Mr. Langdon acquired 500 shares with a market price of $35.35 on July 1, 2009 and 9,000 shares with a market price of $43.67 on March 9, 2010, each upon lapse of restrictions.

PENSION BENEFITS FOR FISCAL YEAR 2010

Name (a)	Plan Name (b)	Number of Years Credited Service(1) (c)	Present Value of Accumulated Benefit(2)(3)(4) (d)	Payments During Last Fiscal Year (e)
Gary C. Butler	Automatic Data Processing, Inc. Pension Retirement Plan	34.50	$2,526,445	$0
	Supplemental Officers Retirement Plan	16.67	$8,493,372	$0
Christopher R. Reidy	Automatic Data Processing, Inc. Pension Retirement Plan	2.50	$ 18,483	$0
	Supplemental Officers Retirement Plan	3.66	$ 573,411	$0
Regina R. Lee	Automatic Data Processing, Inc. Pension Retirement Plan	27.50	$ 230,721	$0
	Supplemental Officers Retirement Plan	5.58	$ 631,492	$0
Carlos A. Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	9.50	$ 69,801	$0
	Supplemental Officers Retirement Plan	7.08	$ 357,006	$0
Campbell B. Langdon	Automatic Data Processing, Inc. Pension Retirement Plan	8.50	$ 63,981	$0
	Supplemental Officers Retirement Plan	9.58	$ 665,787	$0

(1) Consists of the number of years of service credited as of June 30, 2010 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as elapsed time of employment with the company after plan participation has begun and only includes the period during which the executive is accruing benefits under the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1st following the completion of six months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2010 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the PR-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate. For the Pension Retirement Plan only, we also used a 3.75% interest crediting rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2010 are as follows: Mr. Butler, $363,972; Mr. Reidy, $21,778; Ms. Lee, $257,027; Mr. Rodriguez, $91,805; and Mr. Langdon, $80,534.

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined as of the normal retirement age, *i.e.*, 65.

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of the company. Under the Pension Retirement Plan, the company credits participants' notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the Internal Revenue Service compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum and/or an annuity upon retirement. Eligible participants include the named executive officers and other officers of the company with titles of corporate vice president and above.

On August 14, 2008 our board approved amendments to the Supplemental Officers Retirement Plan. These amendments included changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as "non-grandfathered participants," and to all other participants as "grandfathered participants"), as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board approved additional amendments effective January 1, 2010 to (1) exclude performance-based restricted stock awards from the definition of final average compensation of grandfathered participants, (2) change the formulas used to compute benefits for grandfathered participants after 2009, (3) provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan and (4) provide that effective after December 31, 2009, our chief executive officer will no longer be able to grant service credit in his discretion to Supplemental Officers Retirement Plan participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After ten years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant based on the number of years of continuous plan participation as the "vested percentage".

Supplemental Officers Retirement Plan benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability or (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75% or 100% joint and survivor annuity with a beneficiary, or a ten year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity, or if elected, a guaranteed payment for 120 months only. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan and the Retirement and Savings Plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, prior to January 1, 2010, the amount of the annual benefit is determined by taking the average annual compensation of a participant for the five full consecutive calendar years during which he or she received the highest amount of compensation (we refer to such average annual compensation as "final average annual pay"), and then multiplying that amount by a factor of 1.5%, the number of years of service and his or her vested percentage. The maximum annual plan benefit which may be paid to grandfathered participants was limited to 25% of a participant's final average annual pay (which we express as a maximum service period of 16.67 years).

On and after January 1, 2010 the following formulas are used to determine the Supplemental Officers Retirement Plan benefits of Messrs. Butler and Reidy and Ms. Lee, who are grandfathered participants:

- Mr. Butler – the product of (i) Mr. Butler's final average annual pay, (ii) future service period up to 20 years, (iii) 1.95% and (iv) his vested percentage. Mr. Butler's annual plan benefit cannot exceed 39% of his final average annual pay.
- Mr. Reidy and Ms. Lee – the product of (i) the participant's final average annual pay, (ii) future service period up to 18.75 years, (ii) 2.4% and (iv) the participant's vested percentage. The annual plan benefit for each of Mr. Reidy and Ms. Lee cannot exceed 45% of the participant's final average annual pay.

A grandfathered participant's benefit under the Supplemental Officers Retirement Plan will not be less than the participant's benefit determined as of December 31, 2009, taking into account the participant's actual vesting service through the date of his or her termination of employment.

Early retirement benefits for grandfathered participants will be calculated using the factors applicable to participants who are not grandfathered participants, except when determining the protected early retirement benefit accrued as of December 31, 2009.

For grandfathered participants, compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and, for periods before January 1, 2010, compensation realized from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant's benefit commencement precedes the participant's 65th birthday.

For non-grandfathered participants the amount of the annual benefit is determined by taking such participant's final average annual pay, and then multiplying that amount by a factor of 2%, the number of years of service (up to 20 years), and his or her vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant's final average annual pay, multiplied by 1%, up to five additional years of service, and his or her vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit which may be paid to non-grandfathered participants will be limited to 45% of a participant's final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008 under the formula applicable to grandfathered participants.

If any participant within 24 months after his or her employment terminates violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the Supplemental Officers Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2010

Name (a)	Executive Contributions in 2010(1) ($) (b)	Aggregate Earnings in 2010(2) ($) (d)	Aggregate Balance at June 30, 2010(3) ($) (f)
Gary C. Butler	$1,295,000	$185,328	$6,123,934
Christopher R. Reidy	$ 0	$ 0	$ 0
Regina R. Lee	$ 0	$ 0	$ 0
Carlos A. Rodriguez	$ 0	$ 27,429	$ 345,038
Campbell B. Langdon	$ 0	$ 24,743	$ 221,691

(1) The amount listed in column (b) reflects the annual bonus for fiscal year 2009 that was payable in fiscal year 2010, but which was deferred by Mr. Butler; this amount was reported as compensation in the Summary Compensation Table for fiscal year 2009. In addition, the annual bonus earned for fiscal year 2010 by Mr. Butler ($2,020,000) that

was paid in August 2010 was also deferred by Mr. Butler; this amount was reported as compensation in the Summary Compensation Table for fiscal year 2010. As Mr. Butler's bonus in respect of the fiscal year 2010 was not deferred until after we concluded fiscal year 2010, such amount is not included in columns (b) and (f).

(2) The earnings amounts are not reported as compensation in fiscal year 2010 in the Summary Compensation Table.

(3) The following amount was previously reported as compensation in the Summary Compensation Table for previous years: Mr. Butler, $5,630,000.

Deferred Compensation Plan

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the named executive officers) can defer up to 100% of their annual cash bonuses into a deferred compensation account. They can choose two investment options for their deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor's index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2010, the fixed fund rate was 3.25%. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation accounts.

The program does not allow changes to the investment fund choice once the annual deferral is made to the account. Each participant has the option of making a one-time election changing the timing and/or the form of distributions from his or her account. Any such change is required to comply with the "redeferral rules" in effect under Section 409A of the Internal Revenue Code and may only be used to delay the timing and/or change the number of payments to be received.

Participants may elect to receive payments of their deferred funds and matching contributions either in a lump sum payment or in installments. However, in the event of death, disability or termination of employment prior to age 65 or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant's election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

We have in effect the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers. The change in control plan provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates after a change in control of the company. All named executive officers of the company, participate in the change in control plan. As of June 30, 2010, there were 22 eligible participants in the change in control plan.

The change in control plan provides that:

- Participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive:
  - A lump sum payment equal to 150% of such participant's current total annual compensation;
  - Full vesting of his or her options to purchase common stock;
  - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within two years after being terminated without cause or leaving for good reason; and
  - On the date a participant is terminated without cause or leaves for good reason, the number of restricted shares a participant would have been entitled to receive under the then ongoing two-year performance-based restricted stock programs had the performance goals been achieved at 100% target rate.
- Participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will receive:
  - A lump sum payment equal to 100% of such participant's current total annual compensation;
  - Full vesting of his or her options to purchase common stock, to the extent that such options would have otherwise vested within one year after being terminated without cause or leaving for good reason; and
  - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within one year after being terminated without cause or leaving for good reason.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates.

The change in control payments due to Messrs. Reidy, Rodriguez, Langdon and Ms. Lee are payable solely pursuant to the terms of the change in control plan. However, Mr. Butler is entitled to receive, on an item-by-item basis, the greater of the benefits and payments and more favorable conditions provided under the change in control plan and/or his employment agreement entered into on June 28, 2006.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then outstanding securities;
- there occurs a merger, consolidation or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction; or

- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction.

If instructed by a participant, the company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Employment Agreement with Mr. Butler

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The employment agreement provides that the company's obligation to make payments to Mr. Butler will cease on the date he is terminated for cause, *i.e.*, if he has:

- been convicted of a felony and such conviction has been upheld by a final ruling of a court of law;
- failed or refused to perform his obligations as chief executive officer;
- committed any act of negligence in the performance of his duties under the employment agreement and failed to take appropriate corrective action (if such corrective action can be taken); or
- committed any act of willful misconduct.

If the company terminates Mr. Butler's employment for any reason other than (i) for cause, as discussed above, (ii) for death or permanent or serious disability, either physical or mental, (iii) on account of a change in control or (iv) because the compensation committee either deems it to be in the company's best interests for Mr. Butler to retire before his 65th birthday (or if Mr. Butler elects to retire after his 65th birthday) or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler has as the company's chief executive officer on August 31, 2006, Mr. Butler will, for 24 months after such termination date:

- receive his annual base salary;
- have his stock options continue to vest;
- have the restrictions on his restricted stock continue to lapse (without regard to any performance goals); and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, Mr. Butler will receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler dies or becomes permanently and seriously disabled, either physically or mentally, so that he is absent from his office due to such disability and otherwise unable substantially to perform his services under the employment agreement, the company may terminate his employment. Under such circumstances, the company will continue to pay Mr. Butler's full compensation up to and including the effective date of his termination for death or disability. For 36 months after such termination date, he will:

- receive his annual base salary;
- receive his restricted stock and unvested stock options, all of which will automatically vest on the date of his death or termination for disability; and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, he is to receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler elects to voluntarily leave in the absence of a change in control (other than where the compensation committee determines that it is in the company's best interests for Mr. Butler to retire before his 65th birthday or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler had as chief executive officer of the company on August 31, 2006, or if Mr. Butler elects to retire after his 65th birthday), the company's obligation to make any payment to Mr. Butler will cease on the date his employment ends.

If Mr. Butler's employment is terminated other than for cause, or he resigns for good reason, within 24 months following a change in control of the company (unless more favorable conditions are provided under the change in control plan, as described above):

- he will receive a lump sum termination payment equal to a percentage, ranging from 300% if such termination occurs within two years after such change in control, to 200% if it occurs in the third year, to 100% if it occurs after the third year, of his current total annual compensation;
- all of his stock options will become fully vested and all of his restricted stock having restrictions lapsing within three years after such termination will have such restrictions automatically removed (without regard to any performance goals); and
- the number of shares of restricted stock Mr. Butler would have been entitled to receive had the performance goals been achieved at the 100% target rate in each of the then ongoing performance-based restricted stock programs is to be immediately and automatically issued to him and all restrictions thereon removed.

For purposes of the employment agreement, good reason means any action which results in a diminution in any respect in Mr. Butler's current position, authority, duties or responsibilities as the company's chief executive officer, or a reduction in the overall level of his compensation or benefits.

Mr. Butler's employment agreement provides that in the event any payment to him following a change in control results in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, he will receive an additional payment such that after the payment of all such excise taxes and any taxes on the additional payments, he will be in the same after-tax position as if no excise tax had been imposed.

If the compensation committee deems it to be in the company's best interests that Mr. Butler retires prior to reaching his 65th birthday or if he decides to retire at any time after his 65th birthday, then:

- on the date of his retirement, all of Mr. Butler's restricted stock then owned by him will continue to be owned by him and the restrictions thereon will continue to lapse in the same manner as would have been the case had he continued to be an employee of the company;
- Mr. Butler will continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee the company, and he will receive the number of shares of restricted stock he would have been entitled to receive had he continued to be an employee of the company, the restrictions on which will continue to lapse in the same manner as would have been the case had he continued to be an employee the company; and
- all of Mr. Butler's outstanding unvested stock options will vest on his retirement date.

If Mr. Butler elects to retire from the company for any reason, the company will provide Mr. Butler with appropriate office and secretarial support until his 72nd birthday, and will also allow him to keep his company car.

If our board of directors confers on any other person (including any other director, officer or associate of the company) any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers Mr. Butler had as our chief executive officer on August 31, 2006, Mr. Butler may deem such action to constitute a request that he immediately retire in the best interests of the company, in which case the arrangements set forth in the foregoing paragraph will apply.

If Mr. Butler's employment terminates other than for cause, then, for purposes of the Supplemental Officers Retirement Plan, his final average annual pay will be deemed to include the applicable compensation attributable to the periods covered by the termination payments made to Mr. Butler under his employment agreement. If the compensation committee deems it to be in the company's best interests that Mr. Butler retire prior to his 65th birthday, any early retirement benefit payable under the Supplemental Officers Retirement Plan will not be actuarially reduced to reflect the payment of benefits before his normal retirement date.

Employment Agreement with Mr. Reidy

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. The agreement provides that if Mr. Reidy is involuntarily terminated from the company within the first three years of his employment, he will receive two years of base salary, bonus and restricted stock. After the third year of his employment, Mr. Reidy will be entitled to separation pay equal to one year of base salary, bonus and restricted stock.

Health Coverage

Certain executives, including named executive officers, who terminate employment with the company after they have attained age 55 and been credited with ten years of service are eligible to participate in our executive retiree medical plan.

Termination and Change in Control Tables

The following tables set forth the payments which each of our named executive officers would have received under various termination scenarios on June 30, 2010. With regard to the payments on a change in control, the amounts detailed below presume that each named executive officer's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2010.

Potential Payments upon Termination or Change in Control for Gary C. Butler

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 7,976,250(1)	$ 3,000,000(2)	$ 3,000,000(2)	$ 2,000,000(3)	$ 0
Stock Options(4)	$ 434,795	$ 434,795	$ 434,795	$ 434,795	$ 434,795
Restricted Stock(5)	$ 3,079,890	$ 1,574,166	$ 1,574,166	$ 1,574,166	$ 1,574,166
Supplemental Officers Retirement Plan(6)	$ 9,494,138(7)	$ 4,305,848	$ 9,494,138(7)	$ 9,494,138(7)	$ 8,862,778(8)
Health Coverage(9)	$ 33,000	$ 0	$ 33,000	$ 33,000	$ 33,000
Deferred Compensation(10)	$ 6,123,934	$ 6,123,934	$ 6,123,934	$ 6,123,934	$ 6,123,934
Other	$ 0	$ 0	$ 0	$ 0	$ 637,246(11)
Total	$27,142,007	$15,438,743	$20,660,033	$19,660,033	$17,665,919

(1) Represents payment of three times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,000,000) and (ii) average annual bonus for the two most recently completed calendar years ($1,658,750).

(2) Represents payment of three times annual salary of $1,000,000.

(3) Represents payment of two times annual salary of $1,000,000.

(4) Assumes all unvested options immediately vested and were exercised on June 30, 2010 at $40.26 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2010.

(5) Amount in the Termination Following Change In Control column includes $1,711,050 attributable to the two-year performance-based restricted stock program for fiscal years 2009 and 2010, and $1,368,840 attributable to the 2010 one-year performance-based restricted stock program, and assumes that performance goals of these programs will be achieved at 100% target rate. Amounts in the other columns are attributable to the 2010 one-year performance-based restricted stock program, assuming performance goals will be achieved at 115% target rate.

(6) Represents present value of the benefit as of June 30, 2010 using the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate.

(7) Amount represents the present value of an unreduced early retirement benefit upon termination following change in control, involuntary termination without cause or disability, including an incremental amount of $631,360.

(8) Present value of accrued benefit as of June 30, 2010 reduced for early retirement by 5% per year for every year Mr. Butler's age precedes 65.

(9) Represents the present value of the continuation of Mr. Butler's health coverage under our retiree medical plan using a discount rate of 5.32% and a medical inflation rate beginning at 8.05% for 2010-2011 and ultimately settling at 4.5% by 2028.

(10) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2010. The deferred compensation account is funded entirely by Mr. Butler's bonus deferrals; thus, Mr. Butler is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

(11) Value of administrative support, office space and automobile. The amount disclosed assumes Mr. Butler would use the administrative support and office space for 8.3 years, which is the period between July 1, 2010 and October 31, 2018, when Mr. Butler will be 72.

Potential Payments upon Termination or Change in Control for Christopher R. Reidy

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,472,625(1)	$ 0	$ 0	$ 958,320(2)	$0
Stock Options(3)	$ 40,200	$ 40,200	$ 40,200	$ 0	$0
Restricted Stock(4)	$1,062,864	$481,510	$ 481,510	$ 523,380	$0
Supplemental Officers Retirement Plan(5)	$ 0	$ 0	$1,356,265	$ 0	$0
Total	$2,575,689	$521,710	$1,877,975	$1,481,700	$0

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($532,400) and (ii) average annual bonus for the two most recently completed calendar years ($449,350).

(2) Represents payment of an amount equal to annual salary of $532,400 and target annual bonus of $425,920.

(3) Assumes all unvested options immediately vested and were exercised on June 30, 2010 at $40.26 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2010.

(4) Amount in the Termination Following Change In Control column includes $120,780 attributable to the vesting of time-based restricted stock and $942,084 attributable to the two-year performance-based restricted stock program for fiscal years 2009 and 2010 and the fiscal year 2010 one-year performance-based restricted stock program, and assumes that performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the 2010 one-year performance-based restricted stock program, assuming performance goals will be achieved at 115% target rate. Pursuant to Mr. Reidy's employment agreement, the amount for the Involuntary Termination Without Cause column reflects a payment equal to the value of the shares underlying Mr. Reidy's two-year performance-based restricted stock award for fiscal years 2009 and 2010.

(5) Represents present value of the benefit as of June 30, 2010 using the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate.

Potential Payments upon Termination or Change in Control for Regina R. Lee

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,246,823	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 36,080	$ 36,080	$ 36,080	$ 0	$ 0
Restricted Stock(3)	$1,457,412	$333,353	$ 333,353	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 404,602	$182,550	$1,470,259	$404,602	$404,602
Total	$3,144,916	$551,983	$1,839,692	$404,602	$404,602

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($475,000) and (ii) average annual bonus for the two most recently completed calendar years ($356,215).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2010 at $40.26 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2010.

(3) Amount in the Termination Following Change in Control column includes $805,200 attributable to the vesting of time-based restricted stock and $652,212 attributable to the two-year performance-based restricted stock program for fiscal years 2009 and 2010 and the fiscal year 2010 one-year performance-based restricted stock program, and assumes that performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the fiscal year 2010 one-year performance-based restricted stock program and assume that performance goals will be achieved at 115% target rate.

(4) Represents present value of the benefit as of June 30, 2010 using the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate.

Potential Payments upon Termination or Change in Control for Carlos A. Rodriguez

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,190,285	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 36,080	$ 36,080	$ 36,080	$ 0	$ 0
Restricted Stock(3)	$1,457,412	$333,353	$ 333,353	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 294,814	$142,179	$1,386,132	$294,814	$294,814
Total	$2,978,590	$511,612	$1,755,565	$294,814	$294,814

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($500,000) and (ii) average annual bonus for the two most recently completed calendar years ($293,523).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2010 at $40.26 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2010.

(3) Amount in the Termination Following Change in Control column includes $805,200 attributable to the vesting of time-based restricted stock and $652,212 attributable to the two-year performance-based restricted stock program for fiscal years 2009 and 2010 and the fiscal year 2010 one-year performance-based restricted stock program, and assumes that performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the fiscal year 2010 one-year performance-based restricted stock program and assume that performance goals will be achieved at 115% target rate.

(4) Represents present value of the benefit as of June 30, 2010 using the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate.

Potential Payments upon Termination or Change in Control for Campbell B. Langdon

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,209,323	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 36,462	$ 36,462	$ 36,462	$ 0	$ 0
Restricted Stock(3)	$1,195,722	$ 333,353	$ 333,353	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 743,627	$ 358,286	$2,140,877	$743,627	$743,627
Deferred Compensation(5)	$ 221,691	$ 221,691	$ 221,691	$221,691	$221,691
Total	$3,406,824	$ 949,792	$2,732,383	$965,318	$965,318

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($450,000) and (ii) average annual bonus for the two most recent completed calendar years ($356,215).

(2) Assumes all unvested options immediately vested and were exercised on June 30, 2010 at $40.26 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2010.

(3) Amount in the Termination Following Change in Control column includes $543,510 attributable to time-based restricted stock and $652,212 attributable to the two-year performance-based restricted stock program for fiscal years 2009 and 2010 and the fiscal year 2010 one-year performance-based restricted stock program, and assumes that performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the fiscal year 2010 one-year performance-based restricted stock program and assume that performance goals will be achieved at 115% target rate.

(4) Represents present value of the benefit as of June 30, 2010 using the RP-2000 white collar mortality table (projected to 2017) and a 5.25% discount rate.

(5) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2010. The deferred compensation account is funded entirely by Mr. Langdon's bonus deferrals; thus, Mr. Langdon is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

Termination Agreement with Mr. Langdon

Mr. Langdon separated from the Company on June 30, 2010. The Company entered into a termination agreement with Mr. Langdon on June 25, 2010. The termination agreement provides for the following cash payments to Mr. Langdon (less required tax withholdings and other standard deductions):

- severance pay of $450,000 to be paid in twelve monthly installments;
- bonus payment for fiscal year 2010, the amount of which will be based on performance and paid at the time bonuses are normally paid for the fiscal year;
- outplacement assistance for twelve months;
- continued use of the car leased by the company for him until the end of the current lease; and
- amounts due for all accrued and unused vacation.

All stock options previously granted to Mr. Langdon will continue to vest through January 2, 2012, and any stock options that have not vested by January 2, 2012 will be cancelled. All such options will remain exercisable through March 3, 2012, subject to the original expiration dates of each of the outstanding stock options. In addition, the following provisions are applicable to Mr. Langdon's restricted stock, provided he does not violate certain non-competition, non-solicitation, non-disclosure or confidentiality obligations by which he is bound:

- Mr. Langdon was allowed to keep the shares of time-based restricted stock already awarded to him that had restrictions lapsing prior to January 2, 2012;
- Mr. Langdon was allowed to keep the shares of time-based restricted stock awarded to him on April 30, 2008 that had restrictions lapsing in April 2012, with the restrictions on such shares to be lifted on January 1, 2012; and
- Mr. Langdon will be awarded his recommended target award of shares of performance-based restricted stock at the time such awards are generally made for fiscal year 2010, and the restrictions on such shares will lapse six months after the grant date.

AUDIT COMMITTEE REPORT

The audit committee oversees the financial management of the company, the company's independent auditors and financial reporting procedures of the company on behalf of the board of directors. In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2010, which is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles in accordance with standards of the Public Company Accounting Oversight Board.

During the course of fiscal year 2010, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2010 related to its audit of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2011.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380) and SEC Rule 207. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP the firm's independence, including the matters in those written disclosures. The committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services, is compatible with Deloitte & Touche LLP's independence. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

In addition, the committee discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2010. In addition, the committee appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2011, subject to the ratification by the stockholders at the 2010 Annual Meeting of Stockholders.

Audit Committee
of the Board of Directors

Leon G. Cooperman, Chairman
Gregory D. Brenneman
Eric C. Fast
Linda R. Gooden
R. Glenn Hubbard

2010 Proxy Statement

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2010, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2010 and fiscal year 2009. The aggregate fees billed by Deloitte & Touche LLP in fiscal year 2010 and fiscal year 2009 for these various services were:

Type of Fees	FY 2010	FY 2009
	($ in thousands)	
Audit Fees	$ 6,597	$ 6,934
Audit-Related Fees	1,915	1,589
Tax Fees	2,254	2,133
All Other Fees	0	0
Total	$10,766	$10,656

In the above table, in accordance with SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards; "audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (*e.g.,* due diligence services, employee benefit plan audits and internal control reviews); "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2010 and fiscal year 2009 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

PROPOSAL 2

APPROVAL OF THE AMENDED AND RESTATED EMPLOYEES' SAVINGS-STOCK PURCHASE PLAN

Our stockholders are being asked to approve an amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan (as amended, the "Purchase Plan") to increase by 5,000,000 shares the number of shares of our common stock that can be acquired by employees thereunder, so that the total number of shares allocated to the Purchase Plan is 65,000,000. Our stockholders adopted the Purchase Plan at the 1968 Annual Meeting of Stockholders, and it has been amended and approved by our stockholders from time to time since then. On August 9, 2010, our board of directors unanimously approved the amendment to the Purchase Plan described above, subject to stockholder approval at the 2010 Annual Meeting of Stockholders.

The purpose of the Purchase Plan is to secure for the company and its stockholders, through the purchase of shares of common stock by eligible associates (those who have elected to purchase shares are referred to as "Participants"), the benefits of the additional incentive inherent in the ownership of our capital stock by our eligible associates, who are important to us, and to help us secure and retain the services of such eligible associates. We intend to use the additional shares authorized for future offerings under the Purchase Plan.

A copy of the Purchase Plan is attached hereto as Appendix A. The following summary of the material features of the Purchase Plan is qualified in its entirety by reference to the complete text of the Purchase Plan.

Summary of the Purchase Plan

Administration

The Purchase Plan is administered by the Administration Committee of the Purchase Plan (the "Administration Committee"), which is made up of members appointed by our board of directors and who are currently officers of the company. The Administration Committee serves at the discretion of our board of directors. The Administration Committee members do not receive any compensation from the assets of the Purchase Plan. The Administration Committee has full authority to make, administer and interpret such rules and regulations regarding administration of the Purchase Plan as it may deem advisable and such decisions are final and binding. Rules, regulations and other matters relating to the Purchase Plan may be prescribed by our board of directors.

Eligible Associates

Under the Purchase Plan, eligible associates of the company and its subsidiaries may be given the opportunity to purchase shares of our common stock through installment payments to be deducted from the eligible associate's salary. Eligible associates include all U.S.-based associates of the company and each of its "Designated Subsidiaries" whose customary employment is 20 or more hours per week. "Designated Subsidiaries" include all of our U.S. subsidiaries, except subsidiaries employing as a service for clients any worksite, leased or similar type employees under a professional employer, employee leasing or similar type of employment relationship, or any other subsidiaries that our board of directors or the Administration Committee have determined ineligible to participate in the Purchase Plan. In no event will an associate who owns 5% or more of the total combined voting power or value of all classes of our stock be eligible to participate in the Purchase Plan, and no Participant may purchase shares of our common stock that, following the purchase (and including all options held by such Participant), would cause him or her to own 5% or more of the total combined voting power or value of all classes of our common stock.

On August 31, 2010, there were approximately 5,895 eligible associates participating in the current offering under the Purchase Plan.

Offering Periods and Purchase Price

Offering periods under the Purchase Plan are six months long and run from January 2 to July 1 each year and from July 2 to the following January 1. The Administration Committee may determine a different starting date or duration for an offering period. Eligible associates who participate elect to purchase shares of our common stock at a purchase price equal to 95% of the closing price per share of our common stock on the final day of the applicable offering period, rounded up to the nearest cent. If our common stock is not traded on the final day of an offering period, the immediately preceding trading day will be used. Eligible associates participate by authorizing payroll deductions before the beginning of an offering period.

During any offering period, the maximum number of shares of our common stock a participant may purchase under the Purchase Plan is the amount equal to $12,500 divided by the fair market value of a share on the first day of the applicable offering period. In addition, participants may not acquire rights to purchase stock under all employee stock purchase plans of the company which accrue at a rate that exceeds $25,000 of the fair market value of such stock, determined at the time such option is granted, for each calendar year in which such option is outstanding and exercisable at any time.

Cancellation of Election to Purchase

A Participant may cancel his or her participation entirely or reduce (but not increase) his or her contributions to any offering. An election to purchase is deemed to be canceled in the event an associate dies, resigns or is dismissed, and no further amounts will be collected on behalf of such associate. In any of these cases, the Participant is entitled to receive a refund of funds collected on his or her behalf plus any interest credited in respect of such amount.

Retirement or Death

A Participant who retires prior to the end of an offering period will receive a full refund of the contributions made and interest credited to the Participant's account up to the date of retirement. If a Participant dies prior to the end of an offering period, the Participant's estate will receive a full refund of his or her contributions made and interest credited to the Participant's account up to the date of death.

Sale or Other Disposition of Eligible Subsidiary, Business Unit or Division

If a Participant is employed by a Designated Subsidiary, or business unit or division thereof, that is sold, transferred or otherwise disposed by the company, the Participant's contributions, plus any interest credited thereon as of the time of such sale, will be returned to the Participant, and the Participant's participation in the offering will be cancelled.

Adjustments to Shares

In the case of a stock dividend or a subdivision or combination of the shares of our common stock, the maximum number of shares of our common stock which may thereafter be issued and sold under the Purchase Plan and the number of shares of our common stock under election to purchase will be proportionately increased or decreased, and such other action will be taken as, in the opinion of the Administration Committee, will be appropriate under the circumstances. In case of reclassification or other change in the shares of our common stock, the Administration Committee will make appropriate adjustments.

Rights as Stockholder

A Participant will have no rights as a stockholder with respect to shares under election to purchase in any offering until the shares of our common stock have been issued to the Participant.

Rights Not Transferable

A Participant's rights under the Purchase Plan are exercisable only by the Participant and may not be sold, transferred, pledged, or assigned in any manner other than by will or the laws of descent and distribution.

Amendment or Termination

Our board of directors may at any time and for any reason terminate the Purchase Plan. Except as described above in the case of changes in shares of our common stock, no such termination of the Purchase Plan may affect elections previously made; however, in specified circumstances, the Purchase Plan or an offering may be terminated by our board of directors if it determines that the termination of the Purchase Plan and/or the offering is in the best interests of the company and the stockholders, or if continuation of the Purchase Plan and/or the offering would cause the company to incur adverse accounting charges as a result of a change in the accounting rules applicable to the Purchase Plan after the effective date of the Purchase Plan. Either our board of directors or the Administration Committee may amend the Purchase Plan, but the Administration Committee may amend the Purchase Plan only to the extent required to comply with applicable law. Except as described above in the case of changes in shares of our common stock, no amendment to the Purchase Plan will make any change in elections previously made that adversely affects the rights of any Participant.

Term. The Purchase Plan will continue until terminated by our board of directors.

Market Value of our Common Stock

The closing price of our common stock on the NASDAQ Global Select Market on September 17, 2010 was $41.33.

Federal Income Tax Consequences Relating to the Purchase Plan

The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code. The Purchase Plan is not qualified under Section 401(a) of the Internal Revenue Code.

If a Participant does not dispose of shares transferred to him or her under the Purchase Plan within two years after the right to purchase the shares is granted and within twelve months after his or her purchase of such shares, the Participant will not realize taxable income upon the purchase of the shares, and any gain or loss subsequently realized by him or her will be treated as a long-term capital gain or loss, as the case may be, except that upon a disposition of the shares purchased, or in the event of the Participant's death (whenever occurring) while owning such shares, the Participant will be taxed on an amount of ordinary income equal to the lesser of (i) the excess, if any, of the fair market value of the shares on the first day of the offering period over the purchase price or (ii) the excess, if any, of the fair market value of such shares at the time the shares were disposed of, or at the time of death, as the case may be, over the purchase price. The basis of such shares will be increased by an amount equal to the amount taxable as ordinary income, and any further gain or loss on such a disposition would be taxable as a long-term capital gain or loss. We will not be entitled to a deduction for federal income tax purposes with respect to the offer of such shares, the sale of such shares upon the completion of the offering period, or the subsequent disposition of shares purchased.

If the shares issued under the Purchase Plan are disposed of prior to the expiration of the required holding periods described above, the Participant will realize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the excess of the fair market value of such shares of our common stock at the time of purchase over the purchase price. Such amount will ordinarily be deductible by us for federal income tax purposes in the same year. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the fair market value of the shares on the date of purchase will be treated as a long-term or short-term capital gain. If the amount received upon disposition is less than such fair market value, the difference will be treated as long-term or short-term capital loss. A Participant (or the Participant's estate, as applicable) will realize ordinary income equal to any interest paid on the Participant's contribution to the Purchase Plan. Such amount will generally be deducted by us for federal income tax purposes in the same year.

The foregoing is a general summary of the material U.S. federal income tax consequences of the Purchase Plan and is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. The foregoing is not to be considered as tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel.

New Plan Benefits

Because participation in the Purchase Plan is entirely discretionary and benefits under the Purchase Plan depend on the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by associates if they participate in the Purchase Plan.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to approve the amendment to the Purchase Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE PURCHASE PLAN AMENDMENT.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting of Stockholders, the stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, an independent registered public accounting firm, as the independent certified public accountants to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2010. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

OTHER MATTERS

So far as the board of directors is aware, only the aforementioned matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting said proxy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2010, all filing requirements under Section 16(a) of the Exchange Act applicable to our non-employee directors and beneficial owners have been complied with. We also believe that during the fiscal year ended June 30, 2010, all such filing requirements applicable to our officers have been complied with, except that there was an inadvertent omission to timely file a Form 4 on behalf of Mr. Capone, an executive officer, which was subsequently remedied by filing a Form 4 in March 2010.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2011 Annual Meeting of Stockholders must be received by the company for inclusion in the 2011 Proxy Statement no later than May 27, 2011. Any stockholder proposal that is not submitted for inclusion in the 2011 Proxy Statement but is instead sought to be presented directly at the 2011 Annual Meeting of Stockholders must be received by the company by August 10, 2011.

ANNUAL REPORT

Our annual report on Form 10-K for the fiscal year ended June 30, 2010 (without exhibits or documents incorporated by reference), which is not a part of the proxy soliciting material, is being made available via Internet or delivered to our stockholders together with this proxy statement.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2010 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also choose electronic access by visiting the Investor Relations section of our website at www.adp.com, or following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access will receive an e-mail next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

IMPORTANT NOTICE REGARDING HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's annual meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Materials that was sent to you.

You can also contact Broadridge Financial Solutions at 1-800-542-1061 if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

For the Board of Directors

Michael A. Bonarti
Secretary

Roseland, New Jersey
September 24, 2010

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APPENDIX A

AUTOMATIC DATA PROCESSING, INC.

AMENDED AND RESTATED EMPLOYEES' SAVINGS–STOCK PURCHASE PLAN

The following is an amendment and restatement of the Employees' Savings-Stock Purchase Plan of Automatic Data Processing, Inc., originally adopted on May 2, 1968 and approved by stockholders on October 31, 1968, as amended and restated effective upon approval at the Company's 2010 Annual Meeting of Stockholders.

1. Purpose. The purpose of the Plan is to provide eligible employees of the Company and its Designated Subsidiaries with a convenient opportunity to purchase Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions.

(a) "**Administration Committee**" means a committee appointed by the Board. In the absence of a contrary designation by the Board, the Administration Committee shall be the Compensation Committee of the Board.

(b) "**Board**" means the Board of Directors of the Company.

(c) "**Code**" means the United States Internal Revenue Code of 1986, as amended.

(d) "**Common Stock**" means the Common Stock of the Company, par value $.10 per share.

(e) "**Company**" means Automatic Data Processing, Inc., a Delaware corporation.

(f) "**Compensation**" means the base salary (determined on such date as may be established by the Administration Committee) received by an Employee from the Company or a Designated Subsidiary; provided, however, that for sales Employees "Compensation" may be established using the Company's "sales benefits earnings calculation" in effect from time to time, or such other method as may be determined by the Administration Committee.

(g) "**Continuous Status as an Employee**" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave, military leave, or other bona fide leave of absence which is required by law to be considered uninterrupted service or which is otherwise approved by the Administration Committee if the period of such leave does not exceed 90 days, or if longer, so long as the individual's right to reemployment as an Employee is guaranteed either by contract or statute; or (ii) transfers between locations of the Company or between and among the Company and its Designated Subsidiaries. For purposes of clarification, the disposition of a Designated Subsidiary shall constitute a termination of the Continuous Status as an Employee of any Employee employed by such Designated Subsidiary.

(h) "**Contributions**" means all amounts credited to the account of a Participant pursuant to the Plan.

(i) "**Corporate Transaction**" means a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation, or any other transaction or series of related transactions in which the Company's stockholders immediately prior thereto own less than 50% of the voting stock of the Company (or its successor or parent) immediately thereafter.

(j) "**Designated Broker**" shall mean Smith Barney, or such other institution selected by the Administration Committee.

(k) "**Designated Subsidiaries**" means all Subsidiaries organized under the laws of any state of the United States of America, except with respect to any of such Subsidiaries which the Board or the Administration Committee has determined is not eligible to participate in the Plan; provided, however, that Subsidiaries employing as a service for clients any worksite, leased, or similar type employees under a professional employer, employee leasing, or similar type of employment relationship shall not be Designated Subsidiaries.

(l) "**Employee**" means any person who is an employee of the Company or one of its Designated Subsidiaries for tax purposes and who is customarily employed thereby for at least twenty hours per week.

(m) "**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

(n) "**Fair Market Value**" means, for any date, the closing sales price of a Share on the primary exchange on which the Common Stock is traded on such date or, in the event that the Common Stock is not traded on such date, then the immediately preceding trading date.

(o) "**Maximum Number of Shares**" means an amount of Shares equal to the quotient of (x) $12,500 divided by (y) the Fair Market Value of a Share on the first day of the applicable Offering Period.

(p) "**New Purchase Date**" shall have the meaning ascribed to it in Section 16(b).

(q) "**Offering Date**" means the first day of each Offering Period, as determined in accordance with Section 3.

(r) "**Offering Period**" means the period described in Section 3.

(s) "**Plan**" means this Automatic Data Processing, Inc. Amended and Restated Employees' Savings–Stock Purchase Plan.

(t) "**Participant**" means an eligible Employee who has elected to participate in the Plan in accordance with Section 5.

(u) "**Purchase Date**" means the last day of each Offering Period.

(v) "**Purchase Price**" means an amount equal to 95% of the Fair Market Value of a Share on the Purchase Date for an Offering Period.

(w) "**Reserves**" shall have the meaning ascribed to it in Section 16(a).

(x) "**Rule 16b-3**" means Rule 16b-3 adopted under Section 16 of the Exchange Act.

(y) "**Share**" means a share of Common Stock, as adjusted in accordance with Section 16.

(z) "**Subsidiary**" means a corporation which is a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

3. Offering Periods. The Plan shall be implemented by a series of consecutive Offering Periods commencing on July 2 and January 2 of each calendar year and ending on the following January 1 and July 1, respectively; provided, however, that the Administration Committee may determine that any Offering Period shall commence on a different date and/or be of a different duration.

4. Eligibility. Subject to the requirements of Section 5 and the limitations imposed by Section 423(b) of the Code (and unless different dates are established by the Administration Committee in respect of any Offering Period), a person shall be eligible to participate in an Offering Period if such person is (i) with respect to Offering Periods that commence on July 2, an Employee of the Company or a Designated Subsidiary from the immediately preceding May 25th (or, if such date is not a business day, the next following business day) through and including the Offering Date for such Offering Period and (ii) with respect to Offering Periods that commence on January 2, an Employee of the Company or a Designated Subsidiary from the immediately preceding November 25th (or, if such date is not a business day, the next following business day) through and including the Offering Date for such Offering Period.

5. Participation.

(a) An eligible Employee may become a Participant in respect of an Offering Period by electing to participate in the manner approved by the Administration Committee. An Employee that elects to participate in an Offering Period shall do so prior to the tenth day preceding the first day of the applicable Offering Period (or, if such date is not a business day, the next following business day), unless a different time for electing to participate is set by the Administration Committee.

(b) A Participant's election shall indicate either a fixed dollar amount or a non-fractional percentage of such Participant's Compensation, in either case, as may be determined by the Administration Committee, to be contributed during the applicable Offering Period; provided, however, that (i) a Participant's election shall be subject to the limitations of Section 7(b), and (ii) a Participant shall not be entitled to elect more than 5% of such Participant's Compensation.

6. Method of Payment of Contributions.

(a) Payroll deductions shall be made from a Participant's Compensation during an Offering Period in an aggregate amount equal to the Participant's contribution election for such Offering Period. All payroll deductions made by a Participant shall be credited to his or her account under the Plan. Participant may not make a prepayment or any additional payments into such account. Payroll deductions in respect of any Offering Period shall commence on the first full payroll following the first day of the associated Offering Period and shall end on the last payroll paid on or prior to the Purchase Date of such Offering Period, unless sooner terminated by the Participant as provided in Section 10.

(b) A Participant may elect at any time during an Offering Period (but with prospective effect only) to reduce (but not increase) the payroll deduction percentage he or she has elected in respect of such Offering Period in accordance with such procedures as may be established by the Administration Committee.

(c) Participants on an authorized leave of absence during an Offering Period may continue to participate in such Offering Period; provided, however, that a Participant on an authorized leave of absence will have contributions suspended during such leave of absence and, absent any other instruction from such Participant, such contributions will resume upon the next payroll following such Participant's return from such leave of absence.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 7(b) herein, a Participant's payroll deductions may be decreased by the Company to zero during any Offering Period.

7. Grant of Option.

(a) On each Offering Date, each Participant shall be deemed to have been granted an option to purchase as many Shares (rounded down to the nearest whole Share) as may be purchased with his or her Contributions during the related Offering Period at the Purchase Price; provided, however, that such option shall be subject to the limitations set forth in Section 7(b) below, Section 11, and may be reduced pursuant to Section 6, in each case, if applicable.

(b) Notwithstanding any contrary provisions of the Plan, each option to purchase Shares under the Plan shall be limited as necessary to prevent any Employee from (i) immediately after the grant, owning capital stock of the Company and holding outstanding options to purchase capital stock of the Company possessing, in the aggregate, more than five percent of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, including for this purpose any stock attributed to such Employee pursuant to Section 424(d) of the Code, (ii) acquiring rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Code or any other similar arrangements maintained by the Company or any of its Subsidiaries) of the Company and its Subsidiaries which accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding and exercisable at any time or (iii) purchasing, in respect of any Offering Period, more than the Maximum Number of Shares.

8. Exercise of Option; Interest.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of Shares will be exercised automatically on each Purchase Date, and the number of full Shares subject to the option will be purchased at the applicable Purchase Price with the accumulated Contributions in his or her account. No fractional Shares shall be issued. Interest on Contributions (as calculated in accordance with Section 8(c)) and any amounts accumulated in a Participant's account that are not used to purchase Shares (including any amount that is not sufficient to purchase a full Share) shall be refunded to the Participant in cash. Notwithstanding Section 9 below, the Shares purchased upon exercise of an option hereunder shall be deemed to be transferred to the Participant as of the Purchase Date. During his or her lifetime, a Participant's option to purchase Shares hereunder is exercisable only by him or her.

(b) At the time an option granted under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued to a Participant under the Plan is disposed of, the Participant must make adequate provisions for any applicable federal, state or other tax withholding obligations, if any, which arise upon the Purchase Date or the disposition of the Common Stock. At any time, the Company or a Designated Subsidiary may, but will not be obligated to, withhold from the Participant's compensation the amount necessary to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or disposition of Common Stock by the Participant earlier than as described in Section 423(a)(1) of the Code.

(c) Each Participant's account shall be credited daily with interest at an annual rate determined by the Administration Committee and such interest shall be compounded daily.

9. Delivery. As promptly as practicable after each Purchase Date, the number of Shares purchased by each Participant upon exercise of his or her option shall be deposited into an account established in the Participant's name with the Designated Broker. The Administration Committee may determine that, for eighteen months following each Purchase Date, no Share purchased on such Purchase Date may be transferred out of such Participant's account with the Designated Broker other than in connection with the "disposition," as such term is used in Section 423(a)(1) of the Code, of such Share.

10. Voluntary Withdrawal; Termination of Employment.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her account under the Plan at any time prior to each Purchase Date by giving written notice to the Company in the manner directed by the Company. All of the Participant's Contributions, plus any interest, credited to his or her account with respect to an Offering Period will be paid to him or her as soon as administratively practicable after receipt of his or her notice of withdrawal, his or her option for the current Offering Period will be automatically terminated, and no further Contributions for the purchase of Shares may be made by the Participant with respect to such Offering Period. A Participant's withdrawal from the Plan during an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding Offering Period or in any similar plan that may hereafter be adopted by the Company.

(b) Upon termination of the Participant's Continuous Status as an Employee prior to a Purchase Date for any reason, including retirement or death, the Contributions, plus any interest, credited to his or her account will be returned to him or her and his or her option will be automatically terminated; provided, however, that in the event of the death of a Participant, the Company shall deliver the Contributions, plus any interest, to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such amounts to the spouse or to any one or more dependents or relatives of the Participant.

11. Shares.

(a) Subject to adjustment as provided in Section 16, the maximum number of Shares which shall be made available for sale under the Plan shall be 65,000,000. If the Administration Committee determines at any time that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed the number of Shares that are available for sale under the Plan on such Purchase Date, the Board or the Administration Committee may in its discretion provide (x) that the Company shall make a pro rata allocation of the Shares available for purchase on such Purchase Date, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and continue all Offering Periods then in effect, or (y) that the Company shall make a pro rata allocation of the Shares available for purchase on such Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and terminate any or all Offering Periods then in effect pursuant to Section 17 below.

(b) The Participant shall have no interest or voting right in Shares covered by his or her option until such option has been exercised.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

12. Administration.

(a) Subject to the express provisions of the Plan, the Administration Committee shall supervise and administer the Plan and shall have full power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the Plan and not inconsistent with the Plan, to construe and interpret the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The authority of the Administration Committee includes, without limitation, the authority to (i) determine procedures for setting or changing payroll deduction percentages, and obtaining necessary tax withholdings, and (ii) adopt amendments to the Plan in accordance with Section 17. The determinations of the Administration Committee shall be final, binding, and conclusive.

(b) The Board and the Administration Committee may delegate any or all of their authority and obligations under this Plan to such committee or committees (including without limitation, a committee of the Board) or officer(s) of the Company as they may designate. Notwithstanding any such delegation of authority, the Board may itself take any action under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Administration Committee shall be construed to apply equally to the Board. Any references to the Board mean only the Board.

13. Transferability. Neither amounts accumulated in a Participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 10) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

14. Use of Funds. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions.

15. Reports. Statements of account will be made available to Participants by the Company or the Designated Broker in the form and manner designated by the Administration Committee.

16. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Adjustment. Subject to any required action by the stockholders of the Company, (i) the number of Shares covered by each option under the Plan that has not yet been exercised, (ii) the number of Shares that have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the "**Reserves**"), and (iii) the number of Shares set forth in Section 11 above, shall, if applicable, be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, subdivision, combination or reclassification of the Common Stock (including any such change in the number of shares of Common Stock effected in connection with a change in domicile of the Company), or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company, or any increase or decrease in the value of a Share resulting from a spin-off or split-up; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administration Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b) Corporate Transactions. In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the "**New Purchase Date**"), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the Corporate Transaction and the Board shall notify each Participant in writing, at least ten days prior to the New Purchase Date, that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 10. For purposes of this Section 16, an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of Shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of shares of Common Stock covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 16); provided, however, that if the consideration received in the transaction is not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent equal in Fair Market Value to the per Share consideration received by holders of Common Stock in the transaction.

(c) Sales of Designated Subsidiaries and Business Units. In the event the Company consummates the sale or transfer of a Designated Subsidiary, business unit or division to an unaffiliated person or entity, or the spin-off of a Designated Subsidiary, business unit or division to shareholders during an Offering Period, the Contributions, plus any interest thereon (if any), credited to the account of each Participant employed by such Designated Subsidiary, business unit or division, as applicable, as of the time of such sale, transfer or spin-off with respect the offering to which such Offering Period relates, will be returned to the Participant and the Participant's option will be automatically terminated.

(d) Other Adjustments. The Administration Committee may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per Share covered by each outstanding option, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, and in the event of the Company's being consolidated with or merged into any other corporation.

17. Amendment or Termination.

(a) The Board may at any time and for any reason terminate the Plan. Except as provided in Section 16, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board's setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting principles applicable to the Plan. Either the Board or the Administration Committee may amend the Plan, provided, however, that the Administration Committee may amend the Plan only to the extent required to comply with applicable law. Except as provided in Section 16 and in this Section 17, no amendment to the Plan shall make any change in any option previously granted that adversely affects the rights of any Participant. In addition, to the extent necessary to comply with Rule 16b-3 or Section 423 of the Code (or any successor rule or provision or any applicable law or regulation), the Company shall obtain stockholder approval in such a manner and to such a degree as so required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Board or the Administration Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Board or the Administration Committee determines in its sole discretion advisable that are consistent with the Plan.

18. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

19. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable state securities laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

20. Term of Plan; Effective Date. The Plan was originally adopted by the Board on May 2, 1968, and approved by the Company's stockholders on October 31, 1968, and has been amended and approved by stockholders from time to time since then. The Plan, as amended and restated herein, shall be effective upon approval by the Company's stockholders at the 2010 Annual Meeting of Stockholders, and shall continue in force and effect until terminated under Section 17.

21. Additional Restrictions of Rule 16b-3. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5397

AUTOMATIC DATA PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One ADP Boulevard, Roseland, New Jersey	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **973-974-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value (voting)	**NASDAQ Global Select Market** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x]   Accelerated filer [ ]   Non-accelerated filer [ ]   Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [x] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $21,535,777,370. On August 20, 2010 there were 492,022,525 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2010 Annual Meeting of Stockholders.	Part III

Table of Contents

Part I

Item 1. Business

Automatic Data Processing, Inc., incorporated in Delaware in 1961 (together with its subsidiaries, "ADP" or the "Company"), is one of the world's largest providers of business outsourcing solutions. Leveraging 60 years of experience, ADP® offers a wide range of human resource (HR), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, truck, motorcycle, marine, recreational vehicle and heavy machinery dealers throughout the world. For financial information by segment and by geographic area, see Note 18 of the "Notes to Consolidated Financial Statements" contained in this Annual Report on Form 10-K. *The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are made available, free of charge, on its website at www.adp.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.* The following summary describes ADP's activities.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. As of June 30, 2010, Employer Services assisted approximately 520,000 employers with approximately 614,000 payrolls. Employer Services markets these solutions and services through its direct marketing salesforce and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. In fiscal 2010, 80% of Employer Services' revenues were from the United States, 13% were from Europe, 5% were from Canada and 2% were from South America (primarily Brazil), Australia and Asia.

United States

Employer Services' approach to the market is to match clients' needs to the solutions and services that will best meet their expectations. To facilitate this approach, in the United States, Employer Services is comprised of the following market-facing groups: Small Business Services (SBS) (serving primarily organizations with fewer than 50 employees); Major Account Services (serving primarily organizations with between 50 and 999 employees); and National Account Services (serving primarily organizations with 1,000 or more employees). In addition, Employer Services' Added Value Services division provides services to clients across all three of these groups.

ADP provides payroll services that include the preparation of client employee paychecks, electronic direct deposits and stored value payroll cards, along with employee pay statements, supporting journals, summaries and management reports. ADP also supplies the quarterly and annual social security, medicare and federal, state and local income tax withholding reports required to be filed by employers. ADP enables its largest clients to interface their major enterprise resource planning (ERP) applications with ADP's outsourced payroll services. For those companies that choose to process payroll in-house, ADP delivers stand-alone services such as payroll tax filing, check printing and distribution, year-end tax statements (*i.e.*, Form W-2), wage garnishment services, health and welfare administration and flexible spending account (FSA) administration.

In order to address the growing business process outsourcing (BPO) market for clients seeking human resource information systems and benefit outsourcing solutions, ADP offers its integrated comprehensive outsourcing services (COS) solution that allows larger clients to outsource to ADP HR, payroll, payroll administration, employee service center, benefits administration, and time and labor management functions. For mid-sized clients, ADP Workforce Now™ Comprehensive Services provides integrated tools and technology to support payroll, a full-featured benefits administration solution, HR guidance and HR administration needs from recruitment to retirement. ADP also offers ADP Resource®, an integrated, flexible HR and payroll service offering for smaller clients that provides a menu of optional services, such as 401(k), FSA and a comprehensive Pay-by-Pay® workers' compensation payment program.

ADP's Added Value Services division includes the following businesses: Tax and Financial Services, Insurance Services and Tax Credit Services. These businesses primarily support SBS, Major Account Services and/or National Account Services, and their services are sold through those businesses, as well as by dedicated sales teams and via marketing arrangements with alliance partners.

- Tax and Financial Services processes and collects federal, state and local payroll taxes on behalf of, and from, ADP clients and remits these taxes to the appropriate taxing authorities. This business provides an electronic interface between ADP clients and over 7,600 federal, state and local tax agencies in the United States, from the Internal Revenue Service to local governments. In fiscal 2010, Tax and Financial Services in the United States processed and delivered approximately 47 million employee year-end tax statements and over 38 million employer payroll tax returns and deposits, and moved $1.1 trillion in client funds to taxing authorities and its clients' employees via electronic transfer, direct deposit and ADPCheck™. Tax and Financial Services is also responsible for the efficient movement of information and funds from clients to third parties through service offerings such as new hire reporting, TotalPay® payroll check (ADPCheck™), full service direct deposit (FSDD), stored value payroll card (TotalPay® Card), wage verification services, unemployment claims processing, wage garnishment processing, sales and use tax services and its new ADP Procure-to-Pay SolutionsSM, which automates the P2P supply chain and streamlines order, receipt, invoice and payment processes.

- Insurance Services provides a comprehensive Pay-by-Pay workers' compensation payment program and, through Automatic Data Processing Insurance Agency, Inc., offers workers compensation and group health insurance to small and mid-sized clients.

- Tax Credit Services provides job tax credit services that assist employers in the identification of, and filing for, federal, state and local tax credits and other incentives based on geography, demographics and other criteria, and includes negotiation of incentive packages with applicable governmental agencies.

Employer Services also provides the following solutions and services:

- Retirement Services provides recordkeeping and/or related administrative services with respect to various types of retirement (primarily 401(k) and SIMPLE IRA) plans, deferred compensation plans and "premium only" cafeteria plans.

- Pre-Employment Services includes Screening and Selection Services and Applicant Management Services. Screening and Selection Services provides background checks, reference verifications and an HR help desk. Applicant Management Services provides employers with a web-based solution to manage their talent throughout their lifecycle.

- ADP's Benefit Services provides benefits administration across all market segments, including management of open enrollment and ongoing enrollment of benefits, and leave of absence, COBRA and FSA administration.

- ADP's Time and Labor Management Services provides solutions for employers to capture, calculate and report employee time and attendance.

- ADP's Talent Management solutions include Performance Management, Compensation Management and Learning Management.

In fiscal 2010, ADP made several acquisitions to help expand its client base and reach into adjacent markets, including: DO2 Technologies Inc., a leading provider of electronic-invoicing solutions; OneClick HR plc, a UK provider of human resources solutions offering HR software, training services and outsourced HR solutions; and HRinterax, Inc., an HR content and support services company focused on the small business market. In August 2010, ADP acquired Workscape, Inc., a leading provider of integrated benefits and compensation solutions and services.

International

Employer Services has a growing presence outside of the United States, where it offers solutions on the basis of both geographic and specific client business needs. ADP offers in-country "best of breed" payroll and human resource outsourcing solutions to both small and large clients in over a dozen foreign countries. In each of Canada and Europe, ADP is the leading provider of payroll processing (including full departmental outsourcing) and human resource administration services. Within Europe, Employer Services has business operations supporting its in-country solutions in eight countries: France, Germany, Italy, the Netherlands, Poland, Spain, Switzerland and the United Kingdom. It also offers services in Ireland (from the United Kingdom) and in Portugal (from Spain). In South America (primarily Brazil), Australia and Asia (primarily China), ADP provides traditional service bureau payroll and also offers full departmental outsourcing of payroll services. ADP also offers wage and tax collection and remittance services in Canada, the United Kingdom and the Netherlands.

In fiscal 2010, ADP continued to expand its GlobalView® offering, making it available in 41 countries. GlobalView is built on the SAP® ERP Human Capital Management and the SAP NetWeaver® platform and offers multinational and global companies an end-to-end outsourcing solution enabling standardized payroll processing and human resource administration. As of the end of fiscal 2010, 96 clients had contracted for GlobalView services, with approximately 714,000 employees being processed. Upon completing the implementation for all these clients, ADP expects to be providing GlobalView services to nearly 1.3 million employees in 41 countries. Further, through its ADP Streamline® offering, ADP also provides a single point of contact for payroll processing and human resource administration services for multinational companies with small and mid-sized operations in 63 countries. At the end of fiscal 2010, ADP Streamline was used by 330 multinational companies with approximately 52,000 employees being processed.

Professional Employer Organization Services

In the United States, ADP's TotalSource®, the Company's professional employer organization (PEO) business, provides approximately 5,600 clients with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. ADP's TotalSource is the largest PEO in the United States based on the number of paid worksite employees. ADP's TotalSource has 47 offices located in 22 states and serves approximately 211,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, truck, motorcycle, marine, recreational vehicle (RV) and heavy machinery retailers in North America, Europe, Africa and the Asia Pacific region. Approximately 25,000 automotive, truck, motorcycle, marine, RV and heavy machinery retailers in over 90 countries use ADP's DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services.

Clients use ADP's DMS solutions to manage core business activities such as accounting, inventory management, factory communications, appointment scheduling, vehicle financing and insurance, sales and service. In addition to its DMS solutions, Dealer Services offers its clients a full suite of additional integrated applications to address each department and functional area of the dealership, including Customer Relationship Management (CRM) applications, front-end sales and marketing/advertising solutions, and an IP Telephony phone system fully-integrated into the DMS to help dealerships drive sales processes and business development initiatives. Dealer Services also provides its dealership clients computer hardware, hardware maintenance services, software support, system design and network consulting services.

Dealer Services also designs, establishes and maintains communications networks for its dealership clients that allow interactive communications among multiple site locations as well as links between franchised dealers and their vehicle manufacturer franchisors. These networks are used for activities such as new vehicle ordering and status inquiry, warranty submission and validation, parts and vehicle locating, dealership customer credit application submission and decision-making, vehicle repair estimation and acquisition of vehicle registration and lien holder information.

All of Dealer Services' solutions are supported by comprehensive training offerings and business process consulting services. ADP's DMS and other software solutions are available as "on-site" applications installed at the dealership or as application service provider (ASP) managed services solutions (in which clients outsource their information technology management activities to Dealer Services).

In August 2010, ADP acquired Cobalt, a leading provider of digital marketing solutions for the automotive industry, for approximately $400 million.

Markets and Marketing Methods

Employer Services offers services in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia. PEO Services are offered exclusively in the United States. Dealer Services has offerings in North America, Europe, Africa and the Asia Pacific region. In select emerging markets, Dealer Services uses distributors to sell, implement and support ADP's solutions.

None of ADP's major business groups has a single homogenous client base or market. Employer Services and PEO Services have clients from a large variety of industries and markets. Within this client base are concentrations of clients in specific industries. Dealer Services primarily serves automobile dealers, which in turn may be dependent on a relatively small number of automobile manufacturers, but also serves truck, powersports (*i.e.*, motorcycle, marine and recreational) and heavy machinery dealers, auto repair shops, used car lots, state departments of motor vehicles and manufacturers of automobiles and trucks. Employer Services also sells to automobile dealers. While concentrations of clients exist, no one client or industry group is material to ADP's overall revenues.

Historically ADP's businesses have not been overly sensitive to price changes, although in the current economic conditions we have observed, among some clients and groups of clients, an impact on sensitivity to pricing and demand for ADP's services. Employer Services' revenues were flat in fiscal 2010. In the United States, revenues from our traditional payroll and payroll tax filing business declined 4% for the full year and beyond payroll revenues grew 6% for the full year. Dealer Services' revenues decreased 3% in fiscal 2010 due to dealership consolidations and closings, lower transactional revenue and dealerships reducing services in order to cut their discretionary expenses. PEO Services' revenues grew 11% in fiscal 2010 due to a 5% increase in the average number of worksite employees, as well as an increase in benefits costs and state uninsurance rates.

ADP enjoys a leadership position in each of its major service offerings and does not believe any major service or business unit in ADP is subject to unique market risk.

Competition

The industries in which ADP operates are highly competitive. ADP knows of no reliable statistics by which it can determine the number of its competitors, but it believes that it is one of the largest providers of business outsourcing solutions in the world. Employer Services and PEO Services compete with other independent business outsourcing companies, companies providing enterprise resource planning services, software companies and financial institutions. Captive in-house functions, whereby a company installs and operates its own business processing systems, are another competitive factor in the industries in which Employer Services and PEO Services operate. Dealer Services' competitors include full service DMS providers such as The Reynolds & Reynolds Company, Dealer Services' largest DMS competitor in the United States and Canada, and companies providing applications and services that compete with Dealer Services' non-DMS applications and services.

Competition in ADP's industries is primarily based on service responsiveness, product quality and price. ADP believes that it is very competitive in each of these areas and that there are no material negative factors impacting ADP's competitive position.

Clients and Client Contracts

ADP provides its services to about 550,000 clients. In fiscal 2010, no single client or group of affiliated clients accounted for revenues in excess of 2% of annual consolidated revenues.

Our business is typically characterized by long-term client relationships that result in recurring revenue. ADP is continuously in the process of performing implementation services for new clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (as little as 24 hours) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or Dealer Services client with multiple deliverables, and in some cases may exceed two years for a large GlobalView client or other large, complicated implementation. Although we monitor sales that have not yet been billed or installed, we do not view this metric as material in light of the recurring nature of our business. This is not a reported number, but it is used by management as a planning tool relating to resources needed to install services, and a means of assessing our performance against the installation timing expectations of our clients.

ADP's average client retention is estimated at just under 10 years in Employer Services, approximately 5 years in PEO Services and 10 or more years in Dealer Services, and has not varied significantly from period to period.

ADP's services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to ADP.

Systems Development and Programming

During the fiscal years ended June 30, 2010, 2009 and 2008, ADP invested $614 million, $588 million and $611 million, respectively, from continuing operations, in systems development and programming, migration to new computing technologies and the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.

Product Development

ADP continually upgrades, enhances and expands its existing solutions and services. Generally, no new solution or service has a significant effect on ADP's revenues or negatively impacts its existing solutions and services, and ADP's solutions and services have significant remaining life cycles.

Licenses

ADP is the licensee under a number of agreements for computer programs and databases. ADP's business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks and franchises are not material to ADP's business as a whole.

Number of Employees

ADP employed approximately 47,000 persons as of June 30, 2010.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. Risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. Unless otherwise indicated or the context otherwise requires, reference in this section to "we," "ours," "us" or similar terms means ADP, together with its subsidiaries. The level of importance of each of the following risks may vary from time to time, and any of these risks may have a material effect on our business.

Changes in laws and regulations may decrease our revenues and earnings

Portions of ADP's business are subject to governmental regulations. Changes in governmental regulations may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing client funds before such funds are remitted to the applicable taxing authorities or client employees. In addition, changes in taxation requirements in the United States or in other countries could adversely affect our effective tax rate and our net income.

Security and privacy breaches may hurt our business

We store electronically personal information about our clients and employees of our clients. In addition, our retirement services systems maintain investor account information for retirement plans. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation, and the growth of our business could be adversely affected.

Our systems may be subject to disruptions that could adversely affect our business and reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting and other data processing systems. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or damage to our reputation. We have disaster recovery plans in place to protect our businesses against natural disasters, security breaches, military or terrorist actions, power or communication failures or similar events. Despite our preparations, our disaster recovery plans may not be successful in preventing the loss of client data, service interruptions, disruptions to our operations, or damage to our important facilities.

If we fail to adapt our technology to meet client needs and preferences, the demand for our services may diminish

Our businesses operate in industries that are subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance and expand our existing solutions and services. If we fail to respond successfully to technology challenges, the demand for our services may diminish.

Political and economic factors may adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us. In addition, the availability of financing, even to borrowers with the highest credit ratings, may limit our access to short-term debt markets to meet liquidity needs required by our Employer Services business.

We invest our client funds in liquid, investment-grade marketable securities, money market securities and other cash equivalents. Nevertheless, our client fund assets are subject to general market, interest rate, credit and liquidity risks, which individually or in unison may be exacerbated during periods of unusual financial market volatility.

We are dependent upon various large banks to execute Automated Clearing House and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a systemic shut-down of the banking industry would impede our ability to process funds on behalf of our payroll and tax services clients and could have an adverse impact on our financial results and liquidity.

We derive a significant portion of our revenues and operating income from affiliates operating in non-U.S. dollar currency environments and, as a result, we are exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have consistently given us their highest long-term debt and commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing required by our Employer Services business, and ultimately reduce our client interest revenue.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our clients with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our clients. Competition for skilled employees in the outsourcing and other markets in which we operate is intense and if we are unable to attract and retain highly skilled and motivated personnel, results from our operations may suffer.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

ADP owns 41 of its processing/print centers, other operational offices, sales offices and its corporate headquarters complex in Roseland, New Jersey, which aggregate approximately 3,913,066 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices and sales offices. All of these leases, which aggregate approximately 5,657,832 square feet in North America, Europe, South America (primarily Brazil), Asia, Australia and South Africa, expire at various times up to the year 2036. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it and the Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition, results of operations or cash flows.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Registrant's Common Equity

The principal market for the Company's common stock (symbol: ADP) is the NASDAQ Global Select Market. The following table sets forth the reported high and low sales prices of the Company's common stock reported on the NASDAQ Global Select Market and the cash dividends per share of common stock declared, during the past two fiscal years. As of June 30, 2010, there were 43,305 holders of record of the Company's common stock. As of such date, 365,199 additional holders held their common stock in "street name."

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2010 quarter ended:			
June 30	$45.74	$39.27*	$0.340
March 31	$45.22	$39.72	$0.340
December 31	$44.50	$38.51	$0.340
September 30	$40.44	$33.26	$0.330
Fiscal 2009 quarter ended:			
June 30	$39.08	$34.08	$0.330
March 31	$40.99	$32.03	$0.330
December 31	$42.93	$30.83	$0.330
September 30	$45.97	$40.26	$0.290

* Excludes trading on May 6, 2010, during which a low sales price of $26.46 was reported.

2010 Annual Report

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (2)	(d) Maximum Number of Shares that may yet be Purchased under the Common Stock Repurchase Plan (2)
April 1, 2010 to April 30, 2010	500,190	$44.00	500,000	39,981,759
May 1, 2010 to May 31, 2010	7,681,344	$41.70	7,681,344	32,300,415
June 1, 2010 to June 30, 2010	3,516,364	$41.20	3,516,364	28,784,051
Total	11,697,898		11,697,708	

(1) Pursuant to the terms of the Company's restricted stock program, the Company purchased 190 shares during April 2010 at the then market value of the shares in connection with the exercise by employees of their option under such program to satisfy certain tax withholding requirements through the delivery of shares to the Company instead of cash.

(2) The Company received the Board of Directors' approval to repurchase shares of the Company's common stock as follows:

Date of Approval	Shares
March 2001	50 million
November 2002	35 million
November 2005	50 million
August 2006	50 million
August 2008	50 million

There is no expiration date for the common stock repurchase plan.

Performance Graph

The following graph compares the cumulative return on the Company's common stock[(a)] for the most recent five years with the cumulative return on the S&P 500 Index and a Peer Group Index[(b)], assuming an initial investment of $100 on June 30, 2005, with all dividends reinvested.



$140
$120
$100
$80
$60
$40
$20
$0
Cumulative Return
June-05
June-06
June-07
June-08
June-09
June-10
Year
AUTOMATIC DATA PROCESSING, INC.
S&P 500
PEER GROUP

(a) On March 30, 2007, the Company completed the spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. The cumulative returns of the Company's common stock have been adjusted to reflect the spin-off.

(b) The Peer Group Index is comprised of the following companies:

Administaff, Inc.
Computer Sciences Corporation
Global Payments Inc.
Hewitt Associates, Inc.
Intuit Inc.
Paychex, Inc.
The Ultimate Software Group, Inc.
Total System Services, Inc.
The Western Union Company

Item 6. Selected Financial Data

The following selected financial data is derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk included in this Annual Report on Form 10-K.

(Dollars and shares in millions, except per share amounts) Years ended June 30,	2010	2009	2008	2007	2006
Total revenues	$ 8,927.7	$ 8,838.4	$ 8,733.7	$ 7,769.8	$ 6,821.3
Total costs of revenues	$ 5,029.7	$ 4,822.7	$ 4,657.2	$ 4,067.6	$ 3,594.1
Gross profit	$ 3,898.0	$ 4,015.7	$ 4,076.5	$ 3,702.2	$ 3,227.2
Earnings from continuing operations before income taxes	$ 1,863.2	$ 1,900.1	$ 1,803.4	$ 1,622.7	$ 1,361.6
Net earnings from continuing operations	$ 1,207.3	$ 1,325.1	$ 1,155.7	$ 1,020.7	$ 842.2
Basic earnings per share from continuing operations	$ 2.41	$ 2.63	$ 2.22	$ 1.86	$ 1.47
Diluted earnings per share from continuing operations	$ 2.40	$ 2.62	$ 2.19	$ 1.83	$ 1.45
Basic weighted average shares outstanding	500.5	503.2	521.5	549.7	574.8
Diluted weighted average shares outstanding	503.7	505.8	527.2	557.9	580.3
Cash dividends declared per share	$ 1.3500	$ 1.2800	$ 1.1000	$ 0.8750	$ 0.7100
Return on equity from continuing operations (Note 1)	22.4%	25.5%	22.6%	18.3%	14.3%
At year end:					
Cash, cash equivalents and marketable securities	$ 1,775.5	$ 2,388.5	$ 1,660.3	$ 1,884.6	$ 2,461.3
Total assets	$26,862.2	$25,351.7	$23,734.4	$26,648.9	$27,490.1
Obligation under commercial paper borrowing	$ --	$ 730.0	$ --	$ --	$ --
Long-term debt	$ 39.8	$ 42.7	$ 52.1	$ 43.5	$ 74.3
Stockholders' equity	$ 5,478.9	$ 5,322.6	$ 5,087.2	$ 5,147.9	$ 6,011.6

Note 1. Return on equity from continuing operations has been calculated as net earnings from continuing operations divided by average total stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed above under "Item 1A. Risk Factors," should be considered in evaluating any forward-looking statements contained herein.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

ADP is one of the world's largest providers of business outsourcing solutions. Leveraging over 60 years of experience, ADP offers a wide range of human resource ("HR"), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, truck, motorcycle, marine, recreational vehicle ("RV") and heavy machinery dealers in North America, Europe, South Africa and the Asia Pacific region. The Company's reportable segments are: Employer Services, PEO Services and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. As of June 30, 2010, Employer Services assisted approximately 520,000 employers with approximately 614,000 payrolls. From time to time, we reevaluate our employer count based upon updated information that helps us associate individual employer accounts with one another. As such, on a comparable basis, as of June 30, 2009, Employer Services assisted approximately 520,000 employers with approximately 619,000 payrolls. Employer Services categorizes its services as payroll and payroll tax, and "beyond payroll." The payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents services such as time and labor management, benefits administration, retirement recordkeeping and administration, and HR administration services. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services, and to employees of payroll services clients.

PEO Services

PEO Services provides approximately 5,600 small and medium sized businesses with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, truck, motorcycle, marine, RV and heavy machinery retailers in North America, Europe, South Africa and the Asia Pacific region. Approximately 25,000 automotive, truck, motorcycle, marine, RV and heavy machinery retailers in over 90 countries use our DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services. From time to time, we reevaluate our client count based upon updated information that helps us associate individual client accounts with one another. As such, on a comparable basis, as of June 30, 2009, Dealer Services provided DMS products to 26,000 retailers in over 90 countries.

EXECUTIVE OVERVIEW

During the fiscal year ended June 30, 2010 ("fiscal 2010"), we maintained focus on the execution of our five-point strategic growth program, which consists of:

- Strengthening the core business;
- Growing our differentiated HR Business Process Outsourcing ("BPO") offerings;
- Focusing on international expansion;
- Entering adjacent markets that leverage the core; and
- Expanding pretax margins.

ADP's fiscal 2010 was a challenging year and our results continued to be impacted by the economic downturn, including high unemployment levels, record-low interest rates and volatile financial markets. However, as we look back over fiscal 2010, we were pleased that ADP's financial results were better than we initially anticipated. The economy showed signs of stabilization early on in the fiscal year. Demand for ADP's solutions increased and key business metrics, including Employer Services' sales, retention and pays per control, began to improve during the second half of the year.

Consolidated revenues grew 1%, to $8,927.7 million in fiscal 2010, from $8,838.4 million in fiscal 2009, aided by fluctuations in foreign currency rates, which increased revenues $68.2 million. In fiscal 2010, pretax earnings from continuing operations declined 2%, to $1,863.2 million, net earnings from continuing operations declined 9%, to $1,207.3 million, and diluted earnings per share from continuing operations decreased 8%, to $2.40, from $2.62 in fiscal 2009. Fiscal 2010 and fiscal 2009 included favorable tax items that reduced the provision for income taxes by $12.2 million and $120.0 million, respectively. Excluding the favorable tax items from both years, net earnings from continuing operations declined 1% and diluted earnings per share from continuing operations declined slightly from $2.38 to $2.37.

Employer Services' revenues were flat in fiscal 2010. In the United States, revenues from our traditional payroll and payroll tax filing business declined 4% for the full year and beyond payroll revenues grew 6% for the full year. "Pays per control," which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 130,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 3.4% in fiscal 2010, but were slightly positive in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009. Worldwide client retention increased 0.4 percentage points as compared to the prior year. PEO Services' revenues grew 11% in fiscal 2010 due to a 5% increase in the average number of worksite employees, as well as an increase in benefits costs and state unemployment insurance rates. Employer Services' and PEO Services' worldwide new business sales, which represent annualized recurring revenues anticipated from sales orders to new and existing clients, increased 4%, to just over $1 billion in fiscal 2010. Dealer Services' revenues decreased 3% in fiscal 2010 due to continued dealership consolidations and closings, lower transactional revenue and dealerships reducing services in order to cut their discretionary expenses. Consolidated interest on funds held for clients declined 11%, or $67.0 million, to $542.8 million. The decrease in the consolidated interest on funds held for clients resulted from the decrease in the average interest rate earned to 3.6% in fiscal 2010 as compared to 4.0% in fiscal 2009. Average client funds balances increased slightly as a result of wage growth and an increase in state unemployment insurance withholdings offset by the decline in pays per control.

We have a strong business model, which has approximately 90% recurring revenues, excellent margins from the ability to generate consistent, healthy cash flows, strong client retention and low capital expenditure requirements. Additionally, ADP has continued to return excess cash to our shareholders. In the last five fiscal years, we have reduced the Company's common stock outstanding by approximately 15% through share buybacks, partially offset by common stock issued under employee stock-based compensation programs. We have also raised the dividend payout per share for 35 consecutive years.

We are especially pleased with the performance of our investment portfolio and the investment choices we made. Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment-grade fixed-income securities. We own senior tranches of fixed rate credit card, rate reduction, and auto loan asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations. In addition, our AAA credit rating has helped us maintain uninterrupted access to the commercial paper market.

Our financial condition and balance sheet remain solid at June 30, 2010, with cash and cash equivalents and marketable securities of $1,775.5 million. Our net cash flows provided by operating activities were $1,682.1 million in fiscal 2010, as compared to $1,562.6 million in fiscal 2009. This increase in cash flows from fiscal 2009 to fiscal 2010 was due to tax refunds received and a reduction in cash bonuses paid, partially offset by an increase in pension plan contributions as compared to the prior year.

In August 2010, we completed the acquisition of two businesses, Cobalt and Workscape, Inc. Cobalt is a leading provider of digital marketing solutions for the automotive industry. It aligns with ADP Dealer Services' global layered applications strategy and strongly supports Dealer Services' long-term growth strategy. Workscape, Inc. is a leading provider of integrated benefits and compensation solutions and services.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

Fiscal 2010 Compared to Fiscal 2009

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2010	2009	$ Change	% Change
Total revenues	$8,927.7	$8,838.4	$ 89.3	1%
Costs of revenues:				
Operating expenses	4,277.2	4,087.0	190.2	5%
Systems development and programming costs	513.9	498.3	15.6	3%
Depreciation and amortization	238.6	237.4	1.2	1%
Total costs of revenues	5,029.7	4,822.7	207.0	4%
Selling, general and administrative expenses	2,127.4	2,190.3	(62.9)	(3)%
Interest expense	8.6	33.3	(24.7)	(74)%
Total expenses	7,165.7	7,046.3	119.4	2%
Other income, net	(101.2)	(108.0)	(6.8)	(6)%
Earnings from continuing operations before income taxes	$1,863.2	$1,900.1	$ (36.9)	(2)%
Margin	20.9%	21.5%		
Provision for income taxes	$ 655.9	$ 575.0	$ 80.9	14%
Effective tax rate	35.2%	30.3%		
Net earnings from continuing operations	$1,207.3	$1,325.1	$(117.8)	(9)%
Diluted earnings per share from continuing operations	$ 2.40	$ 2.62	$ (0.22)	(8)%

Total Revenues

Our consolidated revenues grew 1% to $8,927.7 million in fiscal 2010, from $8,838.4 million in fiscal 2009, due to an increase in revenues in PEO Services of 11%, or $131.0 million, to $1,316.8 million, and fluctuations in foreign currency rates, which increased revenues $68.2 million. Such increases were partially offset by a decrease in Dealer Services revenues of 3%, or $38.5 million, to $1,229.4 million, and a decrease in the consolidated interest on funds held for clients of $67.0 million. The decrease in the consolidated interest on funds held for clients resulted from the decrease in the average interest rate earned to 3.6% in fiscal 2010 as compared to 4.0% in fiscal 2009. Employer Services' revenues were flat in fiscal 2010 as compared to fiscal 2009.

Total Expenses

Our total expenses in fiscal 2010 increased $119.4 million, to $7,165.7 million, from $7,046.3 million in fiscal 2009. The increase in our consolidated expenses for fiscal 2010 was due to our increase in revenues, higher pass-through costs associated with our PEO Services business of $113.7 million, an increase of $48.6 million related to fluctuations in foreign currency exchange rates, an increase of $14.7 million related to additional domestic service personnel and incremental investments in our products. These increases were partially offset by a decrease in severance expenses of $76.8 million, a decrease in stock-based compensation expense of $28.4 million and our costs savings initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses.

Our total costs of revenues increased $207.0 million to $5,029.7 million in fiscal 2010, as compared to fiscal 2009 due to the increase in operating expenses discussed below.

Operating expenses increased $190.2 million, or 5%, in fiscal 2010 as compared to fiscal 2009, due to an increase in PEO Services pass-through costs that are re-billable, including costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $988.5 million in fiscal 2010, which included costs for benefits coverage of $811.5 million and costs for workers' compensation and payment of state unemployment taxes of $176.9 million. These costs were $874.8 million in fiscal 2009, which included costs for benefits coverage of $724.3 million and costs for workers compensation and payment of state unemployment taxes of $150.5 million. In addition, operating expenses increased $30.1 million due to changes in foreign currency exchange rates and $14.7 million due to additional service personnel. These increases were partially offset by a decrease of $8.9 million in stock-based compensation expense and our costs savings initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses.

Systems development and programming expenses increased $15.6 million, or 3%, in fiscal 2010 as compared to fiscal 2009, due to incremental investments in our products during fiscal 2010. Additionally, systems development and programming expenses increased by $2.1 million due to expenses of acquired businesses and by $3.6 million due to the impact from changes in foreign currency exchange rates. These increases were partially offset by a $5.0 million decline in stock-based compensation expense.

Selling, general and administrative expenses decreased $62.9 million, or 3%, in fiscal 2010 as compared to fiscal 2009. The decrease in expenses was due to a decrease in severance expenses of $76.8 million, a reduction in expenses of $31.1 million related to cost saving initiatives, which included lower compensation from reduced headcount and a reduction in travel and entertainment expenses and a decline of $14.5 million in stock-based compensation expense. In addition, selling, general and administrative expenses decreased due to the $15.5 million charge we recorded during fiscal 2009 to increase our allowance for doubtful accounts as a result of an increase in estimated credit losses related to our notes receivable from automotive, truck and powersports dealers. These decreases in expenses were partially offset by an asset impairment charge of $6.8 million, recorded during fiscal 2010 as a result of the announcement by General Motors Corporation ("GM") that it will shut down its Saturn division. In addition, there was an increase of $13.7 million due to the impact of changes in foreign currency exchange rates and an increase of $9.5 million in expenses of acquired businesses.

Interest expense decreased $24.7 million in fiscal 2010 as compared to fiscal 2009. In fiscal 2010 and 2009, the Company's average borrowings under the commercial paper program were $1.6 billion and $1.9 billion, respectively, at weighted average interest rates of 0.2% and 1.0%, respectively, which resulted in a decrease of $15.8 million in interest expense. In fiscal 2010 and 2009, the Company's average borrowings under the reverse repurchase program were approximately $425.0 million and $425.9 million, respectively, at weighted average interest rates of 0.2% and 1.3%, respectively, which resulted in a decrease of $4.6 million in interest expense.

Other Income, net

Years ended June 30, (Dollars in millions)	2010	2009	$ Change
Interest income on corporate funds	$ (98.8)	$(134.2)	$(35.4)
Realized gains on available-for-sale securities	(15.0)	(11.4)	3.6
Realized losses on available-for-sale securities	13.4	23.8	10.4
Realized (gain) loss on investment in Reserve Fund	(15.2)	18.3	33.5
Impairment losses on available-for-sale securities	14.4	--	(14.4)
Net loss (gain) on sales of buildings	2.3	(2.2)	(4.5)
Other, net	(2.3)	(2.3)	--
Other income, net	$(101.2)	$(108.0)	$ (6.8)

Other income, net, decreased $6.8 million in fiscal 2010 as compared to fiscal 2009 due to a $35.4 million decrease in interest income on corporate funds, a $14.4 million impairment loss on available-for-sale securities recorded during fiscal 2010 and a $2.3 million net loss on sales of buildings in fiscal 2010 as compared to a $2.2 million net gain on sales of buildings in fiscal 2009. Interest income on corporate funds decreased as a result of lower average interest rates, partially offset by higher average daily balances. Average interest rates decreased from 3.6% in fiscal 2009 to 2.6% in fiscal 2010. Average daily balances increased from $3.7 billion in fiscal 2009 to $3.8 billion in fiscal 2010. These decreases in other income were partially offset by a gain on the investment in Reserve Fund of $15.2 million in fiscal 2010 as compared to a loss on the investment in the Reserve Fund of $18.3 million in fiscal 2009, as well as a $14.0 million increase in net realized gains on available-for-sale securities.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes decreased $36.9 million, or 2%, from $1,900.1 million in fiscal 2009 to $1,863.2 million in fiscal 2010 because the increase in revenues was more than offset by the increase in expenses and decrease in other income, net discussed above. Overall margin decreased 60 basis points in fiscal 2010.

Provision for Income Taxes

The effective tax rate in fiscal 2010 and 2009 was 35.2% and 30.3%, respectively. For fiscal 2010, the effective tax rate includes a reduction in the provision for income taxes of $12.2 million related to the resolution of certain tax matters, which decreased the effective tax rate by 0.7 percentage points. For fiscal 2009, the effective tax rate includes a reduction in the provision for income taxes of $120.0 million related to an Internal Revenue Service ("IRS") audit settlement and the settlement of a state tax matter, which decreased the effective tax rate by 6.3 percentage points.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations decreased $117.8 million to $1,207.3 million in fiscal 2010, from $1,325.1 million in fiscal 2009, and diluted earnings per share from continuing operations decreased 8%, to $2.40. The decrease in net earnings from continuing operations in fiscal 2010 reflects the decrease in earnings from continuing operations before income taxes and the impact of the tax matters discussed above. The decrease in diluted earnings per share from continuing operations in fiscal 2010 reflects the decrease in earnings from continuing operations and the impact of the tax matters discussed above partially offset by the impact of fewer shares outstanding due to the repurchase of 18.2 million shares in fiscal 2010 and 13.8 million shares in fiscal 2009.

The following table reconciles the Company's results for fiscal 2010 and fiscal 2009 to adjusted results that exclude the impact of favorable tax items. The Company uses certain adjusted results, among other measures, to evaluate the Company's operating performance in the absence of certain items and for planning and forecasting of future periods. The Company believes that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by the Company's management and improves their ability to understand the Company's operating performance. Since adjusted earnings from continuing operations and adjusted diluted EPS are not measures of performance calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), they should not be considered in isolation from, or as a substitute for, earnings from continuing operations and diluted EPS from continuing operations, respectively, and they may not be comparable to similarly titled measures employed by other companies.

	Year ended June 30, 2010			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,863.2	$655.9	$1,207.3	$ 2.40
Adjustments:				
Favorable tax items	--	12.2	12.2	0.02
As Adjusted	$1,863.2	$668.1	$1,195.1	$ 2.37

	Year ended June 30, 2009			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,900.1	$575.0	$1,325.1	$ 2.62
Adjustments:				
Favorable tax items	--	120.0	120.0	0.24
As Adjusted	$1,900.1	$695.0	$1,205.1	$ 2.38

Net earnings from continuing operations, as adjusted, decreased $10.0 million to $1,195.1 million for fiscal 2010, from $1,205.1 million for fiscal 2009, and the related diluted earnings per share from continuing operations, as adjusted, decreased $0.01, to $2.37. The decrease in net earnings from continuing operations, as adjusted, for fiscal 2010 reflects the decrease in earnings from continuing operations before income taxes. The decrease in diluted earnings per share from continuing operations, as adjusted, for fiscal 2010 reflects the decrease in net earnings from continuing operations, partially offset by the impact of fewer shares outstanding due to the repurchase of approximately 18.2 million shares during fiscal 2010 and the repurchase of 13.8 million shares in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2009	2008	$ Change	% Change
Total revenues	$8,838.4	$8,733.7	$ 104.7	1%
Costs of revenues:				
Operating expenses	4,087.0	3,898.4	188.6	5%
Systems development and programming costs	498.3	521.1	(22.8)	(4)%
Depreciation and amortization	237.4	237.7	(0.3)	0%
Total costs of revenues	4,822.7	4,657.2	165.5	4%
Selling, general and administrative expenses	2,190.3	2,359.1	(168.8)	(7)%
Interest expense	33.3	80.5	(47.2)	(59)%
Total expenses	7,046.3	7,096.8	(50.5)	(1)%
Other income, net	(108.0)	(166.5)	(58.5)	(35)%
Earnings from continuing operations before income taxes	$1,900.1	$1,803.4	$ 96.7	5%
Margin	21.5%	20.6%		
Provision for income taxes	$ 575.0	$ 647.7	$ (72.7)	(11)%
Effective tax rate	30.3%	35.9%		
Net earnings from continuing operations	$1,325.1	$1,155.7	$ 169.4	15%
Diluted earnings per share from continuing operations	$ 2.62	$ 2.19	$ 0.43	20%

Total Revenues

Our consolidated revenues grew 1%, to $8,838.4 million in fiscal 2009, from $8,733.7 in the year ended June 30, 2008 ("fiscal 2008"), due to increases in revenues in Employer Services of 3%, or $211.1 million, to $6,438.9 million, and PEO Services of 12%, or $125.3 million, to $1,185.8 million. Such increases were partially offset by changes in foreign currency exchange rates, which reduced our revenue by $187.4 million, or 2%, a decrease in the consolidated interest on funds held for clients of $74.7 million and a decrease in Dealer Services revenues of 3%, or $33.9 million. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in the average interest rate earned to 4.0% in fiscal 2009 as compared to 4.4% in fiscal 2008, and a decrease in our average client funds balances for fiscal 2009 of 3.1%, to $15.2 billion.

Total Expenses

Our consolidated expenses decreased 1%, to $7,046.3 million in fiscal 2009, from $7,096.8 million in fiscal 2008. The decrease in our consolidated expenses was due to a decrease of $160.7 million, or 2%, related to changes in foreign currency exchange rates and a decrease in selling, general and administrative expenses of $168.8 million, which was attributable to lower selling expenses and cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009. These decreases were partially offset by an increase in operating expenses of $188.6 million attributable to the increase in our revenues discussed above. In addition, there was an increase in pass-through costs in our PEO business including costs associated with providing benefits coverage for worksite employees of $102.7 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $16.8 million.

Our total costs of revenues increased $165.5 million, to $4,822.7 million in fiscal 2009, from $4,657.2 million in fiscal 2008, due to an increase in our operating expenses of $188.6 million, partially offset by a decrease in our systems development and programming costs of $22.8 million.

Operating expenses increased $188.6 million, or 5%, in fiscal 2009 compared to fiscal 2008 due to the increase in revenues described above, including the increases in PEO Services, which have pass-through costs that are re-billable including costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $874.8 million in fiscal 2009, which included costs for benefits coverage of $724.3 million and costs for workers compensation and payment of state unemployment taxes of $150.5 million. These costs were $755.3 million in fiscal 2008, which included costs for benefits coverage of $621.6 million and costs for workers compensation and payment of state unemployment taxes of $133.7 million. The increase in operating expenses is also due to higher expenses in Employer Services of $64.5 million related to increased service costs for investment in client-facing associates. Such increases were partially offset by a decrease in operating expenses of approximately $83.7 million due to changes in foreign currency exchange rates.

Systems development and programming expenses decreased $22.8 million, or 4%, in fiscal 2009 compared to fiscal 2008 due to decreases related to the impact of changes in foreign currency exchange rates of $15.8 million, a decrease in stock-based compensation expenses of $6.5 million and a decrease in programming expenses related to our systems of $3.9 million. The decrease in programming expenses was a result of a decrease in the average cost per associate as a larger percentage of our associates are located in off-shore and smart-shore locations. In addition, depreciation and amortization expenses decreased $0.3 million in fiscal 2009 compared to fiscal 2008 due to decreases related to the impact of changes in foreign currency exchange rates of $5.4 million, which were partially offset by increased amortization expenses of $4.7 million resulting from the intangible assets acquired with new businesses and the purchases of software and software licenses.

Selling, general and administrative expenses decreased $168.8 million, or 7%, in fiscal 2009 compared to fiscal 2008, which was attributable to decreases related to the impact of changes in foreign currency exchange rates of $55.5 million, a decrease in selling expenses related to a decline in our new client sales of $45.6 million and a reversal of $23.3 million in expenses due to a favorable ruling related to an international business capital tax. In addition, the decrease is attributable to our cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009, which included a reduction in payroll and payroll related expenses of $32.3 million and a decrease in stock-based compensation expenses of $16.3 million. Such decreases were partially offset by an increase in severance charges of $67.6 million and an increase in the provision for our allowance for doubtful accounts of $15.5 million due to losses related to our notes receivable from automotive, truck and powersports dealers.

Interest expense decreased $47.2 million in fiscal 2009 as a result of a decrease of $40.6 million related to our short-term commercial paper program and a decrease of $6.6 million related to our reverse repurchase program. In the aggregate, interest expense decreased by approximately $68.4 million related to decreases in interest rates and increased approximately $21.2 million related to increases in borrowings. In fiscal 2009 and 2008, the Company's average borrowings under the commercial paper program were $1.9 billion and $1.4 billion, respectively, at weighted average interest rates of 1.0% and 4.2%, respectively. In fiscal 2009 and 2008, the Company's average borrowings under the reverse repurchase program were approximately $425.9 million and $360.4 million, respectively, at weighted average interest rates of 1.3% and 3.4%, respectively.

Other Income, net

Years ended June 30, (Dollars in millions)	2009	2008	$ Change
Interest income on corporate funds	$(134.2)	$(149.5)	$(15.3)
Realized gains on available-for-sale securities	(11.4)	(10.1)	1.3
Realized losses on available-for-sale securities	23.8	11.4	(12.4)
Realized loss on investment in Reserve Fund	18.3	--	(18.3)
Gains on sales of building	(2.2)	(16.0)	(13.8)
Other, net	(2.3)	(2.3)	--
Other income, net	$(108.0)	$(166.5)	$(58.5)

Other income, net, decreased $58.5 million in fiscal 2009 as compared to fiscal 2008 due to a loss of $18.3 million related to investment in the Reserve Fund, a decrease in interest income on corporate funds of $15.3 million, a reduction in income of $13.8 million from the sale of buildings and an increase in net realized losses on available-for-sale securities of $11.1 million. In the aggregate, interest income on corporate funds decreased by approximately $30.9 million related to decreases in interest rates and increased approximately $15.6 million related to increases in average daily balances. Average interest rates decreased from 4.4% in fiscal 2008 to 3.6% in fiscal 2009. Average daily balances increased from $3.4 billion in fiscal 2008 to $3.7 billion in fiscal 2009.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased 5%, to $1,900.1 million in fiscal 2009, from $1,803.4 million in fiscal 2008, due to the increase in revenues and the decrease in expenses discussed above. Overall margin increased 80 basis points in fiscal 2009.

Provision for Income Taxes

The effective tax rate in fiscal 2009 was 30.3%, as compared to 35.9% in fiscal 2008. The decrease in the effective tax rate is due to a reduction in the provision for income taxes of $120.0 million related to favorable tax settlements, including an IRS audit settlement and the settlement of a state tax matter. These settlements decreased the effective tax rate by approximately 6.3 percentage points in fiscal 2009. Lastly, during fiscal 2008, there was a reduction in the provision for income taxes of $12.4 million related to the settlement of a state tax matter. This decreased the effective tax rate by approximately 0.7 percentage points in fiscal 2008.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased 15%, to $1,325.1 million, in fiscal 2009, from $1,155.7 million in fiscal 2008, and the related diluted earnings per share from continuing operations increased 20%, to $2.62 in fiscal 2009. The increase in net earnings from continuing operations in fiscal 2009 reflects the increased revenues, lower expenses and lower effective tax rate as described above. The increase in diluted earnings per share from continuing operations in fiscal 2009 reflects the increase in net earnings from continuing operations and the impact of fewer weighted average diluted shares outstanding due to the repurchase of 13.8 million shares in fiscal 2009 and 32.9 million shares in fiscal 2008.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2010	2009	2008	2010	2009	2010	2009
Employer Services	$6,442.6	$6,438.9	$6,227.8	$ 3.7	$211.1	0%	3%
PEO Services	1,316.8	1,185.8	1,060.5	131.0	125.3	11%	12%
Dealer Services	1,229.4	1,267.9	1,301.8	(38.5)	(33.9)	(3)%	(3)%
Other	16.4	19.4	4.9	(3.0)	14.5	(15)%	100+%
Reconciling items:							
Foreign exchange	59.2	(7.3)	153.8				
Client funds interest	(136.7)	(66.3)	(15.1)				
Total revenues	$8,927.7	$8,838.4	$8,733.7	$ 89.3	$104.7	1%	1%

Earnings from Continuing Operations before Income Taxes

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2010	2009	2008	2010	2009	2010	2009
Employer Services	$1,722.4	$1,758.7	$1,606.7	$(36.3)	$152.0	(2)%	9%
PEO Services	126.6	117.6	102.0	9.0	15.6	8%	15%
Dealer Services	201.0	214.3	220.1	(13.3)	(5.8)	(6)%	(3)%
Other	(167.8)	(233.5)	(245.4)	65.7	11.9	28%	5%
Reconciling items:							
Foreign exchange	10.3	2.5	25.7				
Client funds interest	(136.7)	(66.3)	(15.1)				
Cost of capital charge	107.4	106.8	109.4				
Total earnings from continuing operations before income taxes	$1,863.2	$1,900.1	$1,803.4	$(36.9)	$ 96.7	(2)%	5%

The fiscal 2009 and 2008 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2010 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of changes in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

In addition, the reconciling items include an adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. This allocation is made for management reasons so that the reportable segments' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Finally, the reportable segments' results include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings from continuing operations before income taxes and results in the elimination of this charge in consolidation.

Employer Services

Fiscal 2010 Compared to Fiscal 2009

Revenues

Employer Services' revenues increased $3.7 million to $6,442.6 million in fiscal 2010 as compared to fiscal 2009. Revenues from our payroll and tax filing business declined 4% in fiscal 2010, due to a decline in pays per control and a decline in the number of payrolls processed, partially offset by pricing increases. Revenues from our "beyond payroll" services increased 6% in fiscal 2010, due to an increase in the number of clients utilizing our COBRA and HR Benefits solutions, as well as an increase in revenues related to our Retirement Services business due to an increase in the market value of the assets under management. Pays per control, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 130,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 3.4% in fiscal 2010. Worldwide client retention improved 40 basis points, to 89.9%, and pricing increases contributed approximately 1% to our revenue growth for fiscal 2010. In addition, interest on client funds recorded within the Employer Services segment increased $2.7 million in fiscal 2010 due to a slight increase in average client fund balances. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes decreased $36.3 million to $1,722.4 million in fiscal 2010 as compared to fiscal 2009. The decrease was due to an increase in expenses of $40.0 million, which was partially offset by the $3.7 million increase in revenues discussed above. The increase in expenses can be attributed to $16.9 million of incremental investments in our products and an increase of $14.7 million related to increased service costs for investment in client-facing associates. These increases in expense were partially offset by lower expenses resulting from our cost savings initiatives, which included headcount reductions at the end of fiscal 2009 and a reduction in travel and entertainment expenses.

Fiscal 2009 Compared to Fiscal 2008

Revenues

Employer Services' revenues increased $211.1 million, or 3%, to $6,438.9 million in fiscal 2009. Revenues from our payroll and payroll tax filing business were flat for fiscal 2009. Our payroll and payroll tax filing revenues were adversely impacted in fiscal 2009 due to the reduced number of payrolls processed, a decline in pays per control and a reduction in the average daily balances held, but these declines were offset by pricing increases. Our worldwide client retention decreased by 1.2 percentage points during fiscal 2009. Lost business due to clients' pricing sensitivity and clients going out of business increased during fiscal 2009 as a result of economic pressures. "Pays per control," which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 137,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 2.5% in fiscal 2009. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment decreased $25.0 million, or 3.4% in fiscal 2009, as a result of a decrease in average daily balances from $15.5 billion for fiscal 2008 to $15.0 billion for fiscal 2009, related to lower bonuses, lower wage growth, and a decline in pays per control. The impact of pricing increases was an increase of approximately 2% to our revenue for fiscal 2009. Revenues from our "beyond payroll" services increased 8% in fiscal 2009 due to an increase in our Time and Labor Management and HR Benefits services revenues, due to an increase in the number of clients utilizing these services, partially offset by a decline in our Retirement Services revenues due to a decrease in the market value of the assets under management.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $152.0 million, or 9%, to $1,758.7 million in fiscal 2009. Earnings from continuing operations before income taxes for fiscal 2009 grew at a faster rate than revenues due to a decrease of $57.7 million related to management incentive compensation expenses, slower growth in selling expenses of $36.2 million as compared to revenues due to a decline in our new client sales and our cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009, including headcount reductions and curtailment of non-essential travel and entertainment expenses. These decreases in expenses were offset, in part, by higher expenses of $64.5 million related to increased service costs for investment in client-facing associates.

PEO Services

Fiscal 2010 Compared to Fiscal 2009

Revenues

PEO Services' revenues increased $131.0 million, or 11%, to $1,316.8 million in fiscal 2010, as compared to fiscal 2009, due to a 5% increase in the average number of worksite employees. The increase in the average number of worksite employees as compared to fiscal 2009 was due to an increase in the number of clients. Revenues associated with benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that were billed to our clients increased $113.7 million due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services and are billed based upon a percentage of wages related to worksite employees, increased $11.8 million, or 5%, in fiscal 2010, due to the increase in the number of average worksite employees.

We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $0.7 million in fiscal 2010 due to the increase in average client funds balances as a result of increased PEO Services new business and growth in our existing client base. Average client funds balances were $0.2 billion in both fiscal 2010 and fiscal 2009.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $9.0 million, or 8%, to $126.6 million in fiscal 2010 as compared to fiscal 2009. Earnings from continuing operations before income taxes grew due to the increase in revenues described above, net of the related cost of providing benefits coverage, workers' compensation coverage and payment of state unemployment taxes for worksite employees that are included in costs of revenues. In fiscal 2010, there was an increase in costs associated with providing benefits coverage for worksite employees of $87.2 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $26.5 million. In addition, earnings before income taxes increased $9.2 million due to the settlement of a state unemployment tax matter. Such increases in earnings before income taxes were offset by price concessions and higher pass-through costs related to state unemployment taxes.

Fiscal 2009 Compared to Fiscal 2008

Revenues

PEO Services' revenues increased $125.3 million, or 12%, to $1,185.8 million in fiscal 2009 due to a 10% increase in the average number of worksite employees. The increase in the average number of worksite employees was due to new client sales. Revenues associated with benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that were billed to our clients increased $119.5 million due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services and are billed based upon a percentage of wages related to worksite employees, increased $15.3 million, or 7%, due to the increase in the number of average worksite employees. We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $1.5 million in fiscal 2009 due to the increase in the average client funds balances as a result of increased PEO Services' new business and growth in our existing client base. The average client funds balances were $0.2 billion in both fiscal 2009 and fiscal 2008.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $15.6 million, or 15%, to $117.6 million in fiscal 2009. This increase was primarily attributable to the increase in revenues described above, net of the related cost of providing benefits coverage, workers' compensation coverage and payment of state unemployment taxes for worksite employees, which are included in costs of revenues. In fiscal 2009, there was an increase in costs associated with our PEO business related to costs associated with providing benefits coverage for worksite employees of $102.7 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $16.8 million. In addition, there was an increase in expenses related to new business sales of $2.0 million in fiscal 2009.

Dealer Services

Fiscal 2010 Compared to Fiscal 2009

Revenues

Dealer Services' revenues decreased $38.5 million, or 3%, to $1,229.4 million in fiscal 2010. Revenues for our Dealer Services business would have declined approximately 4% for fiscal 2010 without the impact of acquisitions. Revenues declined $112.9 million due to client losses as a result of dealership closings, cancellation of services and continued pressure on dealerships to reduce costs. In addition, revenues decreased $25.1 million due to lower international software license fees and $5.3 million due to lower Credit Check and Computerized Vehicle Registration ("CVR") transaction volume. These decreases in revenues were offset by a $90.0 million increase in revenues from new clients and growth in our key products during fiscal 2010. The growth in our key products was driven by increased users for Application Service Provider ("ASP") managed services, growth in our Customer Relationship Management ("CRM") applications and new network and hosted IP telephony installations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes decreased $13.3 million, or 6%, to $201.0 million in fiscal 2010. The decrease was due to the decline in revenues of $38.5 million discussed above, which was partially offset by a decrease in expenses of $25.2 million. The decrease in expenses was due to certain cost saving initiatives, including headcount reductions at the end of fiscal 2009 and a reduction in travel and entertainment expenses, offset by an asset impairment charge of $6.8 million as a result of the announcement by GM that it will shut down its Saturn division.

Fiscal 2009 Compared to Fiscal 2008

Revenues

Dealer Services' revenues decreased $33.9 million, or 3%, to $1,267.9 million in fiscal 2009. Revenues for our Dealer Services business would have declined approximately 4% for fiscal 2009 without the impact of acquisitions. The decrease in revenues was due to client losses and cancellation of services resulting from the consolidation and closing of dealerships and continued pressure on dealerships to reduce costs, all of which resulted in a decrease to revenues of $72.9 million for fiscal 2009. In addition, revenues decreased $23.9 million due to lower Credit Check, Laser Printing, and CVR transaction volume and $9.5 million due to a decrease in revenues from consulting services and forms and supplies. These decreases in revenues were offset by a $67.8 million increase in revenues from new clients and growth in our key products during fiscal 2009. The growth in our key products was driven by increased users for ASP managed services, growth in our CRM applications and new network and hosted IP telephony installations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes decreased $5.8 million, or 3%, to $214.3 million in fiscal 2009 due to the decrease of $33.9 million in revenues discussed above, which was partially offset by a decrease in expenses of $28.1 million. The decrease in expenses was due to lower selling expenses of $11.4 million related to a decline in new client sales and a decrease of $13.2 million in expenses due to certain cost saving initiatives, including headcount reductions and curtailment of non-essential travel and entertainment expenses, and a decrease of $7.1 million related to management incentive compensation expenses.

Other

The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Stock-based compensation expense was $67.6 million, $96.0 million and $123.6 million in fiscal 2010, 2009 and 2008, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010, cash and marketable securities were $1,775.5 million, stockholders' equity was $5,478.9 million and the ratio of long-term debt-to-equity was 0.7%. Working capital before funds held for clients and client funds obligations was $1,568.6 million, as compared to $1,515.5 million at June 30, 2009. This increase is due to cash generated from operations, partially offset by the use of cash to repurchase common stock, the use of cash for dividend payments and the use of cash for acquisitions.

Our principal sources of liquidity for operations are derived from cash generated through operations and through corporate cash and marketable securities on hand. We continued to generate positive cash flows from operations during fiscal 2010, and we held approximately $1.8 billion of cash and marketable securities at June 30, 2010. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements to meet short-term funding requirements related to client funds obligations.

Net cash flows provided by operating activities were $1,682.1 million in fiscal 2010, as compared to $1,562.6 million in fiscal 2009. The increase in net cash flows provided by operating activities was due to a $158.7 million tax refund received by a Canadian subsidiary of the Company in fiscal 2010, an increase in cash flows due to lower cash bonuses paid to our employees and an increase in cash flows related to collections from our clients. Such increases in net cash flows provided by operating activities were partially offset by an increase in pension plan contributions as compared to fiscal 2009, which decreased cash flows by $106.0 million. Lastly, there was a $77.1 million decrease due to income taxes paid in fiscal 2010 as a result of the agreement reached during fiscal 2009 with the IRS regarding all outstanding audit issues with the IRS for the tax years 1998 through 2006.

Net cash flows used in investing activities were $2,379.5 million in fiscal 2010, as compared to $644.1 million in fiscal 2009. The increase in net cash flows used in investing activities was due to the timing of purchases of and proceeds from the sales or maturities of marketable securities, which resulted in a net decrease to cash flows of $1,023.7 million and the timing of receipts and payments of cash and cash equivalents held to satisfy client funds obligations that resulted in a decrease to cash flows of $907.7 million. Such decreases to cash flows were partially offset by a reclassification, in fiscal 2009, from cash and cash equivalents to short-term marketable securities of $211.1 million related to the Reserve Fund discussed below. The proceeds received related to the Reserve Fund have been included in proceeds from the sales and maturities of corporate and client funds marketable securities.

Net cash flows provided by financing activities were $89.0 million in fiscal 2010 as compared to $468.4 in fiscal 2009. The decrease was due to a $1,460.0 million change in cash due to the repayment in fiscal 2010 of a $730.0 million commercial paper borrowing that was outstanding at June 30, 2009. In addition, there was a $186.0 million decrease in cash flows provided by financing activities due to an increase in cash used for repurchases of common stock. We purchased approximately 18.2 million shares of our common stock at an average price per share of $42.02 during fiscal 2010 as compared to purchases of 13.8 million shares of our common stock at an average price per share of $39.72 during fiscal 2009. Such decreases in cash flows of financing activities were partially offset by the net change in the client funds obligations of $1,135.2 million as a result of timing of cash received and payments made related to client funds obligations and an increase of $158.4 million in the proceeds from stock purchase plan purchases and exercises of stock options.

Our U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.0 billion in aggregate maturity value of commercial paper. In August 2010, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.25 billion in aggregate maturity value. Our commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2010, there was no commercial paper outstanding. At June 30, 2009, we had $730.0 million in commercial paper outstanding. Such amount was repaid on July 1, 2009. In fiscal 2010 and 2009, our average borrowings were $1.6 billion and $1.9 billion, respectively, at a weighted average interest rate of 0.2% and 1.0%, respectively. The weighted average maturity of our commercial paper was less than two days in both fiscal 2010 and fiscal 2009. Throughout fiscal 2010, we had full access to our U.S. short-term funding requirements related to client funds obligations.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements. These agreements are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. We have $2 billion available to us on a committed basis under these reverse repurchase agreements. At June 30, 2010 and 2009, respectively, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2010 and 2009, we had average outstanding balances under reverse repurchase agreements of $425.0 million and $425.9 million, respectively, at a weighted average interest rate of 0.2% and 1.3%, respectively. We have successfully borrowed through the use of reverse repurchase agreements on an as needed basis to meet short-term funding requirements related to client funds obligations.

In June 2010, we entered into a $2.5 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced our prior $2.25 billion 364-day facility. In addition, we entered into a three-year $1.5 billion credit facility maturing in June 2013 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The three-year facility replaced our prior $1.5 billion five-year facility, which expired in June 2010. We also have an existing $2.25 billion five-year credit facility that matures in June 2011 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by us to the syndicated financial institutions prior to borrowing. We are also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. We had no borrowings through June 30, 2010 under the credit agreements. We believe that we currently meet all conditions set forth in the credit agreements to borrow thereunder and we are not aware of any conditions that would prevent us from borrowing part or all of the $6.25 billion available to us under the credit agreements.

Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment-grade fixed-income securities. We own senior tranches of fixed rate credit card, rate reduction, auto loan and other asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations.

Capital expenditures for continuing operations in fiscal 2010 were $90.2 million, as compared to $167.6 million in fiscal 2009 and $186.3 million in fiscal 2008. The capital expenditures in fiscal 2010 related to our data center and other facility improvements to support our operations. We expect capital expenditures in the year ending June 30, 2011 ("fiscal 2011") to be between $150 million and $170 million.

The following table provides a summary of our contractual obligations as of June 30, 2010:

(In millions)

Contractual Obligations	Payments due by period Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt Obligations (1)	$ 2.8	$ 18.8	$ 3.6	$ 17.4	$ --	$ 42.6
Operating Lease and Software License Obligations (2)	143.9	169.9	79.0	30.5	--	423.3
Purchase Obligations (3)	262.6	282.6	164.8	--	--	710.0
Obligations related to Unrecognized Tax Benefits (4)	--	--	--	--	107.2	107.2
Other long-term liabilities reflected on our Consolidated Balance Sheets:						
Compensation and Benefits (5)	53.3	122.7	82.7	166.4	27.3	452.4
Acquisition-related obligations (6)	7.1	--	--	--	--	7.1
Total	$469.7	$594.0	$330.1	$214.3	$134.5	$1,742.6

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. See Note 12 to the consolidated financial statements for additional information about our debt and related matters. The estimated interest payments due by corresponding period above are $1.1 million, $2.2 million, $2.1 million, and $2.6 million, respectively, which have been excluded.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) We made the determination that net cash payments expected to be paid within the next 12 months, related to unrecognized tax benefits of $107.2 million at June 30, 2010, are expected to be zero. We are unable to make reasonably reliable estimates as to the period beyond the next 12 months in which cash payments related to unrecognized tax benefits are expected to be paid.

(5) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

(6) Acquisition-related obligations relate to contingent consideration for business acquisitions for which the amount of contingent consideration was determinable at the date of acquisition and therefore included on the Consolidated Balance Sheet as a liability.

In addition to the obligations quantified in the table above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2010, the obligations relating to these matters, which are expected to be paid in fiscal 2011, total $18,136.7 million and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $18,832.6 million of cash and marketable securities that have been impounded from our clients to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2010.

The Company's wholly owned subsidiary, ADP Indemnity, Inc., provides workers' compensation and employer liability insurance coverage for our PEO worksite employees. We have secured specific per occurrence and aggregate stop loss reinsurance from third-party carriers that cap losses that reach a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO business. In fiscal 2010 and 2009, the net premium was $67.8 million and $60.8 million, respectively. In fiscal 2010 and 2009, we paid claims of $53.8 million and $43.6 million, respectively. At June 30, 2010, our cash and marketable securities included balances totaling approximately $208.6 million to cover the actuarially estimated cost of workers' compensation claims for the policy years that the PEO worksite employees were covered by ADP Indemnity, Inc.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash and cash equivalents and highly liquid, investment-grade marketable securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in liquid, investment-grade marketable securities with a maximum maturity of 10 years at time of purchase and money market securities and other cash equivalents. At June 30, 2010, approximately 79% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Fannie Mae and Freddie Mac.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client fund obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. We minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by impounding, in virtually all instances, the client's funds in advance of the timing of payment of such client's obligation. As a result of this practice, we have consistently maintained the required level of client fund assets to satisfy all of our client funds obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client fund assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6 billion commercial paper program (rated A-1+ by Standard and Poor's and Prime-1 by Moody's, the highest possible credit rating), our ability to execute reverse repurchase transactions and available borrowings under our $6 billion committed revolving credit facilities. However, the availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our ability to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating at time of purchase for corporate bonds is BBB and for asset-backed and commercial mortgage-backed securities is AAA. The maximum maturity at time of purchase for BBB rated securities is 5 years, for single A rated securities is 7 years, and for AA rated and AAA rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

(Dollars in millions) Years ended June 30,	2010	2009	2008
Average investment balances at cost:			
Corporate investments	$ 3,839.2	$ 3,744.7	$ 3,387.0
Funds held for clients	15,194.5	15,162.4	15,654.3
Total	$ 19,033.7	$ 18,907.1	$ 19,041.3
Average interest rates earned exclusive of realized gains/ (losses) on:			
Corporate investments	2.6%	3.6%	4.4%
Funds held for clients	3.6%	4.0%	4.4%
Total	3.4%	3.9%	4.4%
Realized gains on available-for-sale securities	$ 15.0	$ 11.4	$ 10.1
Realized losses on available-for-sale securities	(13.4)	(23.8)	(11.4)
Net realized gains/(losses) on available-for-sale securities	$ 1.6	$ (12.4)	$ (1.3)
As of June 30:			
Net unrealized pre-tax gains on available-for-sale securities	$ 710.9	$ 436.6	$ 142.1
Total available-for-sale securities at fair value	$15,517.0	$14,730.2	$15,066.4

2010 Annual Report

Our laddering strategy exposes us to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. The annualized interest rates earned on our entire portfolio decreased by 50 basis points, from 3.9% for fiscal 2009 to 3.4% for fiscal 2010. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $9 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2011. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $5 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2011.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. At June 30, 2010, approximately 85% of our available-for-sale securities held an AAA or AA rating. In addition, we limit amounts that can be invested in any security other than US and Canadian government or government agency securities.

We are exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, we were exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2010, 2009 or 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-13, "Multiple Deliverable Revenue Arrangements." ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence ("VSOE") or third-party evidence ("TPE") does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is the best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. In either case, early adoption is permitted. The adoption of ASU 2009-13 will not have a material impact on our consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements" ("ASU 2009-14"). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. In either case, early adoption is permitted. The adoption of ASU 2009-14 will not have a material impact on our consolidated results of operations, financial condition or cash flows.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses (*e.g.*, Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectability of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectability determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We account for goodwill and other intangible assets with indefinite useful lives in accordance with ASC 350-10, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We determine the fair value of our reporting units using the income approach, which utilizes a discounted cash flow model. In addition, we use comparative market multiples to corroborate our discounted cash flow results. We had $2,383.3 million of goodwill as of June 30, 2010. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our consolidated earnings.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, an entity's tax benefits must be "more likely than not" of being sustained assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements. As of June 30, 2010 and 2009, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $107.2 million and $92.8 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million in the next twelve months. We do not expect any cash payments related to unrecognized tax benefits in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation. We measure stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a) 2. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 25, 2010

Statements of Consolidated Earnings

(In millions, except per share amounts)

Years ended June 30,	2010	2009	2008
REVENUES:			
Revenues, other than interest on funds held for clients and PEO revenues	$7,077.7	$7,051.7	$6,996.1
Interest on funds held for clients	542.8	609.8	684.5
PEO revenues (A)	1,307.2	1,176.9	1,053.1
TOTAL REVENUES	8,927.7	8,838.4	8,733.7
EXPENSES:			
Costs of revenues			
Operating expenses	4,277.2	4,087.0	3,898.4
Systems development and programming costs	513.9	498.3	521.1
Depreciation and amortization	238.6	237.4	237.7
TOTAL COSTS OF REVENUES	5,029.7	4,822.7	4,657.2
Selling, general and administrative expenses	2,127.4	2,190.3	2,359.1
Interest expense	8.6	33.3	80.5
TOTAL EXPENSES	7,165.7	7,046.3	7,096.8
Other income, net	(101.2)	(108.0)	(166.5)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,863.2	1,900.1	1,803.4
Provision for income taxes	655.9	575.0	647.7
NET EARNINGS FROM CONTINUING OPERATIONS	1,207.3	1,325.1	1,155.7
Earnings from discontinued operations, net of provision for income taxes of $7.0, $0.7 and $25.8 for the fiscal years ended June 30, 2010, 2009 and 2008, respectively	4.1	7.5	80.0
NET EARNINGS	$1,211.4	$1,332.6	$1,235.7
Basic earnings per share from continuing operations	$ 2.41	$ 2.63	$ 2.22
Basic earnings per share from discontinued operations	0.01	0.01	0.15
BASIC EARNINGS PER SHARE	$ 2.42	$ 2.65	$ 2.37
Diluted earnings per share from continuing operations	$ 2.40	$ 2.62	$ 2.19
Diluted earnings per share from discontinued operations	0.01	0.01	0.15
DILUTED EARNINGS PER SHARE	$ 2.40	$ 2.63	$ 2.34
Basic weighted average shares outstanding	500.5	503.2	521.5
Diluted weighted average shares outstanding	503.7	505.8	527.2

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $13,318.7, $12,310.4 and $11,247.4, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

June 30,	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 1,643.3	$ 2,265.3
Short-term marketable securities	27.9	30.8
Accounts receivable, net	1,127.7	1,050.7
Other current assets	673.4	918.9
Assets held for sale	11.8	12.1
Assets of discontinued operations	--	8.5
Total current assets before funds held for clients	3,484.1	4,286.3
Funds held for clients	18,832.6	16,419.2
Total current assets	22,316.7	20,705.5
Long-term marketable securities	104.3	92.4
Long-term receivables, net	129.4	162.6
Property, plant and equipment, net	673.8	734.3
Other assets	712.3	702.7
Goodwill	2,383.3	2,375.5
Intangible assets, net	542.4	578.7
Total assets	$ 26,862.2	$25,351.7
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 150.0	$ 130.3
Accrued expenses and other current liabilities	771.0	777.9
Accrued payroll and payroll related expenses	448.5	402.3
Dividends payable	164.5	162.1
Short-term deferred revenues	321.5	329.8
Obligation under commercial paper borrowing	--	730.0
Income taxes payable	60.0	230.7
Liabilities of discontinued operations	--	7.7
Total current liabilities before client funds obligations	1,915.5	2,770.8
Client funds obligations	18,136.7	15,992.6
Total current liabilities	20,052.2	18,763.4
Long-term debt	39.8	42.7
Other liabilities	528.0	477.1
Deferred income taxes	306.4	254.1
Long-term deferred revenues	456.9	491.8
Total liabilities	21,383.3	20,029.1
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	--	--
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2010 and 2009; outstanding, 492.0 and 501.7 shares at June 30, 2010 and 2009, respectively	63.9	63.9
Capital in excess of par value	493.0	520.0
Retained earnings	11,252.0	10,716.6
Treasury stock - at cost: 146.7 and 137.0 shares at June 30, 2010 and 2009, respectively	(6,539.5)	(6,133.9)
Accumulated other comprehensive income	209.5	156.0
Total stockholders' equity	5,478.9	5,322.6
Total liabilities and stockholders' equity	$ 26,862.2	$25,351.7

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity

(In millions, except per share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount					
Balance at June 30, 2007	638.7	$63.9	$ 351.8	$ 9,378.5	$(4,612.9)		$ (33.4)
Net earnings	--	--	--	1,235.7	--	$1,235.7	--
Foreign currency translation adjustments						127.9	127.9
Unrealized net gain on securities, net of tax						209.7	209.7
Pension liability adjustment, net of tax						(28.0)	(28.0)
Comprehensive income						$1,545.3	
Stock-based compensation expense	--	--	123.6	--	--		--
Issuances relating to stock compensation plans	--	--	(29.5)	--	271.7		--
Tax benefits from stock compensation plans	--	--	34.0	--	--		--
Treasury stock acquired (32.9 shares)	--	--	--	--	(1,463.5)		--
Adoption of ASC 740-10	--	--	--	(11.7)	--		--
Tax basis adjustment related to pooling of interest (see Note 15)	--	--	42.1	--	--		--
Dividends ($1.1000 per share)	--	--	--	(572.7)	--		--
Balance at June 30, 2008	638.7	$63.9	$ 522.0	$10,029.8	$(5,804.7)		$ 276.2
Net earnings	--	--	--	1,332.6	--	$1,332.6	--
Foreign currency translation adjustments						(192.1)	(192.1)
Unrealized net gain on securities, net of tax						191.1	191.1
Pension liability adjustment, net of tax						(119.2)	(119.2)
Comprehensive income						$1,212.4	
Stock-based compensation expense	--	--	96.0	--	--		--
Issuances relating to stock compensation plans	--	--	(105.8)	--	219.7		--
Tax benefits from stock compensation plans	--	--	7.8	--	--		--
Treasury stock acquired (13.8 shares)	--	--	--	--	(548.9)		--
Dividends ($1.2800 per share)	--	--	--	(645.8)	--		--
Balance at June 30, 2009	638.7	$63.9	$ 520.0	$10,716.6	$(6,133.9)		$ 156.0
Net earnings	--	--	--	1,211.4	--	$1,211.4	--
Foreign currency translation adjustments						(76.1)	(76.1)
Unrealized net gain on securities, net of tax						175.4	175.4
Pension liability adjustment, net of tax						(45.8)	(45.8)
Comprehensive income						$1,264.9	
Stock-based compensation expense	--	--	67.6	--	--		--
Issuances relating to stock compensation plans	--	--	(85.4)	--	360.7		--
Tax benefits from stock compensation plans	--	--	(9.2)	--	--		--
Treasury stock acquired (18.2 shares)	--	--	--	--	(766.3)		--
Dividends ($1.3500 per share)	--	--	--	(676.0)	--		--
Balance at June 30, 2010	638.7	63.9	493.0	11,252.0	(6,539.5)		209.5

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(In millions)

Years ended June 30,	2010	2009	2008
Cash Flows From Operating Activities			
Net earnings	$ 1,211.4	$ 1,332.6	$ 1,235.7
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Depreciation and amortization	309.2	307.7	318.3
Deferred income taxes	96.1	(47.9)	(92.7)
Stock-based compensation expense	67.6	96.0	123.6
Excess tax benefit related to exercises of stock options	(0.2)	(1.5)	(0.7)
Net pension expense	34.7	33.8	40.0
Net realized loss (gain) from the sales of marketable securities	(1.6)	12.4	1.3
Net amortization of premiums and accretion of discounts on available-for-sale securities	57.3	58.3	42.7
Impairment losses on available-for-sale securities	14.4	--	--
Loss (gain) on sale of building	2.3	(2.2)	(16.0)
Gain on sale of discontinued businesses, net of tax	(0.5)	(4.4)	(74.0)
Other	8.9	35.8	100.1
Changes in operating assets and liabilities, net of effects from acquistions and divestitures of businesses:			
(Increase) decrease in accounts receivable	(108.8)	(152.6)	36.6
Decrease (increase) in other assets	30.0	(85.6)	(40.6)
Increase (decrease) in accounts payable	34.7	(9.7)	9.7
(Decrease) increase in accrued expenses and other liabilities	(73.3)	(12.6)	88.4
Operating activities of discontinued operations	(0.1)	2.5	(0.2)
Net cash flows provided by operating activities	1,682.1	1,562.6	1,772.2
Cash Flows From Investing Activities			
Purchases of corporate and client funds marketable securities	(3,846.7)	(2,736.5)	(6,407.2)
Proceeds from the sales and maturities of corporate and client funds marketable securities	3,406.9	3,320.4	5,140.6
Net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations	(1,639.4)	(731.7)	4,119.6
Capital expenditures	(102.9)	(157.8)	(180.3)
Additions to intangibles	(123.8)	(96.0)	(96.6)
Acquisitions of businesses, net of cash acquired	(100.0)	(67.0)	(97.3)
Reclassification from cash and cash equivalents to short-term marketable securities	--	(211.1)	--
Proceeds from the sale of property, plant and equipment	3.1	25.7	--
Other	1.8	10.0	23.4
Investing activities of discontinued operations	(0.1)	--	(0.7)
Proceeds from the sale of businesses included in discontinued operations	21.6	(0.1)	112.4
Net cash flows (used in) provided by investing activities	(2,379.5)	(644.1)	2,613.9
Cash Flows From Financing Activities			
Net increase (decrease) in client funds obligations	2,020.4	885.2	(3,480.3)
Proceeds from issuance of debt	--	12.5	21.2
Payments of debt	(2.9)	(21.9)	(10.1)
Net (purchases of) proceeds from reverse repurchase agreements	--	(11.8)	11.8
Net (repayment) proceeds of commercial paper borrowing	(730.0)	730.0	--
Repurchases of common stock	(766.4)	(580.4)	(1,504.8)
Proceeds from stock purchase plan and exercises of stock options	241.1	82.7	239.7
Excess tax benefit related to exercises of stock options	0.2	1.5	0.7
Dividends paid	(673.4)	(629.4)	(548.9)
Net cash flows provided by (used in) financing activities	89.0	468.4	(5,270.7)
Effect of exchange rate changes on cash and cash equivalents	(13.6)	(39.1)	41.3
Net change in cash and cash equivalents	(622.0)	1,347.8	(843.3)
Cash and cash equivalents of continuing operations, beginning of year	2,265.3	917.5	1,746.1
Cash and cash equivalents of discontinued operations, beginning of year	--	--	14.7
Cash and cash equivalents, end of year	1,643.3	2,265.3	917.5
Less cash and cash equivalents of discontinued operations, end of year	--	--	--
Cash and cash equivalents of continuing operations, end of year	$ 1,643.3	$ 2,265.3	$ 917.5

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers and vehicle retailers and manufacturers. The Company classifies its operations into the following reportable segments: Employer Services, Professional Employer Organization ("PEO") Services, and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company enters into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses (*e.g.*, Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The Company assesses collectability of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

PEO revenues are reported on the Statements of Consolidated Earnings and are reported net of direct pass-through costs, which are costs billed and incurred for PEO worksite employees, primarily consisting of payroll wages and payroll taxes. Benefits, workers' compensation and state unemployment tax fees for PEO worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income on the Consolidated Balance Sheets until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net on the Statements of Consolidated Earnings.

If the fair value of an available-for-sale debt security is below its amortized cost, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery. If either of those two conditions were met, the Company would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to automotive, truck and powersports and truck dealers. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses related to the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The

Company determines the fair value of its reporting units using the income approach, which utilizes a discounted cash flow model. In addition, the Company uses comparative market multiples to corroborate its discounted cash flow results.

I. Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income on the Consolidated Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented.

K. Derivative Financial Instruments. Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the Consolidated Balance Sheets with changes in the fair value of the derivatives recognized in either net earnings from continuing operations or accumulated other comprehensive income, depending on the timing and designated purpose of the derivative.

There were no derivative financial instruments outstanding at June 30, 2010 or June 30, 2009.

L. Earnings per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Employee Stock Option Shares	Effect of Employee Stock Purchase Plan Shares	Effect of Employee Restricted Stock Shares	Diluted
2010					
Net earnings from continuing operations	$ 1,207.3	$ --	$ --	$ --	$ 1,207.3
Weighted average shares (in millions)	500.5	2.2	--	1.0	503.7
EPS from continuing operations	$ 2.41				$ 2.40
2009					
Net earnings from continuing operations	$ 1,325.1	$ --	$ --	$ --	$ 1,325.1
Weighted average shares (in millions)	503.2	1.2	--	1.4	505.8
EPS from continuing operations	$ 2.63				$ 2.62
2008					
Net earnings from continuing operations	$ 1,155.7	$ --	$ --	$ --	$ 1,155.7
Weighted average shares (in millions)	521.5	4.3	0.3	1.1	527.2
EPS from continuing operations	$ 2.22				$ 2.19

Options to purchase 14.0 million, 32.9 million, and 12.6 million shares of common stock for the year ended June 30, 2010 ("fiscal 2010"), the year ended June 30, 2009 ("fiscal 2009") and the year ended June 30, 2008 ("fiscal 2008"), respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the respective fiscal year.

M. Stock-Based Compensation. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed. The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

P. Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained, assuming that these positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. As of June 30, 2010 and 2009, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $107.2 million and $92.8 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Q. Recently Issued Accounting Pronouncements. In October 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-13, "Multiple Deliverable Revenue Arrangements." ASU 2009-13 modifies the guidance related to accounting for arrangements with multiple deliverables by providing an alternative when vendor specific objective evidence ("VSOE") or third-party evidence ("TPE") does not exist to determine the selling price of a deliverable. The alternative when VSOE or TPE does not exist is the best estimate of the selling price of the deliverable. Consideration for multiple deliverables is then allocated based upon the relative selling price of the deliverables and revenue is recognized as earned for each deliverable. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. In either case, early adoption is permitted. The adoption of ASU 2009-13 will not have a material impact on the Company's consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements" ("ASU 2009-14"). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. In either case, early adoption is permitted. The adoption of ASU 2009-14 will not have a material impact on the Company's consolidated results of operations, financial condition or cash flows.

NOTE 2. OTHER INCOME, NET

Other income, net consists of the following:

Years ended June 30,	2010	2009	2008
Interest income on corporate funds	$ (98.8)	$(134.2)	$(149.5)
Realized gains on available-for-sale securities	(15.0)	(11.4)	(10.1)
Realized losses on available-for-sale securities	13.4	23.8	11.4
Realized (gain) loss on investment in Reserve Fund	(15.2)	18.3	--
Impairment losses on available-for-sale securities	14.4	--	--
Net loss (gain) on sales of buildings	2.3	(2.2)	(16.0)
Other, net	(2.3)	(2.3)	(2.3)
Other income, net	$(101.2)	$(108.0)	$(166.5)

Proceeds from sales and maturities of available-for-sale securities were $3,406.9 million, $3,320.4 million and $5,140.6 million for fiscal 2010, 2009 and 2008, respectively.

In fiscal 2010, the Company recorded a $15.2 million gain to other income, net on the Statements of Consolidated Earnings related to the Primary Fund of the Reserve Fund (the "Reserve Fund"). In fiscal 2009, the Company recorded an $18.3 million loss to other income, net on the Statements of Consolidated Earnings related to the Reserve Fund. Refer to Note 5 for additional information related to the Reserve Fund.

At September 30, 2009 and June 30, 2010, the Company concluded it had the intent to sell certain securities for which unrealized losses of $5.3 million and $9.1 million, respectively, were previously recorded in accumulated other comprehensive income on the Consolidated Balance Sheets. As such, the Company realized impairment losses of $14.4 million in other income, net on the Statements of Consolidated Earnings during fiscal 2010.

During fiscal years 2010, 2009 and 2008, the Company sold buildings and, as a result, recorded gains of $1.5 million, $2.2 million and $16.0 million, respectively, in other income, net, on the Statements of Consolidated Earnings. Additionally, during fiscal 2010, the Company reclassified assets related to one other building to Assets Held for Sale on the Consolidated Balance Sheets and recorded a loss of $3.8 million on the Statements of Consolidated Earnings. Refer to Note 9 for more information related to Assets Held for Sale.

The Company has an outsourcing agreement with Broadridge Financial Solutions, Inc. ("Broadridge") pursuant to which the Company provides data center outsourcing services, which principally consist of information technology services and service delivery network services. As a result of the outsourcing agreement, the Company recognized income of $104.8 million and $103.5 million in fiscal 2010 and fiscal 2009, respectively, which is offset by expenses associated with providing such services of $102.6 million and $101.3 million, respectively, both of which were recorded in other income, net on the Statements of Consolidated Earnings. The Company had a receivable on the Consolidated Balance Sheets from Broadridge for the services under this agreement of $8.9 million and $8.7 million on June 30, 2010 and 2009, respectively. In fiscal 2010, Broadridge notified the Company that it would not extend the outsourcing agreement beyond its current expiration date of June 30, 2012. The Company is currently evaluating the impact on results of operations, if any, that this will have and does not currently anticipate this will have a material impact.

NOTE 3. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses, which typically occurs within one year from the date of acquisition.

The Company acquired five businesses in fiscal 2010 for approximately $101.0 million, net of cash acquired. The purchase price for these acquisitions includes $3.7 million in accrued contingent payments expected to be paid in future periods. These acquisitions resulted in approximately $80.8 million of goodwill. Intangible assets acquired, which totaled approximately $33.5 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 7 years. In addition, the Company made $2.6 million of contingent payments in fiscal 2010 relating to previously consummated acquisitions. As of June 30, 2010, the Company had contingent consideration remaining for all transactions of approximately $7.1 million.

The Company acquired four businesses in fiscal 2009 for approximately $62.7 million, which includes $6.4 million in accrued contingent payments expected to be paid in future periods and which is net of cash acquired. These acquisitions resulted in approximately $60.3 million of goodwill. Intangible assets acquired, which totaled approximately $20.8 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 9 years. In addition, the Company made $10.7 million of contingent payments in fiscal 2009 relating to previously consummated acquisitions.

The Company acquired four businesses in fiscal 2008 for approximately $45.9 million, net of cash acquired. These acquisitions resulted in approximately $37.7 million of goodwill. Intangible assets acquired, which totaled approximately $11.6 million, consist primarily of software and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $51.4 million of contingent payments in fiscal 2008 relating to previously consummated acquisitions.

The acquisitions discussed above for fiscal 2010, 2009 and 2008 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

NOTE 4. DIVESTITURES

On March 24, 2010, the Company completed its sale of the non-core Commercial Systems business (the "Commercial business") for approximately $21.6 million in cash. The Commercial business was previously reported in the Dealer Services segment. In connection with the disposal of this business, the Company has classified the results of this business as discontinued operations for all periods presented. Additionally, in fiscal 2010, the Company reported a gain of $5.6 million, or $1.0 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

During fiscal 2010, the Company recorded net charges of $0.5 million within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $0.8 million, partially offset by a change in professional fees incurred in connection with the divestitures of businesses of $0.3 million. During fiscal 2009, the Company recorded a net gain of $2.8 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of business of $2.6 million and a change in professional fees incurred in connection with the divestitures of businesses of $0.2 million. During fiscal 2008, the Company recorded a net gain of $10.2 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $11.3 million, partially offset by professional fees incurred in connection with the divestitures of businesses of $1.1 million.

On June 30, 2007, the Company entered into a definitive agreement to sell its Travel Clearing business for approximately $116.0 million in cash. The Company completed the sale of its Travel Clearing business on July 6, 2007. The Travel Clearing business was previously reported in the "Other" segment. In connection with the disposal of this business, the Company classified the results of this business as discontinued operations for all periods presented. During fiscal 2008, the Company reported a gain of $95.8 million, or $62.2 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

On January 23, 2007, the Company completed the sale of Sandy Corporation, a business within the Dealer Services segment, which specializes in sales and marketing training, for approximately $4.0 million in cash and the assumption of certain liabilities by the buyer, plus additional earn-out payments if certain revenue targets are achieved. The Company classified the results of operations of this business as discontinued operations for all periods presented. Additionally, during fiscal 2007, the Company reported a gain of $11.2 million, or $6.9 million after tax, within earnings from discontinued operations on the Statements of Consolidated Earnings. In March 2008 and April 2009, the Company received two additional payments of $2.5 million during each period, which represented purchase price adjustments for the sale of Sandy Corporation. The Company recorded additional gains of $2.5 million, or $1.6 million net of tax, within earnings from discontinued operations during both fiscal 2008 and fiscal 2009 for the payments received.

Operating results for all discontinued operations were as follows:

Years ended June 30,	2010	2009	2008
Revenues	$17.2	$28.7	$42.8
Earnings from discontinued operations before income taxes	5.2	4.6	8.6
Provision for income taxes	1.6	1.5	2.6
Net earnings from discontinued operations before gain on disposal of discontinued operations	3.6	3.1	6.0
Gain on disposal of discontinued operations, net of provision (benefit) for income taxes of $5.4, $(0.8) and $23.2 for fiscal 2010, 2009 and 2008, respectively	0.5	4.4	74.0
Net earnings from discontinued operations	$ 4.1	$ 7.5	$80.0

There were no assets or liabilities of discontinued operations as of June 30, 2010. The following are the major classes of assets and liabilities related to discontinued operations as of June 30, 2009:

	June 30, 2009
Assets:	
Accounts receivable, net	$4.7
Other current assets	2.2
Property, plant and equipment, net	0.2
Intangible assets, net	1.4
Total	$8.5
Liabilities:	
Accrued expenses and other liabilities	$0.9
Deferred revenues	6.8
Total	$7.7

NOTE 5. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2010 and 2009 are as follows:

	June 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 5,091.1	$ --	$ --	$ 5,091.1
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	5,631.0	280.7	(0.2)	5,911.5
Corporate bonds	5,080.7	261.2	(9.0)	5,332.9
Asset-backed securities	923.5	45.3	--	968.8
Canadian government obligations and Canadian government agency obligations	998.6	33.9	--	1,032.5
Other securities	2,172.3	100.0	(1.0)	2,271.3
Total available-for-sale securities	14,806.1	721.1	(10.2)	15,517.0
Total corporate investments and funds held for clients	$ 19,897.2	$ 721.1	$ (10.2)	$ 20,608.1

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 4,077.5	$ --	$ --	$ 4,077.5
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	5,273.0	268.3	(1.4)	5,539.9
Corporate bonds	4,647.6	135.9	(35.3)	4,748.2
Asset-backed securities	1,482.2	44.2	(4.7)	1,521.7
Canadian government obligations and Canadian government agency obligations	929.2	41.4	(0.1)	970.5
Other securities	1,961.6	48.2	(59.9)	1,949.9
Total available-for-sale securities	14,293.6	538.0	(101.4)	14,730.2
Total corporate investments and funds held for clients	$ 18,371.1	$ 538.0	$ (101.4)	$ 18,807.7

At June 30, 2010, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae") with fair values of $2,615.5 million, $1,136.1 million and $933.6 million, respectively. At June 30, 2009, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Freddie Mac and Fannie Mae with fair values of $1,906.4 million, $1,463.6 million and $1,352.5 million, respectively. U.S. Treasury and direct obligations of U.S. government agencies represent senior, unsecured, non-callable debt that primarily carries a credit rating of AAA, as rated by Moody's and Standard and Poor's and has maturities ranging from July 2010 through May 2020.

At June 30, 2010, asset-backed securities include AAA rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction and auto loan receivables with fair values of $548.6 million, $307.8 million and $112.4 million, respectively. At June 30, 2009, asset-backed securities include senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan, student loan and equipment lease receivables with fair values of

$808.4 million, $384.2 million, $244.9 million, $49.8 million and $34.4 million, respectively. These securities are collateralized by the cash flows of the underlying pools of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through June 30, 2010.

At June 30, 2010, other securities and their fair value primarily represent AAA rated commercial mortgage-backed securities of $707.4 million, municipal bonds of $469.5 million, supranational bonds of $322.7 million, Canadian provincial bonds of $308.5 million, sovereign bonds of $181.8 million, corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $131.3 million and AAA rated mortgage-backed securities of $131.0 million that are guaranteed by Fannie Mae and Freddie Mac. At June 30, 2009, other securities and their fair value primarily represent AAA rated commercial mortgage-backed securities of $759.3 million, municipal bonds of $462.0 million, supranational bonds of $160.0 million, Canadian provincial bonds of $170.2 million, sovereign bonds of $51.8 million, corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $137.6 million and AAA rated mortgage-backed securities of $186.8 million that are guaranteed by Fannie Mae and Freddie Mac. The Company's AAA rated mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest.

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

June 30,	2010	2009
Corporate investments:		
Cash and cash equivalents	$1,643.3	$2,265.3
Short-term marketable securities	27.9	30.8
Long-term marketable securities	104.3	92.4
Total corporate investments	$1,775.5	$2,388.5

Funds held for clients represent assets that, based upon the Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients have been invested in the following categories:

June 30,	2010	2009
Funds held for clients:		
Restricted cash and cash equivalents held to satisfy client funds obligations	$ 3,447.8	$ 1,812.2
Restricted short-term marketable securities held to satisfy client funds obligations	2,768.7	2,564.6
Restricted long-term marketable securities held to satisfy client funds obligations	12,616.1	12,042.4
Total funds held for clients	$18,832.6	$ 16,419.2

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheets totaling $18,136.7 million and $15,992.6 million as of June 30, 2010 and 2009, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations. The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within net increase in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within net increase in client funds obligations in the financing section of the Statements of Consolidated Cash Flows.

Approximately 85% of the available-for-sale securities held an AAA or AA rating at June 30, 2010, as rated by Moody's, Standard & Poor's and, for Canadian securities, Dominion Bond Rating Service. All available-for-sale securities were rated as investment grade at June 30, 2010.

The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $15,194.5 million, $15,162.4 million and $15,654.3 million in fiscal 2010, 2009 and 2008, respectively.

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2010 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$ --	$ 28.0	$ (0.2)	$ 6.5	$ (0.2)	$ 34.5
Corporate bonds	(9.0)	210.5	--	--	(9.0)	210.5
Asset backed securities	--	2.4	--	--	--	2.4
Other securities	(1.0)	22.7	--	--	(1.0)	22.7
	$ (10.0)	$ 263.6	$ (0.2)	$ 6.5	$ (10.2)	$ 270.1

Expected maturities of available-for-sale securities at June 30, 2010 are as follows:

Maturity Dates:	
Due in one year or less	$ 2,796.6
Due after one year up to two years	3,268.0
Due after two years up to three years	3,346.7
Due after three years up to four years	1,795.9
Due after four years	4,309.8
Total available-for-sale securities	$ 15,517.0

The Company had an investment in a money market fund called the Reserve Fund. During the quarter ended September 30, 2008, the net asset value of the Reserve Fund decreased below $1 per share as a result of the full write-off of the Reserve Fund's holdings in debt securities issued by Lehman Brothers Holdings, Inc., which filed for bankruptcy protection on September 15, 2008. In fiscal

2009, the Company reclassified $211.1 million of its investment from cash and cash equivalents to short-term marketable securities on the Consolidated Balance Sheet due to the fact that these assets no longer met the definition of a cash equivalent. Additionally, the Company reflected the impact of such reclassification on the Statements of Consolidated Cash Flows for fiscal 2009 as reclassification from cash equivalents to short-term marketable securities. During fiscal 2009, the Company recorded an $18.3 million loss to other income, net, on the Statement of Consolidated Earnings to recognize its pro-rata share of the estimated losses of the Reserve Fund. During fiscal 2010, the Company had received distributions in excess of what was previously recognized in short-term marketable securities, net of previously recognized losses, in the amount of $15.2 million. As such, in fiscal 2010, the Company recorded a gain of $15.2 million to other income, net on the Statements of Consolidated Earnings.

At September 30, 2009 and June 30, 2010, the Company concluded that it had the intent to sell certain securities for which unrealized losses of $5.3 million and $9.1 million, respectively, were previously recorded in accumulated other comprehensive income on the Consolidated Balance Sheets. As such, the Company realized impairment losses of $14.4 million in other income, net on the Statements of Consolidated Earnings in fiscal 2010.

For the securities in an unrealized loss position of $10.2 million at June 30, 2010, the Company concluded that it did not have the intent to sell such securities and that it was not more likely than not that the Company would be required to sell such securities before recovery. At June 30, 2010, the Company evaluated the unrealized losses of $10.2 million related to the debt securities in an unrealized loss position, for which the Company did not have the intent to sell such securities and that it was not more likely than not that the Company would be required to sell such securities before recovery, in order to determine whether such losses were due to credit losses. The securities with unrealized losses of $10.2 million were primarily comprised of corporate bonds. The Company evaluated such securities utilizing a variety of quantitative and qualitative factors including whether the Company expects to collect all amounts due under the contractual terms of the security, information about current and past events of the issuer, and the length of time and the extent to which the fair value has been less than the cost basis. At June 30, 2010, the Company concluded that unrealized losses on available-for-sale securities held at June 30, 2010 were not credit losses and were attributable to other factors, including changes in interest rates. As a result, the Company concluded that the $10.2 million in unrealized losses on such securities should be recorded in accumulated other comprehensive income on the Consolidated Balance Sheets at June 30, 2010.

NOTE 6. FAIR VALUE MEASUREMENTS

On July 1, 2008, the Company adopted ASC 820-10, "Fair Value Measurements and Disclosures" for assets and liabilities recognized or disclosed at fair value on a recurring basis. On July 1, 2009, the Company adopted ASC 820-10 for non-financial assets that are recognized or disclosed on a non-recurring basis. The guidance in ASC 820-10 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820-10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

In January 2010, the Company adopted ASU 2010-6. The guidance in ASU 2010-6 amends the disclosure requirements in ASC 820.10 and requires new disclosures regarding transfers in and out of Level 1 and 2 asset categories as well as more detailed information for the Level 3 reconciliation of activity, if required. Since we adopted ASC 820.10, we have not had any transfers in or out of Level 1 or Level 2, nor have we had any Level 3 assets or liabilities. ASU 2010-6 also clarifies existing disclosure requirements regarding the level of disaggregation expected, valuation techniques and inputs to fair value measurements.

The valuation techniques required by ASC 820-10 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1 Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.

Level 2 Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Fair value is determined based upon significant inputs to the valuation model that are unobservable.

Available-for-sale securities included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Available-for-sale securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. To determine the fair value of our Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Over 99% of our Level 2 investments are valued utilizing inputs obtained from a pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. The Company has not adjusted the prices obtained from the independent pricing service. The Company has no available-for-sale securities included in Level 3.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The significant input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2010. Included in the table are available-for-sale securities within corporate investments of $132.2 million and funds held for clients of $15,384.8 million. Refer to Note 5 for additional disclosure in relation to corporate investments and funds held for clients.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 5,911.4	$--	$ 5,911.4
Corporate bonds	--	5,332.9	--	5,332.9
Asset-backed securities	--	968.9	--	968.9
Canadian government obligations and Canadian government agency obligations	--	1,032.5	--	1,032.5
Other securities	8.0	2,263.3	--	2,271.3
Total available-for-sale securities	$ 8.0	$15,509.0	$--	$15,517.0

NOTE 7. RECEIVABLES

The Company's receivables include notes receivable for the financing of the sale of computer systems, most of which are due from automotive, truck and powersports dealers. These notes receivable are reflected on the Consolidated Balance Sheets as follows:

June 30,	2010		2009	
	Current	Long-term	Current	Long-term
Receivables	$110.3	$155.0	$136.8	$193.4
Less:				
Allowance for doubtful accounts	(9.4)	(16.1)	(9.9)	(18.0)
Unearned income	(9.9)	(9.5)	(13.3)	(12.8)
	$ 91.0	$129.4	$113.6	$162.6

Long-term receivables at June 30, 2010 mature as follows:

2012	$ 70.0
2013	48.7
2014	27.5
2015	8.5
2016	0.3
	$155.0

Accounts receivable, net is recorded based upon the gross amount the Company expects to receive from its clients, which is net of an allowance for doubtful accounts of $49.0 million and $47.8 million at June 30, 2010 and 2009, respectively. Long-term receivables, net represent our notes receivable that are recorded based upon the gross amount the Company expects to receive from its clients, which is net of an allowance for doubtful accounts of $16.1 million and $18.0 million at June 30, 2010 and 2009, respectively, and unearned income of $9.5 million and $12.8 million at June 30, 2010 and 2009, respectively, and represents the excess of the gross receivables over the sales price of the computer systems financed. The unearned income is amortized using the effective interest method. The carrying value of notes receivable approximates fair value.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2010 and 2009 are as follows:

June 30,	2010	2009
Property, plant and equipment:		
Land and buildings	$ 700.1	$ 721.1
Data processing equipment	731.3	770.2
Furniture, leaseholds and other	397.4	417.6
	1,828.8	1,908.9
Less: accumulated depreciation	(1,155.0)	(1,174.6)
Property, plant and equipment, net	$ 673.8	$ 734.3

Depreciation of property, plant and equipment was $152.6 million, $155.8 million and $166.3 million for fiscal 2010, 2009 and 2008, respectively.

NOTE 9. ASSETS HELD FOR SALE

During fiscal 2009, the Company reclassified assets related to three buildings as assets held for sale on the Consolidated Balance Sheets. Such assets were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. The Company sold two of the buildings as of June 30, 2010. Additionally, during fiscal 2010, the Company reclassified assets related to one other building as assets held for sale on the Consolidated Balance Sheets. At June 30, 2010, the Company had $11.8 million classified as assets held for sale on the Consolidated Balance Sheets. During July 2010, the Company completed the sale of the two buildings previously classified as assets held for sale at June 30, 2010.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2010 and 2009 are as follows:

	Employer Services	PEO Services	Dealer Services	Total
Balance as of June 30, 2008	$1,615.7	$4.8	$806.2	$2,426.7
Additions and other adjustments, net	4.5	--	67.0	71.5
Currency translation adjustments	(53.2)	--	(69.5)	(122.7)
Balance as of June 30, 2009	$1,567.0	$4.8	$803.7	$2,375.5
Additions and other adjustments, net	80.6	--	1.4	82.0
Adjustments for discontinued operations	--	--	(15.0)	(15.0)
Currency translation adjustments	(36.3)	--	(22.9)	(59.2)
Balance as of June 30, 2010	$1,611.3	$4.8	$767.2	$2,383.3

In fiscal 2010, 2009 and 2008, the Company performed the required annual impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2010	2009
Intangibles:		
Software and software licenses	$ 1,160.0	$ 1,085.0
Customer contracts and lists	640.3	621.9
Other intangibles	209.5	197.3
	2,009.8	1,904.2
Less accumulated amortization:		
Software and software licenses	(946.0)	(858.5)
Customer contracts and lists	(375.6)	(328.6)
Other intangibles	(145.8)	(138.4)
	(1,467.4)	(1,325.5)
Intangible assets, net	$ 542.4	$ 578.7

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 6 years (3 years for software and software licenses, 8 years for customer contracts and lists, and 7 years for other intangibles). Amortization of intangible assets was $156.6 million, $151.9 million and $152.0 million for fiscal 2010, 2009 and 2008, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

Twelve months ending June 30, 2011	$ 157.2
Twelve months ending June 30, 2012	$ 126.5
Twelve months ending June 30, 2013	$ 65.5
Twelve months ending June 30, 2014	$ 50.6
Twelve months ending June 30, 2015	$ 39.2

The Company has not incurred significant costs to renew or extend the term of acquired intangible assets during fiscal 2010.

NOTE 11. SHORT-TERM FINANCING

In June 2010, the Company entered into a $2.5 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced the Company's prior $2.25 billion 364-day facility. In addition, the Company entered into a three-year $1.5 billion credit facility maturing in June 2013 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The three-year facility replaced our prior $1.5 billion five-year facility, which expired in June 2010. The Company also has an existing $2.25 billion five-year credit facility that matures in June 2011 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to the committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2010 under the credit agreements.

The Company's U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.0 billion in aggregate maturity value of commercial paper. In August 2010, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.25 billion in aggregate maturity value. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2010, the Company had no commercial paper outstanding. At June 30, 2009, the Company had $0.7 billion in commercial paper outstanding. Such amount was repaid on July 1, 2009. In fiscal 2010 and 2009, the Company's average borrowings were $1.6 billion and $1.9 billion, respectively, at a weighted average interest rate of 0.2% and 1.0%, respectively. The weighted average maturity of the Company's commercial paper in fiscal 2010 and 2009 was less than two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements. These agreements are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. The Company has $2 billion available to it on a committed basis under these reverse repurchase agreements. At June 30, 2010 and 2009, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2010 and 2009, the Company had average outstanding balances under reverse repurchase agreements of $425.0 million and $425.9 million, respectively, at weighted average interest rates of 0.2% and 1.3%, respectively.

NOTE 12. DEBT

Components of long-term debt are as follows:

June 30,	2010	2009
Industrial revenue bonds (with variable interest rates from 0.4% to 1.1%)	$25.4	$26.5
Secured financing	17.2	19.0
Other	--	--
	42.6	45.5
Less: current portion	(2.8)	(2.8)
	$39.8	$42.7

During fiscal 2008, the Company entered into a secured financing agreement, whereby the Company borrowed $21.1 million from a third party in exchange for a security interest in a single client's unbilled accounts receivable, which is billable over a ten-year period. The Company will continue to collect amounts due from the client as they are billed. The security interest in the receivables retained by the third party is without recourse against the Company in the event that the client does not make the appropriate payments to the Company. As of June 30, 2010, the Company has recorded approximately $2.8 million within accrued expenses and other current liabilities and approximately $14.4 million within long-term debt on the Company's Consolidated Balance Sheets related to the secured financing arrangement.

The fair value of the industrial revenue bonds and other debt, included above, approximates carrying value.

Long-term debt repayments at June 30, 2010 are due as follows:

2012	$ 1.7
2013	17.1
2014	1.8
2015	1.8
2016	1.8
Thereafter	15.6
	$39.8

Cash payments relating to interest on long-term debt and the short-term financing arrangements described in Note 11 were approximately $8.9 million, $40.1 million, and $82.1 million in fiscal 2010, 2009 and 2008, respectively.

NOTE 13. FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

The Company is exposed to market risk from changes in foreign currency exchange rates that could impact its consolidated results of operations, financial position or cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, the Company was exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains and losses on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2010, 2009 or 2008.

NOTE 14. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of grant. Stock-based compensation consists of the following:

- **Stock Options.** Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are issued under a grade vesting schedule. Options granted prior to July 1, 2008 generally vest ratably over five years and have a term of 10 years. Options granted after July 1, 2008 generally vest ratably over four years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

- **Employee Stock Purchase Plan.**
  - Prior to January 1, 2009, the Company offered an employee stock purchase plan that allowed eligible employees to purchase shares of common stock at a price equal to 85% of the market value for the common stock at the date the purchase price for the offering was determined. No further compensation expense related to this stock purchase plan was recorded after completion of the vesting period of the final offering under such plan on December 31, 2009.
  - Subsequent to June 30, 2009, the Company offers an employee stock purchase plan that allows eligible employees to purchase shares of common stock at a price equal to 95% of the market value for the Company's common stock on the last day of the offering period. This plan has been deemed non-compensatory and therefore, no compensation expense has been recorded.
- **Restricted Stock.**
  - **Time-Based Restricted Stock.** The Company has issued time-based restricted stock to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock based on market prices on the date of grant on a straight-line basis over the period in which the transfer restrictions exist, which is up to five years from the date of grant.
  - **Performance-Based Restricted Stock.** The performance-based restricted stock programs have either a one-year or two-year performance period, and a subsequent six-month service period. Under these programs, the Company communicates "target awards" to employees at the beginning of a performance period and, as such, dividends are not paid in respect of the "target awards" during the performance period. After the performance period, if the performance targets are achieved, associates are eligible to receive dividends on any shares awarded under the program. The performance target is based on EPS growth over the performance period, with possible payouts ranging from 0% to 125% of the "target awards". Stock-based compensation expense is measured based upon the fair value of the award on the grant date. Compensation expense is recognized on a straight-line basis over the vesting terms of approximately 18 months and 30 months, for the one-year and two-year plans, respectively, based upon the probability the performance target will be met.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under the Company's employee stock purchase plan and restricted stock awards. Stock-based compensation expense of $67.6 million, $96.0 million and $123.6 million was recognized in earnings from continuing operations in fiscal 2010, 2009 and 2008, respectively, as well as related tax benefits of $22.3 million, $27.6 million and $37.0 million, respectively.

Years ended June 30,	2010	2009	2008
Operating expenses	$ 11.7	$ 20.6	$ 25.4
Selling, general and administrative expenses	45.9	60.4	76.7
System development and programming costs	10.0	15.0	21.5
Total pretax stock-based compensation expense	$ 67.6	$ 96.0	$ 123.6

As of June 30, 2010, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock awards amounted to $14.4 million and $37.6 million, respectively, which will both be amortized over the weighted average remaining requisite service periods of 1.6 years.

In fiscal 2010, the following activity occurred under our existing plans:

Stock Options:

	Number of Options (in thousands)			Weighted Average Price (in dollars)		
Years ended June 30,	2010	2009	2008	2010	2009	2008
Options outstanding, beginning of year	45,320	49,127	53,786	$41	$41	$40
Options granted	1,265	1,390	2,047	$40	$39	$41
Options exercised	(6,154)	(2,502)	(5,068)	$37	$36	$34
Options canceled	(5,431)	(2,695)	(1,638)	$44	$41	$43
Options outstanding, end of year	35,000	45,320	49,127	$41	$41	$41
Options exercisable, end of year	29,781	37,318	36,653	$41	$41	$41
Shares available for future grants, end of year	28,270	24,104	22,799			
Shares reserved for issuance under stock option plans, end of year	63,270	69,424	71,926			

Performance-Based Restricted Stock:

	Number of Shares (in thousands)		
Years ended June 30,	2010	2009	2008
Restricted shares outstanding, beginning of year	2,632	2,928	1,711
Restricted shares granted	1,129	1,850	1,487
Restricted shares vested	(1,327)	(1,988)	(122)
Restricted shares forfeited (a)	(1,322)	(158)	(148)
Restricted shares outstanding, end of year	1,112	2,632	2,928

(a) Shares forfeited for the year ended June 30, 2010 includes 1.1 million shares that were forfeited in fiscal 2010 due to performance targets not being met.

The aggregate intrinsic value of stock options outstanding and exercisable as of June 30, 2010 was $52.9 million and $50.2 million, respectively, and the aggregate intrinsic value for stock options exercised in fiscal 2010 was $29.1 million.

Summarized information about stock options outstanding as of June 30, 2010 is as follows:

Exercise Price Range	Outstanding: Number of Options (in thousands)	Outstanding: Remaining Life (in years)	Outstanding: Weighted Average Price (in dollars)	Exercisable: Number of Options (in thousands)	Exercisable: Remaining Life (in years)	Exercisable: Weighted Average Price (in dollars)
Under $25	--	--	$ --	--	--	$ --
$25 to $35	2,370	2.6	$31	2,370	2.6	$31
$35 to $45	26,130	4.6	$40	21,232	3.9	$40
$45 to $55	6,500	1.4	$50	6,179	1.1	$50
	35,000	3.9	$41	29,781	3.3	$41

In fiscal 2010, the Company issued 1.4 million shares in connection with the final compensatory employee stock purchase plan offering that vested on December 31, 2009.

The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant with the following assumptions:

Years ended June 30,	2010	2009	2008
Risk-free interest rate	2.3% - 2.6%	1.8% - 3.1%	2.8% - 4.6%
Dividend yield	3.2% - 3.4%	2.6% - 3.5%	1.7% - 2.7%
Weighted average volatility factor	25.9% - 30.4%	25.3% - 31.3%	22.8% - 25.6%
Weighted average expected life (in years)	5.0 - 5.1	5.0	5.0

The weighted average fair values of stock plan issuances were as follows (in dollars):

Years ended June 30,	2010	2009	2008
Stock options	$ 7.05	$ 7.54	$ 8.31
Stock purchase plan	$ --	$ --	$11.99
Performance-based restricted stock	$41.95	$39.04	$44.61

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate.

Employees are fully vested on completion of three years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officers Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

ASC 715-10 requires a company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in accumulated other comprehensive income (loss).

The Company's pension plans funded status as of June 30, 2010 and 2009 is as follows:

June 30,	2010	2009
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 787.0	$ 952.2
Actual return on plan assets	117.6	(144.3)
Employer contributions	112.3	6.3
Benefits paid	(35.2)	(27.2)
Fair value of plan assets at end of year	$ 981.7	$ 787.0
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 894.9	$ 842.8
Service cost	47.6	46.2
Interest cost	59.1	56.7
Actuarial and other gains	121.5	(23.6)
Benefits paid	(35.2)	(27.2)
Projected benefit obligation at end of year	$1,087.9	$ 894.9
Funded status - plan assets less benefit obligations	$ (106.2)	$(107.9)

The amounts recognized on the Consolidated Balance Sheets as of June 30, 2010 and 2009 consisted of:

June 30,	2010	2009
Noncurrent assets	$ --	$ 1.0
Current liabilities	(3.9)	(4.4)
Noncurrent liabilities	(102.3)	(104.5)
Net amount recognized	$(106.2)	$(107.9)

The accumulated benefit obligation for all defined benefit pension plans was $1,078.5 million and $887.4 million at June 30, 2010 and 2009, respectively.

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of June 30, 2010 and 2009 had the following projected benefit obligation, accumulated benefit obligation and fair value of plan assets:

June 30,	2010	2009
Projected benefit obligation	$1,054.4	$870.8
Accumulated benefit obligation	$1,048.3	$865.7
Fair value of plan assets	$ 951.0	$762.0

The components of net pension expense were as follows:

Years ended June 30,	2010	2009	2008
Service cost - benefits earned during the period	$ 47.6	$ 46.2	$ 46.1
Interest cost on projected benefits	59.1	56.7	50.7
Expected return on plan assets	(76.5)	(70.3)	(67.2)
Net amortization and deferral	4.5	1.2	10.4
	$ 34.7	$ 33.8	$ 40.0

The net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that are included in accumulated other comprehensive income and that have not yet been recognized as components of net periodic benefit cost are $410.0 million, $1.1 million and $7.6 million, respectively, at June 30, 2010. The estimated net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $19.4 million, $0.2 million and $0.4 million, respectively, at June 30, 2010.

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2010	2009
Discount rate	5.25%	6.80%
Increase in compensation levels	5.50%	5.50%

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2010	2009	2008
Discount rate	6.80%	6.95%	6.25%
Expected long-term rate of return on assets	7.25%	7.25%	7.25%
Increase in compensation levels	5.50%	5.50%	5.50%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The long-term expected rate of return on assets assumption is 7.25%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2010 and 2009 by asset category were as follows:

	2010	2009
United States Fixed Income Securities	37%	37%
United States Equity Securities	42%	47%
International Securities	21%	16%
Total	100%	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities, including large capitalization and small capitalization U.S. equities, international equities, and U.S. fixed income securities and cash.

The target asset allocation ranges are as follows:

United States Fixed Income Securities	35 – 45%
United States Equity Securities	37 – 50%
International Equity Securities	12 – 20%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued utilizing inputs obtained from an independent pricing service, which are reviewed by the Company for reasonableness. To determine the fair value of our Level 2 plan assets, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. The Plan has no Level 3 investments at June 30, 2010.

The following table presents the investments of the pension plans measured at fair value at June 30, 2010:

	Level 1	Level 2	Level 3	Total
Comingled trusts	$ --	$ 357.1	$ --	$ 357.1
U.S. Government securities	--	191.3	--	191.3
Mutual funds	252.1	--	--	252.1
Corporate and municipal bonds	--	160.1	--	160.1
Mortgage-backed security bonds	--	0.7	--	0.7
Total pension assets	$ 252.1	$ 709.2	$ --	$ 961.3

In addition to the investments of the pension plans of $961.3 million in the above table, the Company held cash and cash equivalents of the pension plans of $20.4 million as of June 30, 2010.

Contributions

During July 2010, the Company contributed $150.0 million to the pension plans. In addition to this contribution, the Company expects to contribute approximately $7.6 million to the pension plans during fiscal 2011.

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2011 to 2015 are $55.0 million, $55.5 million, $62.2 million, $67.7 million and $75.3 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2016 to 2020 are $509.1 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2010 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $55.8 million, $52.1 million, and $49.0 million for calendar years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 15. INCOME TAXES

Earnings (loss) from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2010	2009	2008
Earnings (loss) from continuing operations before income taxes:			
United States	$1,638.0	$1,908.6	$1,618.6
Foreign	225.2	(8.5)	184.8
	$1,863.2	$1,900.1	$1,803.4

The provision (benefit) for income taxes consists of the following components:

Years ended June 30,	2010	2009	2008
Current:			
Federal	$401.3	$ 708.9	$632.3
Foreign	104.4	(121.2)	76.6
State	54.1	35.2	31.5
Total current	559.8	622.9	740.4
Deferred:			
Federal	106.8	(63.3)	(75.7)
Foreign	(15.1)	26.2	(10.8)
State	4.4	(10.8)	(6.2)
Total deferred	96.1	(47.9)	(92.7)
Total provision for income taxes	$655.9	$ 575.0	$647.7

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2010	%	2009	%	2008	%
Provision for taxes at U.S. statutory rate	$652.1	35.0	$ 665.0	35.0	$631.2	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax	34.5	1.9	37.8	2.0	28.8	1.6
Non-deductible stock-based compensation expense	2.6	0.1	5.5	0.3	5.5	0.3
Tax on repatriated earnings and foreign income	15.1	0.8	43.0	2.2	--	--
Utilization of foreign tax credits	(14.9)	(0.8)	(46.6)	(2.4)	--	--
Tax settlements	--	--	(120.0)	(6.3)	(12.4)	(0.7)
Resolution of tax matters	(12.2)	(0.7)	(2.8)	(0.1)	(3.4)	(0.2)
Section 199 - Qualified Production Activities	(11.8)	(0.6)	(6.9)	(0.4)	(5.6)	(0.3)
Other	(9.5)	(0.5)	--	--	3.6	0.2
	$655.9	35.2	$ 575.0	30.3	$647.7	35.9

2010 Annual Report

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2010	2009
Deferred tax assets:		
Accrued expenses not currently deductible	$227.4	$270.6
Stock-based compensation expense	100.9	123.1
Accrued retirement benefits	--	41.7
Net operating losses	80.8	53.0
Other	3.0	6.1
	412.1	494.5
Less: valuation allowances	(61.9)	(51.7)
Deferred tax assets, net	$350.2	$442.8
Deferred tax liabilities:		
Prepaid retirement benefits	$ 19.4	$ --
Deferred revenue	80.8	105.3
Fixed and intangible assets	176.3	185.7
Prepaid expenses	46.9	40.2
Unrealized investment gains, net	249.0	154.6
Tax on unrepatriated earnings	12.3	30.4
Other	--	4.1
Deferred tax liabilities	$584.7	$520.3
Net deferred tax liabilities	$234.5	$ 77.5

There are $35.4 million and $157.4 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2010 and 2009, respectively. There are $84.5 million and $44.1 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2010 and 2009, respectively. There are $48.1 million and $23.0 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2010 and 2009, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $938.7 million as of June 30, 2010, as the Company considers such earnings to be permanently reinvested outside of the United States. The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income and, as a result, the amount of withholding tax that might be payable.

The Company has estimated foreign net operating loss carry-forwards of approximately $107.2 million as of June 30, 2010, of which $26.2 million expires in 2011 through 2030 and $81.0 million has an indefinite utilization period. In addition, the Company has estimated Federal net operating loss carry-forwards of acquired companies of approximately $17.0 million as of June 30, 2010, which expire in 2011 through 2027. There is an annual limitation pursuant to Internal Revenue Code section 382 on the utilization of the Federal net operating loss carry-forwards of approximately $8.8 million per year. The Company has estimated state net operating loss carry-forwards of approximately $213.9 million as of June 30, 2010, which expire in 2011 through 2029.

The Company has recorded valuation allowances of $61.9 million and $51.7 million at June 30, 2010 and 2009, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized. A portion of the valuation allowance in the amount of approximately $2.9 million at June 30, 2009 relates to net deferred tax assets, which were recorded in purchase accounting as a reduction to goodwill. A portion of the valuation allowance in the amount of $4.3 million at June 30, 2010 relates to net deferred tax assets, which were recorded to our provision for income taxes on the Statements of Consolidated Earnings.

Income tax payments were approximately $693.4 million, $719.1 million, and $755.7 million for fiscal 2010, 2009 and 2008, respectively.

As of June 30, 2010 and 2009, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $107.2 million and $92.8 million, respectively. The amount that, if recognized, would impact the effective tax rate is $52.8 million and $42.0 million, respectively. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Unrecognized tax benefits at July 1, 2007	$ 350.2
Additions for tax positions of the fiscal year ended June 30, 2008	23.6
Reductions for tax positions of the fiscal year ended June 30, 2008	--
Additions for tax positions of periods prior to the fiscal year ended June 30, 2008	43.2
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2008	(11.5)
Settlements with tax authorities	(1.1)
Expiration of the statute of limitations	(4.0)
Impact of foreign exchange rate fluctuations	3.8
Unrecognized tax benefits at June 30, 2008	$ 404.2
Unrecognized tax benefits at July 1, 2008	$ 404.2
Additions for tax positions of the fiscal year ended June 30, 2009	19.0
Reductions for tax positions of the fiscal year ended June 30, 2009	(6.4)
Additions for tax positions of periods prior to the fiscal year ended June 30, 2009	111.4
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2009	(207.7)
Settlements with tax authorities	(216.9)
Expiration of the statute of limitations	(3.5)
Impact of foreign exchange rate fluctuations	(7.3)
Unrecognized tax benefits at June 30, 2009	$ 92.8
Unrecognized tax benefits at July 1, 2009	$ 92.8
Additions for tax positions of the fiscal year ended June 30, 2010	13.3
Reductions for tax positions of the fiscal year ended June 30, 2010	(2.1)
Additions for tax positions of periods prior to the fiscal year ended June 30, 2010	29.6
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2010	(1.0)
Settlements with tax authorities	(5.0)
Expiration of the statute of limitations	(20.3)
Impact of foreign exchange rate fluctuations	(0.1)
Unrecognized tax benefits at June 30, 2010	$ 107.2

Interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. During the fiscal years ended June 30, 2010, 2009 and 2008, the Company recorded interest expense of $4.0 million, $15.5 million and $18.4 million, respectively. At June 30, 2010, the Company had accrued interest of $15.3 million recorded on the Consolidated Balance Sheets, of which $0.2 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2009, the Company had accrued interest of $29.4 million recorded on the Consolidated Balance Sheets, all of which was recorded within other liabilities. At June 30, 2010, the Company had accrued penalties of $1.1 million recorded on the Consolidated Balance Sheets, all of which was recorded within other liabilities. At June 30, 2009, the Company had accrued penalties of $0.5 million recorded on the Consolidated Balance Sheets, all of which was recorded within other liabilities.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations, such as California, Illinois, Minnesota and New Jersey. The tax years currently under examination vary by jurisdiction. Such examinations currently in progress are as follows:

Taxing Jurisdiction	Fiscal Years under Examination
U.S. (IRS)	2009 - 2010
California	2004 - 2005
Illinois	2004 - 2005
Minnesota	1998 - 2004
New Jersey	2002 - 2006
Province of Alberta	2007

Canada has substantially completed its joint audit with the Province of Ontario for the fiscal years ended June 30, 2005 through June 30, 2007.

The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million in the next twelve months. We do not expect any cash payments related to unrecognized tax benefits in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

In January 2010, the Company reached an agreement with the IRS regarding all outstanding tax audit issues in dispute for the tax years 2007 and 2008, which did not have a material impact to the effective tax rate.

In June 2009, the Company reached an agreement with the IRS regarding all outstanding tax audit issues with the IRS in dispute for the tax years 1998 through 2006. As a result, the Company owed the IRS and other tax jurisdictions $217.5 million, which was satisfied by applying $113.2 million of funds on deposit and making cash payments of $103.0 million in fiscal 2010. The impact of this agreement was offset by a receivable of $168.1 million from the IRS and other tax jurisdictions, of which $152.3 million was received in fiscal 2010. The remaining balances are expected to be settled in fiscal 2011. In fiscal 2009, the Company had previously recorded a liability for unrecognized tax benefits of $317.6 million and recorded a benefit to the provision for income taxes of $99.7 million. Additionally, in fiscal 2009, the Company included a cumulative adjustment between domestic and foreign earnings as a result of the audit settlement described above and a related agreement with a foreign tax authority, and as a result, included a foreign tax benefit of $119.7 million in its income tax provision.

In April 2009, the Company settled a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $14.2 million and a related deferred tax asset of $5.1 million. Accordingly, the Company recorded a reduction in the provision for income taxes of $9.2 million during the fourth quarter of fiscal 2009 related to the reversal of the liability for unrecognized tax benefits and the related deferred tax asset. In addition, the Company received a tax credit of $11.1 million related to the same matter, which further reduced the provision for income taxes during the fourth quarter of fiscal 2009.

During the fiscal year ended June 30, 2008, the Company recorded a reduction in the provision for income taxes of $12.4 million, which was primarily related to the settlement of a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $7.9 million and a related deferred tax asset of $2.9 million.

During fiscal 2008, the Company recorded a tax-basis adjustment to capital in excess of par value on the Statements of Consolidated Stockholders' Equity, which was related to a business that the Company acquired in May 1999 that was accounted for by the Company as a pooling of interests.

NOTE 16. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $175.4 million, $194.2 million, and $170.4 million in fiscal 2010, 2009 and 2008, respectively, with minimum commitments at June 30, 2010 as follows:

Years ending June 30,	
2011	$143.9
2012	101.6
2013	68.3
2014	45.7
2015	33.3
Thereafter	30.5
	$423.3

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2010, the Company has purchase commitments of approximately $710.0 million relating to software and equipment purchases and maintenance contracts, of which $262.6 million relates to the fiscal year ending June 30, 2011, $158.3 million relates to the fiscal year ending June 30, 2012 and the remaining $289.1 million relates to fiscal years ending June 30, 2013 through fiscal 2015.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive income (loss) was $53.5 million, $(120.2) million, and $309.6 million in fiscal 2010, 2009 and 2008, respectively. The accumulated balances reported in accumulated other comprehensive income on the Consolidated Balance Sheets for each component of other comprehensive income (loss) are as follows:

June 30,	2010	2009	2008
Currency translation adjustments	$ 16.4	$ 92.5	$284.6
Unrealized net gain on available-for-sale securities, net of tax	457.8	282.4	91.3
Pension liability adjustment, net of tax	(264.7)	(218.9)	(99.7)
Accumulated other comprehensive income	$ 209.5	$ 156.0	$276.2

NOTE 18. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic characteristics and operational characteristics, the Company's strategic business units have been aggregated into the following three reportable segments: Employer Services, PEO Services and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2009 and 2008 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2010 budgeted foreign exchange rates. In addition, there is a reconciling item for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are reconciling items to our reportable segments' revenues and/or earnings from continuing operations before income taxes and results in the elimination of these adjustments/charges in consolidation. Reportable segments' assets include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

	Employer Services	PEO Services	Dealer Services	Other	Reconciling Items: Foreign Exchange	Reconciling Items: Client Fund Interest	Reconciling Items: Cost of Capital Charge	Total
Year ended June 30, 2010								
Revenues from continuing operations	$ 6,442.6	$1,316.8	$1,229.4	$ 16.4	$ 59.2	$(136.7)	$ --	$ 8,927.7
Earnings from continuing operations before income taxes	1,722.4	126.6	201.0	(167.8)	10.3	(136.7)	107.4	1,863.2
Assets from continuing operations	20,560.5	160.8	517.7	5,623.2	--	--	--	26,862.2
Capital expenditures for continuing operations	42.5	0.3	24.0	23.4	--	--	--	90.2
Depreciation and amortization	217.7	1.3	82.4	115.2	--	--	(107.4)	309.2(a)
Year ended June 30, 2009								
Revenues from continuing operations	$ 6,438.9	$1,185.8	$1,267.9	$ 19.4	$ (7.3)	$ (66.3)	$ --	$ 8,838.4
Earnings from continuing operations before income taxes	1,758.7	117.6	214.3	(233.5)	2.5	(66.3)	106.8	1,900.1
Assets from continuing operations	18,318.2	104.0	591.4	6,338.1	--	--	--	25,351.7
Capital expenditures for continuing operations	47.4	0.2	27.0	93.0	--	--	--	167.6
Depreciation and amortization	213.9	1.3	82.5	116.8	--	--	(106.8)	307.7(a)
Year ended June 30, 2008								
Revenues from continuing operations	$ 6,227.8	$1,060.5	$1,301.8	$ 4.9	$153.8	$ (15.1)	$ --	$ 8,733.7
Earnings from continuing operations before income taxes	1,606.7	102.0	220.1	(245.4)	25.7	(15.1)	109.4	1,803.4
Assets from continuing operations	18,197.8	45.3	658.2	4,833.1	--	--	--	23,734.4
Capital expenditures for continuing operations	87.4	1.0	38.0	59.9	--	--	--	186.3
Depreciation and amortization	251.0	1.5	86.8	88.4	--	--	(109.4)	318.3(a)

(a) Includes $70.6 million, $70.3 million and $80.6 million for the years ended June 30, 2010, 2009 and 2008, respectively, of depreciation and amortization that does not relate to our services and products.

Revenues and assets from continuing operations by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2010					
Revenues from continuing operations	$ 7,195.0	$1,089.8	$ 383.4	$259.5	$ 8,927.7
Assets from continuing operations	$22,401.1	$1,576.8	$2,558.5	$325.8	$26,862.2
Year ended June 30, 2009					
Revenues from continuing operations	$ 7,222.8	$1,051.6	$ 343.4	$220.6	$ 8,838.4
Assets from continuing operations	$21,577.8	$1,621.8	$1,851.8	$300.3	$25,351.7
Year ended June 30, 2008					
Revenues from continuing operations	$ 7,072.7	$1,080.8	$ 388.7	$191.5	$ 8,733.7
Assets from continuing operations	$19,813.4	$1,951.3	$1,668.7	$301.0	$23,734.4

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of our continuing operations for the two fiscal years ended June 30, 2010 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2010				
Revenues	$2,096.1	$2,198.0	$2,443.2	$2,190.3
Costs of revenues	$1,189.5	$1,227.2	$1,330.7	$1,282.2
Gross profit	$ 906.6	$ 970.8	$1,112.5	$ 908.1
Net earnings from continuing operations	$ 282.9	$ 315.0	$ 401.6	$ 207.6
Basic earnings per share from continuing operations	$ 0.56	$ 0.63	$ 0.80	$ 0.42
Diluted earnings per share from continuing operations	$ 0.56	$ 0.62	$ 0.79	$ 0.42
Year ended June 30, 2009				
Revenues	$2,173.1	$2,195.8	$2,368.7	$2,100.8
Costs of revenues	$1,231.5	$1,183.3	$1,214.7	$1,193.0
Gross profit	$ 941.6	$1,012.5	$1,154.0	$ 907.8
Net earnings from continuing operations	$ 276.8	$ 298.9	$ 402.1	$ 347.4
Basic earnings per share from continuing operations	$ 0.55	$ 0.59	$ 0.80	$ 0.69
Diluted earnings per share from continuing operations	$ 0.54	$ 0.59	$ 0.80	$ 0.69

NOTE 20. SUBSEQUENT EVENT (UNAUDITED)

With the exception of those listed in Notes 9, 11 and 14 and those listed below, there are no further subsequent events for disclosure.

Subsequent to June 30, 2010, the Company acquired three businesses for approximately $500 million. The Company is currently evaluating the opening balance sheets for these businesses. These acquisitions are not expected to be material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears on page 81 of this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2010 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2010 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2010.

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of ADP included in this Annual Report on Form 10-K, has issued an attestation report on the operating effectiveness of ADP's internal control over financial reporting. The Deloitte & Touche LLP attestation report is set forth below.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Roseland, New Jersey
August 25, 2010

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended June 30, 2010 of the Company and our report dated August 25, 2010, expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 25, 2010

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers

The executive officers of the Company, their ages, positions and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
Steven J. Anenen	57	*President, Dealer Services*	1975
Michael A. Bonarti	45	*Vice President, General Counsel and Secretary*	1997
Gary C. Butler	63	*President and Chief Executive Officer*	1975
Benito Cachinero	52	*Vice President, Human Resources*	2007
Michael L. Capone	43	*Vice President and Chief Information Officer*	1988
Michael C. Eberhard	48	*Vice President and Treasurer*	1998
Edward B. Flynn, III	50	*Vice President, Employer Services–Sales*	1988
Regina R. Lee	53	*President, Employer Services– Small Business Services and Major Account Services*	1982
Anish Rajparia	39	*President, Employer Services—International*	2002
Christopher R. Reidy	53	*Chief Financial Officer*	2006
Carlos A. Rodriguez	46	*President, Employer Services– National Account Services and Employer Services–International*	1999
Alan Sheiness	52	*Corporate Controller and Principal Accounting Officer*	1984
Jan Siegmund	46	*President, Added Value Services and Chief Strategy Officer*	1999

Messrs. Anenen and Butler have each been employed by ADP in senior executive positions for more than the past five years.

Michael A. Bonarti joined ADP in 1997. Prior to his promotion to Vice President, General Counsel and Secretary in June 2010, he served as Staff Vice President and Associate General Counsel from November 2007 to June 2010, as Associate General Counsel from January 2007 to November 2007 and as Assistant General Counsel from 2002 to January 2007.

Benito Cachinero joined ADP in 2007 as Vice President, Human Resources. Prior to joining ADP, he was Vice President, Human Resources for the Medical Devices & Diagnostics Group of Johnson & Johnson from 2004 to 2007.

Michael L. Capone joined ADP in 1988. Prior to his promotion to Vice President and Chief Information Officer in 2008, he served as Senior Vice President and General Manager of GlobalView from 2005 to 2008, and as Vice President, Corporate Information Systems from 1999 to 2005.

Michael C. Eberhard joined ADP in 1998. Prior to his promotion to Vice President and Treasurer in 2009, he served as Staff Vice President and Assistant Treasurer from 2007 to 2009 and as Vice President, Corporate Treasury from 2004 to 2007.

Edward B. Flynn, III joined ADP in 1988. Prior to his promotion to Vice President, Employer Services–Sales in 2009, he served as President, Employer Services – International from 2008 to 2009 and as Senior Vice President of Sales for Employer Services, International, from 2004 to 2008.

Regina R. Lee joined ADP in 1982. Prior to her promotion to President, Employer Services – Small Business Services and Major Account Services in 2010, she served as President, Employer Services – National Account Services and Employer Services – International from 2008 to 2010, as President, National Account Services, Employer Services from 2005 to 2008, and as President, Small Business Services, Employer Services from 2004 to 2005.

Anish Rajparia joined ADP in 2002. Prior to his promotion to President, Employer Services – International in 2009, he served as President, Employer Services – Europe from 2006 to 2009, and as General Manager, Retirement Services, from 2004 to 2006.

Christopher R. Reidy joined ADP in 2006 as Vice President and Chief Financial Officer. Prior to joining ADP, he was Vice President, Controller and Chief Accounting Officer of the AT&T Corporation from 2003 to 2006.

Carlos A. Rodriguez joined ADP in 1999. Prior to his promotion in 2010 to President, Employer Services – National Account Services and Employer Services – International, he served as President, Small Business Services, Employer Services, from 2007 to 2010 and as President of TotalSource, Employer Services from 2000 to 2007.

Alan Sheiness joined ADP in 1984. Prior to his promotion to Corporate Controller and Principal Accounting Officer in 2007, he served as President, Small Business Services, Employer Services, from 2006 to 2007, and as Chief Financial Officer, Employer Services, from 2004 to 2005.

Jan Siegmund joined ADP in 1999. Prior to his promotion to President, Added Value Services and Chief Strategy Officer in 2009, he served as President, Added Value Services from 2007 to 2009 and as Vice President, Strategic Development from 2004 to 2007.

Each of ADP's executive officers is appointed for a term of one year and until their successors are chosen and qualified or until their death, resignation or removal.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

See "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Ethics" in the "About ADP" section. Any amendment to or waivers from the code of ethics will be disclosed on our website within four business days following the date of the amendment or waiver.

Audit Committee

See "Audit Committee Report" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Compensation of Executive Officers" and "Election of Directors – Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Election of Directors – Security Ownership of Certain Beneficial Owners and Managers" and "Election of Directors – Equity Compensation Plan Information" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors – Corporate Governance" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules**

1. **Financial Statements**

The following report and consolidated financial statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Statements of Consolidated Earnings - years ended June 30, 2010, 2009 and 2008

Consolidated Balance Sheets - June 30, 2010 and 2009

Statements of Consolidated Stockholders' Equity - years ended June 30, 2010, 2009 and 2008

Statements of Consolidated Cash Flows - years ended June 30, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	91

All other Schedules have been omitted because they are inapplicable or are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) **Exhibits**

The following exhibits are filed with this Annual Report on Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1 - Amended and Restated Certificate of Incorporation dated November 11, 1998 - incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999

3.2 - Amended and Restated By-laws of the Company - incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated November 13, 2007

10.1 - Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC - incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 21, 2007

10.2	-	Letter Agreement dated as of June 28, 2006 between Automatic Data Processing, Inc. and Gary C. Butler - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006 (Management Contract)
10.3	-	Key Employees' Restricted Stock Plan - incorporated by reference to the Company's Registration Statement No. 33-25290 on Form S-8 (Management Compensatory Plan)
10.4	-	Amended and Restated Supplemental Officers Retirement Plan – incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 10, 2009 (Management Compensatory Plan)
10.5	-	1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)
10.6	-	Amendment to 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10.6(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)
10.7	-	1994 Directors' Pension Arrangement - incorporated by reference to Exhibit 10(iii)(A)-#10 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (Management Compensatory Plan)
10.8	-	2000 Stock Option Plan - incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (Management Compensatory Plan)
10.9	-	Automatic Data Processing, Inc. Deferred Compensation Plan (Management Compensatory Plan)
10.10	-	Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated June 16, 2006 (Management Compensatory Plan)
10.11	-	Amended and Restated Employees' Saving-Stock Option Plan - incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Management Compensatory Plan)
10.12	-	2003 Director Stock Plan - incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-147377 on Form S-8 filed with the Commission on November 14, 2007 (Management Compensatory Plan)
10.13	-	Amended and Restated Employees' Savings-Stock Purchase Plan – incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (Management Compensatory Plan)

10.14	-	364-Day Credit Agreement, dated as of June 23, 2010, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas and Wells Fargo Bank, N.A. as Syndication Agents, and Barclays Bank PLC, Citicorp USA, Inc., Deutsche Bank Securities Inc., Intesa SanPaolo S.p.A, and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agents - incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated June 25, 2010
10.15	-	Five-Year Credit Agreement, dated as of June 28, 2006, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank AG New York Branch and Wachovia Bank National Association, as Documentation Agents - incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K dated June 30, 2006
10.16	-	Three-Year Credit Agreement, dated as of June 23, 2010, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas and Wells Fargo Bank, N.A. as Syndication Agents, and Barclays Bank PLC, Citicorp USA, Inc., Deutsche Bank Securities Inc., Intesa SanPaolo S.p.A, and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agents- incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K dated June 25, 2010
10.17	-	2000 Stock Option Grant Agreement (Form for Employees) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.18	-	2000 Stock Option Grant Agreement (Form for French Associates) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.19	-	2000 Stock Option Grant Agreement (Form for Non-Employee Directors) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)
10.20	-	2000 Stock Option Grant Agreement (Form for Employees) for use beginning August 14, 2008 – incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K dated August 13, 2008 (Management Compensatory Plan)
10.21	-	Directors Compensation Summary Sheet – incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (Management Compensatory Plan)

10.22	-	Letter Agreement, dated as of August 1, 2006, between Automatic Data Processing, Inc. and Christopher R. Reidy – incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K dated August 2, 2006 (Management Contract)
10.23	-	Termination Agreement and Release by and between Campbell B. Langdon and Automatic Data Processing, Inc. dated June 25, 2010 (Management Contract)
10.24	-	2008 Omnibus Award Plan - incorporated by reference to Appendix A to the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders filed with the Commission on September 26, 2008 (Management Compensatory Plan)
10.25	-	Form of Restricted Stock Award Agreement under the 2008 Omnibus Award Plan – incorporated by reference to Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.26	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for French Employees) – incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.27	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non-Employee Directors) used on November 11, 2008 – incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.28	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non-Employee Directors) for grants after November 11, 2008 – incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.29	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Employees) – incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
21	-	Subsidiaries of the Company
23	-	Consent of Independent Registered Public Accounting Firm
31.1	-	Certification by Gary C. Butler pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	-	Certification by Christopher R. Reidy pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	-	Certification by Gary C. Butler pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	-	Certification by Christopher R. Reidy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	-	XBRL instance document
101.SCH*	-	XBRL taxonomy extension schema document
101.CAL*	-	XBRL taxonomy extension calculation linkbase document
101.LAB*	-	XBRL taxonomy label linkbase document
101.PRE*	-	XBRL taxonomy extension presentation linkbase document
101.DEF*	-	XBRL taxonomy extension definition linkbase document

* As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Exchange Act.

AUTOMATIC DATA PROCESSING, INC.

AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2010:					
Allowance for doubtful accounts:					
Current	$47,831	$21,177	$ --	$(20,046)(A)	$48,962
Long-term	$18,034	$ 3,846	$ --	$ (5,832)(A)	$16,048
Deferred tax valuation allowance	$51,690	$19,988	$ (5,219)(B)	$ (4,576)	$61,883
Year ended June 30, 2009:					
Allowance for doubtful accounts:					
Current	$38,407	$48,232	$ --	$(38,808)(A)	$47,831
Long-term	$ 7,938	$17,949	$ --	$ (7,853)(A)	$18,034
Deferred tax valuation allowance	$44,430	$21,243	$ (4,563)(B)	$ (9,420)	$51,690
Year ended June 30, 2008:					
Allowance for doubtful accounts:					
Current	$30,802	$27,693	$ --	$(20,088)(A)	$38,407
Long-term	$ 8,297	$ 2,062	$ --	$ (2,421)(A)	$ 7,938
Deferred tax valuation allowance	$31,241	$ 4,116	$15,463(B)(C)	$ (6,390)(D)	$44,430

(A) Doubtful accounts written off, less recoveries on accounts previously written off.

(B) Includes amounts related to foreign exchange fluctuation.

(C) Related to state deferred tax assets pertaining to net operating loss carryforwards.

(D) Related to surrender in disposition of subsidiaries, mergers and liquidations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
(Registrant)

August 25, 2010

By /s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary C. Butler (Gary C. Butler)	President and Chief Executive Officer, Director (Principal Executive Officer)	August 25, 2010
/s/ Christopher R. Reidy (Christopher R. Reidy)	Chief Financial Officer (Principal Financial Officer)	August 25, 2010
/s/ Alan Sheiness (Alan Sheiness)	Corporate Controller (Principal Accounting Officer)	August 25, 2010
/s/ Gregory D. Brenneman (Gregory D. Brenneman)	Director	August 25, 2010
/s/ Leslie A. Brun (Leslie A. Brun)	Director	August 25, 2010
/s/ Leon G. Cooperman (Leon G. Cooperman)	Director	August 25, 2010
/s/ Eric C. Fast (Eric C. Fast)	Director	August 25, 2010
/s/ Linda R. Gooden (Linda R. Gooden)	Director	August 25, 2010
/s/ R. Glenn Hubbard (R. Glenn Hubbard)	Director	August 25, 2010
/s/ John P. Jones (John P. Jones)	Director	August 25, 2010
/s/ Sharon T. Rowlands (Sharon T. Rowlands)	Director	August 25, 2010
/s/ Enrique T. Salem (Enrique T. Salem)	Director	August 25, 2010
/s/ Gregory L. Summe (Gregory L. Summe)	Director	August 25, 2010

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
71 Hanover Florham Park Associates LLC	New Jersey
ADP Atlantic, LLC	Delaware
ADP Belgium CVA	Belgium
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Business Services (Shanghai) Co., Ltd.	China
ADP Canada Co.	Canada
ADP Commercial Leasing, LLC	Delaware
ADP Dealer Services Denmark ApS	Denmark
ADP Dealer Services Deutschland GmbH	Germany
ADP Dealer Services France SAS	France
ADP Dealer Services Italia s.r.l.	Italy
ADP Dealer Services UK Limited	United Kingdom
ADP Employer Services GmbH	Germany
ADP Europe SARL	France
ADP Europe S.A.	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP Group UK Limited	United Kingdom
ADP GSI France SAS	France
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity, Inc.	Vermont
ADP Nederland B.V.	Netherlands
ADP Network Services International, Inc.	Delaware
ADP Network Services Limited	United Kingdom
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Payroll Services, Inc.	Delaware
ADP Pleasanton National Service Center, Inc.	Delaware
ADP Screening and Selection Services, Inc.	Colorado
ADP Tax Services, Inc.	Delaware
ADP Tesoft Automocion Spain	Spain
ADP TotalSource Group, Inc.	Florida
ADP Vehicle Information Technology (Shanghai) Co., Ltd	China
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited (UK)	United Kingdom
Automotive Directions, Inc.	Wisconsin
Autosys GmbH	Germany
Business Management Software Limited	United Kingdom
Digital Motorworks, Inc.	Texas
Employease, Inc.	Delaware
VirtualEdge, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2010.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-46168, 333-10281, 333-10277, 333-110393, 333-146565, 333-147377, and 333-155382 on Form S-8 of our report dated August 25, 2010, relating to the consolidated financial statements and consolidated financial statement schedule of Automatic Data Processing, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting (which expresses an unqualified opinion), appearing in the Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2010.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 25, 2010

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Gary C. Butler, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2010

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Christopher R. Reidy, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2010

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary C. Butler, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer
Date: August 25, 2010

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher R. Reidy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer
August 25, 2010